As filed with the Securities and Exchange Commission on April 9, 2001

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Bremer Financial Corporation	Bremer Capital Trust I
(Exact names of registrant and co-registrant	(Exact names of registrant and co-registrant
as specified in their charters)	as specified in their charters)

MINNESOTA	DELAWARE
(State or other jurisdiction of	(State or other jurisdiction of
incorporation or organization)	incorporation or organization)

41-0715583	APPLIED FOR
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

445 MINNESOTA STREET, SUITE 2000, ST. PAUL, MINNESOTA 55101 (651) 227-7621
(Address, including zip code, and telephone number, including area code, of registrant’s and co-registrant’s principal executive offices)

STAN K. DARDIS
President and Chief Executive Officer
445 Minnesota Street, Suite 2000, St. Paul, Minnesota 55101 (651) 227-7621
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

MICHELE D. VAILLANCOURT, ESQ.	DAVID B. MILLER, ESQ.
Winthrop & Weinstine, P.A.	Faegre & Benson LLP
3000 Dain Rauscher Plaza	2200 Wells Fargo Center
60 South Sixth Street	90 South Seventh Street
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legitimate facsimile thereof, pursuant to Item 11(a)(i) of this Form, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per capital security	Proposed maximum aggregate offering price	Amount of registration fee

Bremer Capital Trust I	2,200,000
% Cumulative Capital Securities	capital securities	$25.00	$55,000,000	$13,750
% Junior Subordinated Debentures of Bremer Financial Corporation(1)	$55,000,000
Guarantee of Capital Securities(2)

__________

(1)	The junior subordinated debentures will be purchased by Bremer Capital Trust I with the proceeds from the sale of the capital securities. Such junior subordinated debentures may later be distributed for no additional consideration to the holders of the capital securities of Bremer Capital Trust I upon its dissolution.

(2)	This registration statement is deemed to cover the junior subordinated debentures of Bremer Financial Corporation, the rights of holders of the junior subordinated debentures of Bremer Financial Corporation under the indenture, and the rights of holders of the capital securities under the declaration of trust and the capital securities guarantee entered into by Bremer Financial Corporation. No separate consideration will be received for the capital securities guarantee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to completion, dated April 9, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2,200,000 Capital Securities

Bremer Capital Trust I

____% Cumulative Capital Securities
(Liquidation Amount of $25 per Capital Security)
Guaranteed as Described in this Prospectus by

Bremer Financial Corporation

•	The capital securities represent undivided beneficial interests in the assets of Bremer Capital Trust I. The trust will invest the proceeds of this offering of capital securities in the ____% junior subordinated debentures of Bremer Financial Corporation.

•	You will be entitled to quarterly cash distributions at an annual rate of ____% beginning July 15, 2001. We may defer payment of the distributions at any time for up to 20 consecutive quarters, but not past the maturity date.

•	The capital securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries.

•	The junior subordinated debentures mature, and the capital securities must be redeemed, by ____________, 2031. The trust may redeem the capital securities at a redemption price of $25 per capital security, plus accumulated and unpaid distributions, at any time on or after ____________, 2006, or earlier under certain circumstances.

•	We have applied to have the capital securities listed on the American Stock Exchange under the symbol "____________."

•	Bremer Financial Corporation will effectively guarantee, fully and unconditionally, the payment by the trust of amounts due on the capital securities, but only if payments are first made on the junior subordinated debentures.

This investment involves risk. See "Risk Factors" beginning on page 9.

These securities are not savings accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

	Per Capital Security	Total

Public offering price	$25.00	$55,000,000
Underwriting commission paid by Bremer Financial Corporation	$	$
Proceeds to the trust	$25.00	$55,000,000

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray	Dain Rauscher Wessels

The date of this prospectus is April ___, 2001.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

The name Bremer®, a registered trademark, and our logo are names and marks which belong to us.

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans,” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus.

Business of Bremer Financial Corporation

Bremer Financial Corporation is a regional financial services company operating 11 subsidiary banks in Minnesota, Wisconsin and North Dakota. Our banks operate under a community banking philosophy, serving the diverse needs of our communities with local decision-making and a broad product line. At the customer level, we attempt to differentiate ourselves by identifying the total financial services needs of our clients and providing them with individualized solutions to those needs. Through our 101 offices, we offer a wide range of banking and related products and services, including transaction and savings deposits, commercial, consumer, agricultural and real estate loans, mortgage origination services, and insurance, trust and retail brokerage services. At December 31, 2000, we had assets of $4.2 billion, loans and leases of $2.9 billion and deposits of $3.1 billion.

From our incorporation in Minnesota in 1943 through the late 1980s, we relied on our existing community banks to generate loan and deposit growth in our market area. From 1990 through 2000, we augmented this growth with six acquisitions of banks and bank holding companies and also acquired four branch offices and their related deposits. In recent years, our expansion focus primarily has been on more urban, metropolitan areas of our market, most noticeably the Minneapolis/St. Paul metropolitan area. Consistent with that strategy, we recently entered into an agreement with Firstar Bank, National Association, to acquire from Firstar 11 branch offices and a portfolio of commercial loans and related deposits located in the Minneapolis/St. Paul metropolitan area (“Branch Acquisition”), which will add approximately $750 million of deposits and $300 million of loans. Giving pro forma effect to the Branch Acquisition, at December 31, 2000, we would have had assets of $4.8 billion, loans and leases of $3.2 billion and deposits of $3.9 billion. The Branch Acquisition is subject to regulatory approvals and other customary conditions and is expected to close in May 2001.

We seek to be the preeminent community bank in the markets we serve. Our strategy for achieving this objective includes:

•	Providing distinctive community banking to our customers by:

—	Providing personalized service through a relationship management approach.
We emphasize a sales approach in which a relationship manager is responsible for selling the entire range of our services to our customers. As a result, our relationship managers gain a more thorough understanding of their customers’needs, and customers gain more convenient access to our diverse product line.

—	Offering a wide variety of innovative financial products to our customers.
Our customers use a wide variety of financial services beyond traditional banking products, and we work with them to identify their particular needs and tailor our services to meet those needs.

—	Granting substantial local autonomy to our subsidiary banks.
Consistent with our long history of community banking, we operate under a management philosophy of local market decision-making by each of our subsidiary banks. Management of each of our subsidiary banks has a high degree of flexibility in responding to local market demands.

—	Using our unique ownership structure to reinvest in the communities we serve.
We are majority owned by the Otto Bremer Foundation. The foundation is a non-profit charitable organization which distributes the earnings from its investments in us and other investments to non-profit organizations in the communities served by our subsidiary banks. Besides contributing to the economic well being of these communities, these distributions also improve our brand recognition.

•	Investing in technology

—	We are committed to investing in technology to improve product offerings, reduce product costs and provide more convenient service to our customers.

•	Increasing penetration in our existing markets

—	To make us more accessible and convenient to our customers, we pursue a strategy of in-market expansion to fill in gaps in our market coverage by opening new branches and acquiring competing banks or branches.

•	Leveraging our holding company structure

—	We believe that by centralizing many critical subsidiary bank administrative and support functions at the holding company level, our subsidiary banks’management and personnel can concentrate on individual customer service and community relations. This centralization also allows us to reduce bank expenses and consistently and efficiently implement system-wide banking policies and practices.

Our executive offices are located at 445 Minnesota Street, Suite 2000, St. Paul, Minnesota; our telephone number is (651) 227-7621; and our website is www.bremer.com. The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in the capital securities.

Bremer Capital Trust I

The trust is a statutory business trust recently organized under Delaware law by us and the trustees of the trust. We formed the trust as a financing subsidiary. When the trust issues the capital securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding capital securities of the trust. In exchange for our capital contribution to the trust, we will own all of the issued and outstanding common securities of the trust, which will equal 3% of the total capital of the trust. The trust exists exclusively for the following purposes:

•	issuing the capital securities to the public for cash;

•	issuing the common securities to Bremer Financial Corporation;

•	investing the proceeds from the sale of the capital securities and common securities in an equivalent amount of the junior subordinated debentures issued by us; and

•	engaging in activities that are incidental to those listed above.

The trust’s address is 445 Minnesota Street, Suite 2000, St. Paul, Minnesota 55101, and its telephone number is (651) 227-7621.

The Offering

The issuer	Bremer Capital Trust I, a Delaware statutory business trust.

Securities being offered	2,200,000 capital securities, which represent preferred undivided interests in the assets of the trust. Those assets will consist solely of our junior subordinated debentures and interest paid on those junior subordinated debentures.

The trust will sell the capital securities to the public for cash. The trust will use that cash to buy the junior subordinated debentures from us.

Offering price	$25 per capital security.

Payment of distributions	If you purchase the capital securities, you are entitled to receive cumulative cash distributions at an annual rate of ___% of the liquidation amount of $25 per capital security. Distributions will accumulate from the date the trust issues the capital securities and will be paid quarterly on January 15, April 15, July 15 and October 15 of each year beginning July 15, 2001. So long as the capital securities are represented by a global security, the record date for distributions will be the business day before the distribution date. Please note that we may defer the payment of cash distributions as described below.

Maturity	The capital securities and the junior subordinated debentures will mature on ____________ 2031. We have the option, however, to shorten the maturity date to a date not earlier than ____________, 2006. We will not shorten the maturity date unless we have first received any required regulatory approvals.

Redemption of the capital securities is possible....	The trust will redeem outstanding capital securities when the junior subordinated debentures are paid either at maturity or upon early redemption of the junior subordinated debentures.

We may redeem all or part of the junior subordinated debentures at any time on or after ____________, 2006. In addition, we may redeem, at any time, all but not part of the junior subordinated debentures if:

•	the interest we pay on the junior subordinated debentures is no longer deductible by us for federal income tax purposes, the trust becomes subject to federal income tax or the trust becomes subject to certain other taxes or governmental charges;

•	existing laws or regulations change in a manner requiring the trust to register as an investment company; or

•	the capital adequacy guidelines of the Federal Reserve change so that the capital securities are not eligible to be counted as Tier 1 capital.

We may also redeem the junior subordinated debentures at any time in an amount equal to the liquidation amount of any capital securities we purchase by tender or in the open market, plus a proportionate amount of common securities, but only in exchange for a like amount of the capital securities and common securities that we then own.

If less than all of the capital securities and the common securities are redeemed, the total amount of securities to be redeemed will be allocated proportionately among the capital securities and common securities, unless an event of default has occurred. In that event, no payments will be made on the common securities until all amounts on the capital securities have been provided for or paid.

Early redemption of the junior subordinated debentures will be subject to the prior approval of the Federal Reserve, if approval is necessary. If the trust redeems the capital securities, you will receive the liquidation amount of $25 per capital security, plus any accumulated and unpaid distributions up to the date of redemption.

We have the option to extend the interest payment period	The trust will rely solely on payments made by us under the junior subordinated debentures to pay distributions on the capital securities. So long as we are not in default under the indenture relating to the junior subordinated debentures, we may, at one or more times, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarters, but not beyond the maturity date. If we defer interest payments on the junior subordinated debentures:

•	the trust will also defer distributions on the capital securities;

•	the distributions you are entitled to will accumulate; and

•	these accumulated distributions will earn interest at an annual rate of ____%, compounded quarterly, until paid.

At the end of any deferral period, we will pay to the trust all accumulated and unpaid distributions under the junior subordinated debentures. The trust will then pay all accumulated and unpaid distributions to you.

Once we make all deferred interest payments on the junior subordinated debentures, we again can defer interest payments on the junior subordinated debentures as discussed above. As a result, there could be multiple periods of varying length during which you would not receive cash distributions.

We currently do not intend to defer interest on the junior subordinated debentures. If we defer the interest payments, however, neither we nor our subsidiaries generally will be permitted to:

•	declare or pay any dividends on, other than dividends in the form of capital stock, make distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than a payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make any payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the junior subordinated debentures;

•	make any guarantee payments with respect to any other guarantee by us of any other debt securities of ours or of any of our subsidiaries if the guarantee ranks equally with or junior to the junior subordinated debentures; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

You will still be taxed if distributions on the capital securities are deferred	If we defer interest payments on the junior subordinated debentures, you will be required to accumulate interest income, as original issue discount, in respect of the deferred stated interest allocable to your share of the capital securities for federal income tax purposes. As a result, you will include such income in gross income for federal income tax purposes prior to the receipt of any cash distributions even if you are a cash basis taxpayer. In addition, you will not receive cash from the trust related to such income if you dispose of your capital securities prior to the record date on which distributions of such amounts are made.

Our guarantee of payment	distributions and liquidation amounts on the capital securities. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the junior subordinated debentures, the trust will not have sufficient funds to make payments on the capital securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments on the junior subordinated debentures.

We may distribute the junior subordinated debentures directly to you	We may, at any time, dissolve the trust and distribute the junior subordinated debentures to you, subject to the prior approval of the Federal Reserve, if approval is then required by law or regulation. If we distribute the junior subordinated debentures to you, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities willrank in right of payment	Our obligations under the capital securities, the junior subordinated debentures and the guarantee are unsecured and will rank as follows with regard to the right of payment:

•	our obligations under the capital securities rank equal to the common securities of the trust. The trust will pay distributions on the capital securities and the common securities pro rata. However, if we default with respect to the junior subordinated debentures, then no distributions on the common securities will be paid until all accumulated and unpaid distributions on the capital securities have been paid;

•	our obligations under the junior subordinated debentures and the capital securities guarantee are subordinate and rank junior to all of our existing or future debt and rank equal to our existing or future trust-related securities, unless any such obligations are specifically subordinated; and

•	because we are a holding company, the junior subordinated debentures and the guarantee will effectively be subordinate to all depositor’s claims as well as existing and future liabilities of our subsidiaries.

Voting rights of the capital securities	Except in limited circumstances, you will have no voting rights.

American Stock Exchange symbol	We have applied to have the capital securities approved for trading on the American Stock Exchange ("AMEX") under the symbol “____ .”

You will not receive certificates	The capital securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the capital securities. Instead, your beneficial ownership interests will be recorded through the DTC book-entry system.

Use of proceeds	The trust will use all of the proceeds from the sale of the capital securities to purchase the junior subordinated debentures. We currently expect to contribute the net proceeds from the sale of the junior subordinated debentures as capital to one of our subsidiary banks to support the Branch Acquisition. The capital securities will increase our consolidated Tier 1 capital to a level necessary to complete the Branch Acquisition. See "Use of Proceeds."

Risk factors	See “Risk Factors”for a discussion of factors that you should carefully consider before you decide to purchase the capital securities.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth certain consolidated financial data concerning us. The summary financial data for each of the three years ended December 31, 2000 is derived from our audited consolidated financial statements and related notes, which have been audited by Deloitte & Touche LLP, independent auditors. The results for past periods are not necessarily indicative of results that may be expected for future periods. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus.

	At or for the year ended December 31,
	2000		1999		1998
	(dollars in thousands)
Operating Data:
Total interest income	$314,171		$263,967		$245,525
Total interest expense	163,182		124,914		121,424

Net interest income	150,989		139,053		124,101
Provision for credit losses	8,338		8,321		5,570

Net interest income after provision for credit losses	142,651		130,732		118,531
Noninterest income	54,217		52,465		51,270
Noninterest expense	126,630		121,944		107,013

Income before income tax expense	70,238		61,253		62,788
Income tax expense	24,457		21,142		21,277

Net income	$45,781		$40,111		$41,511

Balance Sheet Data:
Total assets	$4,192,596		$3,851,485		$3,398,079
Securities (1)	951,627		1,038,372		996,673
Loans and leases (2)	2,915,601		2,542,897		2,172,631
Total deposits	3,106,828		2,850,692		2,570,650
Short term borrowings	441,000		426,685		353,213
Long-term debt	232,660		215,832		116,286
Total shareholders’ equity and redeemable class A common
stock	354,039		312,876		303,378
Key Ratios:
Return on average assets (3)	1.14%		1.12%		1.30%
Return on average realized equity (4)(5)	13.54		12.88		14.55
Average realized equity to average assets (4)(5)	8.43		8.69		8.79
Net interest margin (6)	4.22		4.34		4.31
Operating efficiency ratio	57.58		60.54		59.09
Nonperforming loans and leases to total loans and leases and OREO	0.48		0.65		0.61
Nonperforming assets to total loans and leases and OREO	0.60		0.68		0.64
Reserve to nonperforming loans and leases	328.03		251.53		279.28
Reserve to total loans and leases	1.57		1.65		1.70
Net charge-offs to average loans and leases	0.17		0.24		0.13
Ratio of earnings to fixed charges:(7)
Including interest on deposits	1.43	x	1.49	x	1.52	x
Excluding interest on deposits	2.78		3.15		3.67
Regulatory Capital Ratios:
Tier 1 capital to risk-weighted assets	10.03%		10.42%		12.13%
Total capital to risk-weighted assets	11.28		11.67		13.39
Tier 1 capital to average tangible assets	7.51		7.48		8.58

__________

(1)	Includes securities held-to-maturity and securities available-for-sale.

(2)	Net of unearned discount and includes nonaccrual loans and leases.

(3)	Calculation is based on income before minority interests.

(4)	Calculation includes shareholders’ equity and redeemable class A common stock.

(5)	Excluding net unrealized gain (loss) on securities available-for-sale.

(6)	Tax-equivalent basis.

(7)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges represent interest expense.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy the capital securities. You should also consider the other information in this prospectus as well as the other documents incorporated by reference. Because the trust will rely on the payments it receives on the junior subordinated debentures to fund all payments on the capital securities, and because the trust may distribute the junior subordinated debentures in exchange for the capital securities, purchasers of the capital securities are making an investment decision that relates to the junior subordinated debentures being issued by us as well as the capital securities. Purchasers should carefully review the information in this prospectus about the capital securities, the junior subordinated debentures and the capital securities guarantee.

RISKS RELATED TO BREMER FINANCIAL CORPORATION

We may not realize the expected operational and financial benefits from the Branch Acquisition or other acquired banking operations

The Branch Acquisition, when consummated, will be our largest acquisition to date. This transaction will substantially increase our business activities in the Minneapolis/St. Paul market. In addition to completing the Branch Acquisition, we may continue to expand into additional communities or attempt to strengthen our position in our current markets by acquiring banking institutions and/or making branch acquisitions.

Acquiring banking operations involves numerous risks. Failure to address these risks could adversely affect our results of operations and financial condition. These risks include:

•	potential exposure to unknown or contingent liabilities of banks and businesses acquired;

•	unanticipated problems with the quality of the assets acquired;

•	inadequate indemnification;

•	difficulties in maintaining adequate sources of funding at attractive pricing;

•	the potential diversion of our management’s time and attention;

•	the possible loss of key employees, depositors and customers of the banks and businesses acquired;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital; and

•	incurring goodwill when we account for an acquisition as a purchase.

The Branch Acquisition is anticipated to result in recorded intangibles which, together with increased borrowing costs and a relatively larger mix of lower earning investment securities, are expected to lower our net interest margin and tangible capital.

The Branch Acquisition is subject to various conditions, including approval by the banking regulatory agencies. We cannot assure that we will receive the required approvals in order to complete the Branch Acquisition. The closing of this offering of capital securities is not contingent on the closing of the Branch Acquisition.

Our geographic concentration is in the Upper Midwest, and many of the communities we serve depend on agriculture

Our success depends to a great extent upon the general economic conditions of the communities we serve in Minnesota, Wisconsin and North Dakota. Many of the communities we serve are predominantly dependent on agriculture. We estimate that approximately 45% of our deposits and 40% of our loans and leases originate in such communities. Agriculture in these communities is affected by many factors beyond our control, including weather, government policies, fluctuating commodity prices, energy costs and natural disasters. Flooding, high fuel costs and low commodity prices in recent years in some of the areas we serve have resulted in reduced levels of economic activity. Similar events in the future may adversely affect our loan quality, local loan demand and other aspects of our business and results of operations.

Changes in interest rates could have an adverse effect on our profitability

Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income. This is the difference between the interest income we earn on our interest earning assets, such as loans, and the interest expense we pay on our interest bearing liabilities, such as deposits. When interest rates are rising, the interest income we earn on loans and interest bearing investments may not increase as rapidly as the interest expense paid on our liabilities. As a result, our earnings may be adversely affected.

Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets and other factors beyond our control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on our loans and payments on our mortgage-backed securities, resulting in the receipt of proceeds that may be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although we have an asset liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates still could have an adverse effect on our profitability. At December 31, 2000, based on the difference between repricing assets and repricing liabilities, we were slightly liability sensitive.

We may be adversely affected by government monetary policy

As a bank holding company, our business is affected by the monetary policies of the Federal Reserve Board, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. In setting its policy, the Federal Reserve Board may use techniques such as the following:

•	engaging in open market transactions in United States government securities;

•	setting the discount rate on member bank borrowing; and

•	determining reserve requirements.

These techniques may have an adverse effect on our deposit levels, net interest margin, loan demand or our business and operations.

Credit losses are inherent in our business, and our allowance for loan losses may be inadequate to cover actual loan losses

Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and our ability to make payments on the junior subordinated debentures. Every loan we make carries a certain risk of non-payment. This risk is affected by, among other things:

•	the credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential losses based on a number of factors. The amount of this allowance is determined by management through a periodic review and consideration of several factors, including:

•	an ongoing review of the quality, size and diversity of our loan portfolio;

•	an evaluation of non-performing loans;

•	historical loan loss experience; and

•	the amount and quality of collateral, including guarantees, securing the loans.

If our assumptions are wrong, our allowance for loan losses may be insufficient to cover our losses, thereby having an adverse effect on our operating results and perhaps causing us to increase the allowance in the future. The actual amount of future provisions for loan losses cannot now be determined and may exceed the amounts of past provisions.

Commercial loans and commercial real estate loans represent a significant portion of our loan portfolio, and repayment of these loans may depend on factors outside of our control or the control of our borrowers

As of December 31, 2000, our commercial loans and commercial real estate loans totaled $1.5 billion, or 52%, of our total loan portfolio. Commercial lending and commercial real estate lending typically involve higher principal amounts. The repayment of the loans generally depends, in large part, on sufficient income from the borrowers and cash flow from the collateral securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow of the borrowers and the value of the collateral securing the loans.

Changes in the regulatory structure or the statutes or regulations that apply to us could have a material impact on our operations

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board and the Office of the Comptroller of the Currency. The supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than the shareholders of these entities. Our success depends on our continued ability to comply with these regulations. Some of these regulations may increase our costs and thus place non-bank financial institutions in stronger, more competitive positions. Regulatory authorities have extensive discretion in carrying out their supervisory and enforcement responsibilities. They have also implemented regulations which have increased capital requirements, increased insurance premiums, required approval of acquisitions and other changes of control and resulted in increased administrative and professional expenses. Any change in the existing regulatory structure or the applicable statutes or regulations could have a material impact on our operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect our powers, authority and operations, which in turn could have a material adverse effect on our operations.

If we do not adjust to rapid changes and consolidation in the financial services industry, our financial performance may suffer

Our ability to compete successfully in our market areas will depend in part on our ability to expand the financial services we offer to meet the requirements and demands of our customers. In addition to the challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors, finance companies and insurance companies who seek to offer one-stop financial services to their customers. This may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

As a service to our customers, we currently offer Bremer EBank and Bremer EPay, our retail Internet banking and bill paying services. The use of these services involves the transmission of confidential information over public networks. We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that we use to protect our customers’ transaction data. If we were to experience such a breach or compromise, we could suffer losses, and our operations could be adversely affected.

The Otto Bremer Foundation ownership interest in Bremer is significant, which may affect us in various ways

The Otto Bremer Foundation, a non-profit charitable trust, is our largest shareholder. It owns 240,000 shares, or 20%, of our class A common stock and 10,800,000 shares, or 100%, of our class B common stock. Holders of class A common stock have full voting rights with regard to all matters, while holders of class B common stock have the right to vote on an equivalent per share basis with the holders of the class A common stock only with respect to certain extraordinary transactions. Three of the six members of our board of directors are also the only trustees of the foundation. As a result, the foundation may exert significant influence over our corporate affairs. As a private foundation, the foundation is subject to tax laws and other regulations at both the federal and state level. Any change in these tax laws or other regulations that will have a significant impact on the foundation could also affect us. The foundation’s expectations regarding dividends needed to fund its annual distribution requirements and our two-class common stock structure may limit our access to capital and consequently our ability to grow through future acquisitions.

Risks Related to an Investment in the Capital Securities

The junior subordinated debentures and the capital securities guarantee rank lower than our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries’creditors

Our obligations under the junior subordinated debentures and the capital securities guarantee are unsecured and will be subordinate and rank junior in right of payment to all of our other liabilities and will rank equal to our guarantee of our other trust-related securities. Our obligations under the junior subordinated debentures are subordinate and junior in right of payment to all of our other existing and future debt and will rank equally with our other trust-related securities. At December 31, 2000, after giving pro forma effect to the Branch Acquisition, this offering of capital securities, the proceeds of additional borrowings under our revolving credit facility anticipated to be incurred in connection with the Branch Acquisition and the proceeds of trust preferred capital securities issued in February 2001, our aggregate outstanding indebtedness and other liabilities would have been approximately $4.6 billion, including deposits of $3.9 billion. We may incur additional indebtedness in the future. The issuance of the junior subordinated debentures and the capital securities of the trust does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness, guarantees or other liabilities, including indebtedness and liabilities that rank senior or equal in priority of payment to the junior subordinated debentures or the capital securities guarantee.

Because we are a holding company, the creditors of our subsidiaries, including depositors, will also have priority over you in any distribution of our subsidiaries’ assets in liquidation, reorganization or otherwise. Accordingly, the junior subordinated debentures and the capital securities guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, you should look only to our assets for payments on the capital securities and the junior subordinated debentures.

If we do not make interest payments on the junior subordinated debentures, the trust will be unable to pay distributions and liquidation amounts, and the capital securities guarantee will not apply because the capital securities guarantee covers payments only if the trust has funds available

The trust will depend only on our payments on the junior subordinated debentures to pay amounts due to you on the capital securities. If we default on our obligation to pay the principal or interest on the junior subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount of the capital securities. In that case, you will not be able to rely on the capital securities guarantee for payment of these amounts because the capital securities guarantee applies only if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the capital securities. Instead, you or the property trustee will have the right to institute a direct legal action against us to enforce the property trustee’s rights under the indenture relating to the junior subordinated debentures.

To the extent we must rely on dividends from our subsidiaries to make interest payments on the junior subordinated debentures to the trust, our available cash flow may be restricted

We are a holding company, and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the junior subordinated debentures when due will depend primarily on available cash at the bank holding company level in the form of dividends from our subsidiaries. Most of our subsidiaries are banks, and dividend payments or extensions of credit from our banking subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such banking subsidiaries. Each banking subsidiary’s ability to pay dividends also is subject to its profitability, financial condition, capital expenditures and other cash flow requirements. Based on applicable regulatory limitations, on a pro forma basis as of December 31, 2000, after giving effect to the Branch Acquisition, this offering of capital securities, the proceeds of additional borrowings under our revolving credit facility anticipated to be incurred in connection with the Branch Acquisition and the proceeds of trust preferred capital securities issued in February 2001, our banking subsidiaries would have had the capacity to pay a total of approximately $20.6 million as dividends to us, subject to each bank remaining well-capitalized under applicable regulatory guidelines.

We may also be precluded from making interest payments on the junior subordinated debentures by banking regulators if, in the future, they were to perceive deficiencies in liquidity or regulatory capital levels at our holding company. If this were to occur, we would exercise our right to defer interest payments on the junior subordinated debentures, and the trust would not have funds available to make distributions on the capital securities during such period. If we deferred payment on the junior subordinated debentures, the market price of the capital securities would probably decline. We cannot assure you that our subsidiaries will be able to pay dividends in the future or that our regulators will not attempt to preclude us from making interest payments on the junior subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture

You may not be able to directly enforce your rights against us if an event of default under the indenture relating to the junior subordinated debentures occurs. If an event of default under the indenture occurs and is continuing, it will also be an event of default under the declaration of trust. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the junior subordinated debentures against us. The holders of a majority of the capital securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights after an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee’s rights.

If an event of default occurs under the declaration of trust that is attributable to our failure to pay interest or principal on the junior subordinated debentures, or if we default under the capital securities guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

We have made only limited covenants in the indenture and the declaration of trust

The indenture governing the junior subordinated debentures and the declaration of trust governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. Therefore, they do not protect holders of the junior subordinated debentures or the capital securities if we experience significant adverse changes in our financial condition or results of operations. In addition, they do not limit our ability or the ability of any of our subsidiaries to incur additional indebtedness, guarantees or other liabilities that rank senior to the junior subordinated debentures or the capital securities. Additionally, the indenture and the declaration of trust do not prohibit us or any of our subsidiaries from creating or assuming liens on our or our subsidiaries’ properties. We are also not precluded from entering into any merger, sale or other change of control transaction so long as the successor entity recognizes and assumes our liability under the junior subordinated debentures, the capital securities and the capital securities guarantee. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the junior subordinated debentures or the capital securities guarantee.

We have the option to defer interest payments on the junior subordinated debentures for substantial periods, which would cause distributions on the capital securities to be deferred, but you would still have to declare the deferred interest payments as income for tax purposes before receiving these amounts

We may, at one or more times, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the junior subordinated debentures, the trust will defer distributions on the capital securities. If we defer interest payments, the holders of capital securities do not have the right to appoint a special representative or trustee to act to protect their interests. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the junior subordinated debentures held by the trust in the tax year in which that interest accumulates, even though you will not receive these amounts until a later date.

You will also not receive the cash related to any accumulated and unpaid distributions from the trust if you sell the capital securities before the end of any deferral period. During a deferral period, accumulated but unpaid distributions will increase your tax basis in the capital securities. If you sell the capital securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income and a related tax liability for the holder without the receipt of cash related to the income and a capital loss that may be used to offset only a capital gain.

We do not currently intend to exercise our right to defer interest payments on the junior subordinated debentures. However, if we exercise our right in the future, the market price of the capital securities is likely to decrease. The capital securities may trade at a price that does not fully reflect the value of accumulated but unpaid distributions on the junior subordinated debentures. If you sell the capital securities during an interest deferral period, you may not receive the same return on investment as someone who continues to hold the capital securities until the end of the deferral period. Due to our right to defer interest payments, the market price of the capital securities may be more volatile than the market prices of other securities without the deferral feature.

We may redeem the junior subordinated debentures before maturity

Under the following circumstances, we may redeem the junior subordinated debentures before their stated maturity:

•	We may redeem the junior subordinated debentures, in whole or in part, at any time on or after ____________, 2006.

•	We may redeem the junior subordinated debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments.

You should assume that an early redemption may be attractive to us, and that we will exercise our right to redeem the junior subordinated debentures, if we are able to obtain capital at a lower cost than we must pay on the junior subordinated debentures or if it is otherwise in our interest to redeem the junior subordinated debentures. If we redeem the junior subordinated debentures, the trust must redeem capital securities having an aggregate liquidation amount equal to the aggregate principal amount of junior subordinated debentures redeemed. If this occurs, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the capital securities.

You are subject to repayment risk because possible tax law changes could result in redemption of the capital securities

Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the junior subordinated debentures for federal income tax purposes, making redemption of the junior subordinated debentures likely and resulting in a redemption of the capital securities. Although it is impossible to predict future legislative proposals, if a future proposal were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the junior subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under “Description of the Capital Securities — Tax Event Redemption, Capital Treatment Event Redemption and Investment Company Event Redemption.”

We can dissolve the trust and distribute the junior subordinated debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the capital securities

We have the right to dissolve the trust at any time before the junior subordinated debentures mature. As a result, and subject to the terms of the declaration of trust, the trustees may distribute the junior subordinated debentures to you.

We cannot predict the market prices for the junior subordinated debentures that may be distributed to you in exchange for the capital securities upon liquidation of the trust. The capital securities, or the junior subordinated debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the capital securities. Because you may receive junior subordinated debentures, your investment decision with regard to the capital securities will also be an investment decision with regard to the junior subordinated debentures. You should carefully review all of the information contained in this prospectus regarding the junior subordinated debentures.

Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the junior subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the junior subordinated debentures would be a taxable event to you. In addition, if there is a change in law or legal interpretation, a distribution of junior subordinated debentures upon the dissolution of the trust could be a taxable event to you.

Trading characteristics of the capital securities may create adverse tax consequences for you

The capital securities may trade at a price that does not reflect the value of accumulated but unpaid interest on the underlying junior subordinated debentures. If you dispose of your capital securities between record dates for distributions on the capital securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accumulated but unpaid interest on the junior subordinated debentures allocable to the capital securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

If interest on the junior subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying junior subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accumulated but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See “Federal Income Tax Consequences” for more information on possible adverse tax consequences to you.

There is no current public market for the capital securities, and their market price may be subject to significant fluctuations

There is currently no public market for the capital securities, and the initial public offering price of the capital securities equals their liquidation amount. We have applied to have the capital securities traded on AMEX, and trading is expected to commence on or prior to the delivery of the capital securities. However, there is no guarantee that an active or liquid trading market will develop for the capital securities or that quotation of the capital securities will continue on AMEX. If an active trading market does not develop, the market price and liquidity of the capital securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price of the capital securities following this offering will equal or exceed the price you paid for them. Future trading prices of the capital securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the capital securities has been set at the liquidation amount of the capital securities and may be greater than the market price following this offering.

The market price for the capital securities, or the junior subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the junior subordinated debentures.

As a holder of capital securities, you will have limited voting rights

Holders of capital securities will have limited voting rights. Your voting rights will pertain primarily to amendments to the declaration of trust. In general, only we can appoint, replace or remove, or increase or decrease the number of, the trust’s trustees. However, if an event of default under the declaration of trust occurs and is continuing, only the holders of at least a majority of the capital securities may replace the property trustee and the Delaware trustee under the declaration of trust.

PENDING BRANCH ACQUISITION

On January 30, 2001, we entered into a definitive Purchase and Assumption Agreement with Firstar Bank, National Association, to acquire 11 of its Minneapolis/St. Paul branch locations and a portfolio of commercial loans and related deposits. Firstar must divest these assets in connection with its recently completed merger with U.S. Bancorp. As of December 31, 2000, Firstar reported that the operations to be acquired under the Branch Acquisition had total deposits of approximately $750 million and loans of approximately $300 million. The levels of deposits and loans of Firstar’s branches can be expected to vary prior to closing.

The 11 branches that we expect to acquire in the Branch Acquisition are located in Minneapolis, St. Paul and in the eight surrounding suburban communities of Arden Hills, Richfield, St. Anthony, Brooklyn Center, Maplewood, Edina, Minnetonka and St. Louis Park. The agreement provides that we will acquire the loans and personal property related to the branches and that we will assume the branch deposit liabilities and contractual obligations under the loans acquired. In addition, we will acquire the land and buildings and assume the real property leases related to the branch locations. As part of the transaction, we will also acquire a commercial banking group from Firstar consisting of a commercial loan portfolio of approximately $150 million and assume related commercial deposits of approximately $45 million. We also expect to employ the approximately 90 persons located at the branches as well as seven employees related to the commercial banking group.

In the agreement, Firstar made certain representations and warranties to us as to various matters relating to the assets and deposits to be acquired and employees to be transferred. These representations and warranties generally survive until the first anniversary of the closing date. Firstar has agreed that until closing, and for an additional 12 months following closing, it will not directly solicit deposits or loans from customers included in the Branch Acquisition. Firstar has also agreed not to directly solicit for 24 months following closing any employee transferred to us in connection with the Branch Acquisition. The agreement is subject to termination by each party upon a material breach of the agreement by the other party, if the closing has not occurred by August 26, 2001, or at any time after the denial of any regulatory approval.

Consummation of the Branch Acquisition is subject to various conditions including regulatory approval. We received regulatory approval on April 5, 2001. Closing of the Branch Acquisition is scheduled to occur on May 11, 2001. The 11 branch offices and the commercial loan portfolio will be acquired by and operated as part of our subsidiary bank charter in South St. Paul, Minnesota. The acquisition will be accounted for as an acquisition of assets and assumption of liabilities and will result in the recognition by us of deposit-based intangibles, including goodwill, in an amount equal to the purchase price premium. This offering is not contingent upon consummation of the Branch Acquisition.

USE OF PROCEEDS

The trust will use all of the proceeds from the sale of the capital securities to purchase the junior subordinated debentures from us. The net proceeds from the sale of the junior subordinated debentures will be approximately $52.9 million after the deduction of estimated offering expenses and the underwriting commission.

The Federal Reserve has advised us that the capital securities will qualify as Tier 1 capital and this offering is expected to increase our consolidated capital to the level necessary to complete the Branch Acquisition. The proceeds from this offering, together with the net proceeds from the issuance of $16.5 million of trust preferred capital securities in February 2001 and from anticipated borrowings of $31.0 million under our revolving credit facility, will become part of a capital contribution that we expect to make to our subsidiary bank operating in Minneapolis/St. Paul. This capital contribution will provide the capital necessary at the bank level to support the Branch Acquisition that is expected to close in May 2001. The bank will use the funds for general corporate purposes. Until the capital contribution is made to the bank, the proceeds from this offering will be invested in short-term securities.

ACCOUNTING AND REGULATORY TREATMENT

The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts for the trust will be included in our consolidated financial statements. The capital securities will be presented as a separate line item in our consolidated balance sheet under the caption “Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures,” or other similar caption. In addition, appropriate disclosures about the capital securities, the guarantee and the junior subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the capital securities in our consolidated statements of income.

Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the consolidated financial statements stating that:

•	the trust is wholly-owned;

•	the only assets of the trust are the junior subordinated debentures and specifying the junior subordinated debentures’ outstanding principal amount, interest rate and maturity date; and

•	our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the capital securities.

Under accounting rules of the SEC, we are not required to include separate financial statements of the trust in this prospectus because we will own all of the trust’s voting securities, the trust has no independent operations, and we guarantee the payments on the capital securities to the extent described in this prospectus.

CAPITALIZATION

The following table sets forth our total deposits and capitalization as of December 31, 2000 and our pro forma deposits and capitalization as of that date after giving effect to:

•	the Branch Acquisition;

•	this offering of capital securities;

•	the proceeds of additional borrowings under our revolving credit facility anticipated to be incurred in connection with the Branch Acquisition; and

•	the proceeds of our trust preferred capital securities issued in February 2001.

While the Branch Acquisition is scheduled to close in May 2001, we cannot assure that it will take place. This offering of capital securities is not contingent on the completion of the Branch Acquisition. This data should be read in conjunction with the “Selected Consolidated Financial Data” and the consolidated financial statements and related notes, included in this prospectus.

	At December 31, 2000

	Actual	Pro Forma as Adjusted

	(dollars in thousands)
Deposits:
Noninterest bearing deposits	$456,571	$546,571
Interest bearing deposits	2,650,257	3,310,257

Total deposits (1)	$3,106,828	$3,856,828

Indebtedness:
Short-term borrowings (2)	$441,000	$372,000
Long-term debt	232,660	232,660
Company obligated mandatorily redeemable capital securities of
subsidiary trusts holding junior subordinated debentures (3)	--	71,500

Total indebtedness	$673,660	$676,160

Shareholders’ equity and redeemable class A common stock:
Redeemable class A common stock, 960,000 shares issued
and outstanding (4)	$28,324	$28,324
Common Stock
Class A, no par, 12,000,000 shares authorized;
240,000 shares issued and outstanding	57	57
Class B, no par, 10,800,000 shares authorized, issued and
outstanding	2,562	2,562
Retained earnings	321,665	321,665
Accumulated other comprehensive income	1,431	1,431

Total shareholders’ equity and redeemable class A common stock	$354,039	$354,039

Consolidated regulatory capital ratios:
Tier 1 capital to risk-weighted assets	10.03%	8.91%
Total capital to risk-weighted assets	11.28%	10.16%
Tier 1 capital to average tangible assets	7.51%	6.51%

__________

(1)	Pro forma as adjusted amount includes an estimated $750 million of deposits to be acquired as part of the Branch Acquisition.
(2)	Pro forma as adjusted amount reflects an estimated reduction of $100 million of short-term borrowings using deposits to be acquired as part of the Branch Acquisition and the addition of an estimated $31 million of borrowings under the parent company revolving credit facility, with the funds used as part of the capital contribution to our subsidiary bank to support the Branch Acquisition.
(3)	Pro forma as adjusted amount includes this offering and the issuance of $16.5 million in trust preferred capital securities in February 2001.
(4)	Redeemable class A common stock is not included as shareholders’ equity in the consolidated balance sheet.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain consolidated financial data concerning us. The selected financial data for each of the five years ended December 31, 2000 is derived from our audited consolidated financial statements and related notes, which have been audited by Deloitte & Touche LLP, independent auditors. The results for past periods are not necessarily indicative of results that may be expected for future periods. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in this prospectus.

	At or for the year ended December 31,

	2000		1999		1998		1997		1996

	(dollars in thousands)
Operating Data:
Total interest income	$314,171		$263,967		$245,525		$226,550		$210,703
Total interest expense	163,182		124,914		121,424		109,969		102,510

Net interest income	150,989		139,053		124,101		116,581		108,193
Provision for credit losses	8,338		8,321		5,570		4,746		2,756

Net interest income after provision for credit
losses	142,651		130,732		118,531		111,835		105,437
Noninterest income	54,217		52,465		51,270		38,681		33,842
Noninterest expense	126,630		121,944		107,013		98,255		92,325

Income before income tax expense	70,238		61,253		62,788		52,261		46,954
Income tax expense	24,457		21,142		21,277		17,201		15,137

Net income	$45,781		$40,111		$41,511		$35,060		$31,817

Balance Sheet Data:
Total assets	$4,192,596		$3,851,485		$3,398,079		$3,173,701		$2,925,651
Securities (1)	951,627		1,038,372		996,673		992,249		935,774
Loans and leases (2)	2,915,601		2,542,897		2,172,631		1,964,127		1,756,146
Total deposits	3,106,828		2,850,692		2,570,650		2,442,498		2,283,446
Short-term borrowings	441,000		426,685		353,213		365,264		275,021
Long-term debt	232,660		215,832		116,286		30,238		62,389
Total shareholders’ equity and redeemable
class A common stock	354,039		312,876		303,378		278,849		254,207
Key Ratios:
Return on average assets (3)	1.14%		1.12%		1.30%		1.22%		1.18%
Return on average realized equity (4)(5)	13.54		12.88		14.55		13.32		13.08
Average realized equity to average
assets (4)(5)	8.43		8.69		8.79		8.81		8.64
Net interest margin (6)	4.22		4.34		4.31		4.43		4.37
Operating efficiency ratio	57.58		60.54		59.09		58.43		59.87
Nonperforming loans and leases to total loans
and leases and OREO	0.48		0.65		0.61		0.50		0.64
Nonperforming assets to total loans and leases
and OREO	0.60		0.68		0.64		0.54		0.65
Reserve to nonperforming loans and leases	328.03		251.53		279.28		347.11		271.10
Reserve to total loans and leases	1.57		1.65		1.70		1.74		1.74
Net charge-offs to average loans and leases	0.17		0.24		0.13		0.09		0.03
Ratio of earnings to fixed charges: (7)
Including interest on deposits	1.43	x	1.49	x	1.52	x	1.49	x	1.47	x
Excluding interest on deposits	2.78		3.15		3.67		3.75		3.97
Regulatory Capital Ratios:
Tier 1 capital to risk-weighted assets	10.03%		10.42%		12.13%		12.69%		12.89%
Total capital to risk-weighted assets	11.28		11.67		13.39		13.94		14.15
Tier 1 capital to average tangible assets	7.51		7.48		8.58		8.70		8.79

____________________

(1)	Includes securities held-to-maturity and securities available-for-sale.
(2)	Net of unearned discount and includes nonaccrual loans and leases.
(3)	Calculation is based on income before minority interests.
(4)	Calculation includes shareholders’ equity and redeemable class A common stock.
(5)	Excluding net unrealized gain (loss) on securities available-for-sale.
(6)	Tax-equivalent basis.
(7)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges represent interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included in this prospectus. In addition to historical information, the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors.”

Overview

Earnings. We reported net income of $45.8 million or $3.82 basic and diluted earnings per share for the year ended December 31, 2000. This compares to net income of $40.1 million or $3.34 basic and diluted earnings per share in 1999 and $41.5 million or $3.46 basic and diluted earnings per share in 1998. Return on average realized equity was 13.54% in 2000, as compared to 12.88% in 1999 and 14.55% in 1998. Realized equity excludes the impact on equity of unrealized gains and losses associated with available-for-sale securities. Return on average assets was 1.14% in 2000, versus 1.12% in 1999 and 1.30% in 1998.

Assets. Total assets at December 31, 2000 increased $341.1 million, or 8.9%, to $4.2 billion from $3.9 billion at December 31, 1999. During 1999, assets increased $453.4 million, or 13.3%, from $3.4 billion at December 31, 1998. During this period, we continued to move our asset mix more towards loans and away from lower yielding securities. Loans and leases net of unearned discount as a percentage of total assets increased to 69.5% at December 31, 2000, from 66.0% at December 31, 1999 and 63.9% at December 31, 1998.

Acquisitions. Two acquisitions impacted our operating results during the three year period ended December 31, 2000. In July 1999, we acquired, for cash in a purchase transaction, the stock of Dean Financial Services, Inc. Dean was a privately-held bank holding company with approximately $296.9 million in assets and $260.6 million in deposits with four charter banks serving 11 locations in Minnesota. During the latter half of 1999, we merged Dean into Bremer and Dean’s four separate charter banks into our previously existing charter banks.

In March 2000, we acquired, for cash in a purchase transaction, the stock of Northwest Equity Corp. of Amery, Wisconsin, and its wholly-owned subsidiary, Northwest Savings Bank, with offices in Amery, New Richmond, and Siren, Wisconsin. In May 2000, we merged Northwest Savings Bank with and into our subsidiary bank in Wisconsin, which added about $91.8 million in assets and $61.6 million in deposits to that bank and resulted in the closing of duplicate facilities in Siren and Amery, Wisconsin.

In May 2001, we expect to complete the Branch Acquisition. This will add approximately $750 million in deposits and $300 million in loans to our subsidiary bank operating in the Minneapolis/St. Paul metropolitan area. Of the $300 million of loans to be acquired, approximately $150 million are loans originated in the branch locations, primarily home equity and other consumer credit. The remaining loans are primarily middle-market commercial loans originated in the commercial banking group.

Results of Operations

Net Interest Income. We derive our net income primarily from net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on borrowings and customer deposits. Changes in net interest income result from changes in volume, net interest spread, and net interest margin. Volume refers to the average dollar levels of interest earning assets and interest bearing liabilities. Net interest spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Net interest margin refers to the net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities.

The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities and the total dollar amounts of interest income from interest earning assets and interest expense on interest bearing liabilities. In addition, the table shows resultant yields or costs, net interest income, net interest spread, and net interest margin:

                                                                         Years Ended December 31,
                                            ------------------------------------------------------------------------------
                                                             2000                                   1999
                                            -------------------------------------- ---------------------------------------
                                                                          Average                                 Average
                                               Average                     Rate/      Average                      Rate/
                                               Balance     Interest (1)    Yield      Balance     Interest (1)     Yield
                                            ------------- -------------- --------- ------------- -------------- ----------
                                                                                             (dollars in thousands)
ASSETS
Loans and leases (2)
 Commercial and other .....................  $  663,494      $ 62,507       9.42%   $  534,954      $ 47,208       8.82%
 Commercial real estate ...................     753,402        67,881       9.01       609,345        52,648       8.64
 Agricultural .............................     421,539        39,384       9.34       447,715        39,295       8.78
 Residential real estate ..................     548,876        48,545       8.84       414,510        35,737       8.62
 Consumer .................................     289,779        26,351       9.09       251,499        22,584       8.98
 Tax-exempt ...............................      72,572         6,855       9.45        57,082         5,394       9.45
                                             ----------      --------               ----------      --------
   TOTAL LOANS AND LEASES .................   2,749,662       251,523       9.15     2,315,105       202,866       8.76
 Reserve for credit losses ................     (44,647)                               (39,471)
                                             ----------                             ----------
   NET LOANS AND LEASES ...................   2,705,015                              2,275,634
Securities
 Mortgage-backed ..........................     639,065        42,510       6.65       742,299        45,618       6.15
 Other taxable ............................     151,890        10,530       6.93       100,633         6,043       6.00
 Tax-exempt ...............................     210,076        16,799       8.00       200,839        16,050       7.99
                                             ----------      --------               ----------      --------
   TOTAL SECURITIES .......................   1,001,031        69,839       6.98     1,043,771        67,711       6.49
Federal funds sold ........................       9,466           612       6.47        11,853           575       4.85
Other earning assets ......................       5,763           259       4.49         2,712           132       4.87
                                             ----------      --------               ----------      --------
   TOTAL EARNING ASSETS (3) ...............   3,765,922      $322,233       8.56%   $3,373,441      $271,284       8.04%
Cash and due from banks ...................     122,611                                119,695
Other non interest earning assets .........     166,212                                130,795
                                             ----------                             ----------
   TOTAL ASSETS ...........................  $4,010,098                             $3,584,460
                                             ==========                             ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest bearing deposits ..............  $  386,511                             $  347,900
Interest bearing deposits
 Savings and NOW accounts .................     312,038      $  3,965       1.27%      304,182      $  3,640       1.20%
 Money market checking ....................     164,080         1,557       0.95       163,636         1,493       0.91
 Money market savings .....................     584,676        28,853       4.93       471,531        17,811       3.78
 Savings certificates .....................   1,168,334        66,745       5.71     1,109,724        58,110       5.24
 Certificates over $100,000 ...............     367,331        22,678       6.17       283,011        15,374       5.43
                                             ----------      --------               ----------      --------
   TOTAL INTEREST BEARING DEPOSITS ........   2,596,459       123,798       4.77     2,332,084        96,428       4.13
                                             ----------                             ----------
   TOTAL DEPOSITS .........................   2,982,970                              2,679,984
Short-term borrowings .....................     422,508        25,276       5.98       390,650        19,421       4.97
Long-term debt ............................     215,009        14,108       6.56       156,708         9,065       5.78
                                             ----------      --------               ----------      --------
   TOTAL INTEREST BEARING LIABILITIES .....   3,233,976      $163,182       5.05%    2,879,442      $124,914       4.34%
Non interest bearing liabilities ..........      56,003                                 46,321
                                             ----------                             ----------
   TOTAL LIABILITIES ......................   3,676,490                              3,273,663
Minority interest .........................         150                                    909
Redeemable preferred stock ................          --                                  1,771
Redeemable class A common stock ...........      26,677                                 24,650
Shareholders' equity ......................     306,781                                283,467
                                             ----------                             ----------
   TOTAL LIABILITIES AND EQUITY ...........  $4,010,098                             $3,584,460
                                             ==========                             ==========
Net interest income .......................                  $159,051                               $146,370
                                                             ========                               ========
Net interest spread .......................                                 3.51%                                  3.70%
Net Interest margin .......................                                 4.22%                                  4.34%

[WIDE TABLE CONTINUED FROM ABOVE]

                                                 Years Ended December 31,
                                           ---------------------------------------
                                                            1998
                                           ------------ --------------------------
                                                                          Average
                                              Average                      Rate/
                                              Balance     Interest (1)     Yield
                                           ------------- -------------- ----------

ASSETS
Loans and leases (2)
 Commercial and other ..................... $  431,459      $ 39,417        9.14%
 Commercial real estate ...................    501,802        45,277        9.02
 Agricultural .............................    446,859        40,610        9.09
 Residential real estate ..................    394,944        34,758        8.80
 Consumer .................................    254,685        23,285        9.14
 Tax-exempt ...............................     54,713         5,497       10.05
                                            ----------      --------
   TOTAL LOANS AND LEASES .................  2,084,462       188,844        9.06
 Reserve for credit losses ................    (35,870)
                                            ----------
   NET LOANS AND LEASES ...................  2,048,592
Securities
 Mortgage-backed ..........................    670,505        41,935        6.25
 Other taxable ............................     77,582         4,763        6.14
 Tax-exempt ...............................    206,907        16,733        8.09
                                            ----------      --------
   TOTAL SECURITIES .......................    954,994        63,431        6.64
Federal funds sold ........................     12,312           701        5.69
Other earning assets ......................      2,341           126        5.38
                                            ----------      --------
   TOTAL EARNING ASSETS (3) ............... $3,054,109      $253,102        8.29%
Cash and due from banks ...................    107,585
Other non interest earning assets .........    122,356
                                            ----------
   TOTAL ASSETS ........................... $3,248,180
                                            ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest bearing deposits .............. $  304,990
Interest bearing deposits
 Savings and NOW accounts .................    290,260      $  4,424        1.52%
 Money market checking ....................    156,421         2,079        1.33
 Money market savings .....................    349,190        13,953        4.00
 Savings certificates .....................  1,115,862        63,519        5.69
 Certificates over $100,000 ...............    240,104        13,685        5.70
                                            ----------      --------
   TOTAL INTEREST BEARING DEPOSITS ........  2,151,837        97,660        4.54
                                            ----------
   TOTAL DEPOSITS .........................  2,456,827
Short-term borrowings .....................    367,580        19,488        5.30
Long-term debt ............................     73,047         4,276        5.85
                                            ----------      --------
   TOTAL INTEREST BEARING LIABILITIES .....  2,592,464      $121,424        4.68%
Non interest bearing liabilities ..........     53,105
                                            ----------
   TOTAL LIABILITIES ......................  2,950,559
Minority interest .........................      5,458
Redeemable preferred stock ................      2,096
Redeemable class A common stock ...........     23,205
Shareholders' equity ......................    266,862
                                            ----------
   TOTAL LIABILITIES AND EQUITY ........... $3,248,180
                                            ==========
Net interest income .......................                 $131,678
                                                            ========
Net interest spread .......................                                 3.60%
Net Interest margin .......................                                 4.31%

____________________

(1)	Interest income includes $8,062, $7,317, and $7,577, in 2000, 1999, and 1998 to adjust to a fully taxable basis using the federal statutory rate of 35%.
(2)	Net of unearned discount and includes nonaccrual loans and leases.
(3)	Before deducting the reserve for credit losses.

The following table illustrates, on a tax-equivalent basis, for the periods indicated, the changes in our net interest income due to changes in volume and changes in interest rates. Changes in net interest income other than those due to volume have been included in changes due to rate:

	Year Ended December 31,
	2000 vs. 1999			1999 vs. 1998
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)
Interest earning assets:
Loans and leases (1)	$38,078	$10,579	$48,657	$20,894	$(6,872)	$14,022
Taxable securities	(3,186)	4,565	1,379	5,920	(957)	4,963
Tax-exempt securities (1)	738	11	749	(491)	(192)	(683)
Federal funds sold	(116)	153	37	(26)	(100)	(126)
Other interest earning assets	149	(22)	127	20	(14)	6

Total interest earning assets	$35,663	$15,286	$50,949	$26,317	$(8,135)	$18,182

Interest bearing liabilities:
Savings and NOW accounts	$471	$(146)	$325	$798	$(1,582)	$(784)
Money market accounts	2,496	8,610	11,106	2,890	382	3,272
Savings certificates	7,541	8,398	15,939	2,093	(5,813)	(3,720)
Short-term borrowings	1,584	4,271	5,855	1,223	(1,290)	(67)
Long-term debt	3,373	1,670	5,043	4,897	(108)	4,789

Total interest bearing liabilities	15,465	22,803	38,268	11,901	(8,411)	3,490

Change in net interest income	$20,198	$(7,517)	$12,681	$14,416	$276	$14,692

____________________

(1)	Interest income includes $8,062, $7,317, and $7,577, in 2000, 1999, and 1998 to adjust to a fully taxable basis using the federal statutory rate of 35%.

Tax-equivalent net interest income for 2000 was $159.1 million, an increase of 8.7% from the 1999 total of $146.4 million. Tax-equivalent net interest income in 1999 increased 11.2% from $131.7 million in 1998. The increase in net interest income resulted primarily from our average earning assets, which increased by $392.5 million or 11.6% in 2000 from 1999 and by $319.3 million or 10.5% in 1999 from 1998. Most of the increase in average earning assets was due to growth in loans. Average loans and leases increased by $434.6 million, or 18.8%, in 2000 from 1999 and by $230.6 million, or 11.1%, in 1999 from 1998. The acquisitions of Northwest in 2000 and Dean in 1999 contributed significantly to the growth in loans.

The positive impact on net interest income due to growth in average loans and leases in 2000 was partially offset by a decline in the net interest margin to 4.22% in 2000 from 4.34% in 1999 and 4.31% in 1998. While the average yield on earning assets increased by 52 basis points in 2000 from 1999, the cost of interest bearing liabilities increased by 71 basis points. In response to strong competitive pressure in attracting deposits, we emphasized our money market savings product and structured that product to be competitive with other short-term investment alternatives available to customers. Average money market savings grew by 24.0% in 2000 from 1999 and, as a result, the increased cost of a more competitively positioned product contributed to the decline in net interest margin. The increase in net interest margin in 1999 from 1998 was primarily due to an increased spread between the average yield on earning assets and the average cost of interest bearing liabilities during 1999. While the average yield on earning assets decreased 25 basis points in 1999 from 1998, the average cost of interest bearing liabilities decreased by 34 basis points. The Branch Acquisition is anticipated to add approximately $750 million in deposits to our balance sheet, reducing the need for us to compete as aggressively for deposits after the Branch Acquisition is completed. Our net interest margin is expected to decline following completion of the Branch Acquisition primarily as a result of debt incurred in connection with the transaction and the initial investment of assumed deposits in excess of acquired loans in lower earning investment securities.

        Provision for Credit Losses. We establish the provision for credit losses based on a quarterly assessment of the adequacy of the reserve for credit losses. The provision for credit losses was $8.3 million in both 2000 and 1999, and $5.6 million in 1998. Net charge-offs were $4.6 million in 2000, $5.6 million in 1999, and $2.8 million in 1998. For further information regarding the provision for credit losses, see the section entitled — “Financial Condition — Reserve for Credit Losses.”

NONINTEREST INCOME. Noninterest income was $54.2 million in 2000 compared to $52.5 million in 1999 and $51.3 million in 1998. Recurring noninterest income, which excludes gains from asset and security sales and a $4.5 million state tax refund in 1998, was $53.8 million in 2000 compared to $49.5 million in 1999 and $44.5 million in 1998. Recurring noninterest income increased by 8.7% in 2000 and 11.1% in 1999. The following table summarizes the components of noninterest income:

	Years Ended December 31,
	2000	1999	1998
	(in thousands)
Service charges	$22,284	$19,434	$17,037
Insurance	10,045	9,703	7,804
Trust	9,139	7,984	6,990
Brokerage	5,481	4,533	3,752
Gain on sale of loans	2,758	3,380	4,977
Other recurring noninterest income	4,063	4,436	3,972

Recurring noninterest income	53,770	49,470	44,532
Gain on sale of other assets	177	1,142	966
Gain on sale of securities	270	1,853	1,296
State tax refund	—	—	4,476

Total noninterest income	$54,217	$52,465	$51,270

Service charge income increased by 14.7% in 2000 from 1999 and 14.1% in 1999 from 1998. The acquisitions of Northwest in 2000 and Dean in 1999 contributed significantly to the growth in service charge income. Our continued focus on relationship management led to increases in brokerage, trust, and insurance income. Brokerage revenue grew by 20.9% in 2000 and 20.8% in 1999. Trust revenue increased by 14.5% in 2000 and 14.2% in 1999 while insurance revenue increased by 3.5% in 2000 and 24.3% in 1999. The insurance revenue growth rate in 1999 was positively impacted by unusually high levels of crop insurance revenues and contingent commissions which declined to more normal levels in 2000. Gains on sales of loans result primarily from the sale of fixed rate residential real estate first mortgages into the secondary market. Income from loan sales is heavily influenced by the general level of market interest rates and the specific level of customer refinancing activity. Income from loan sales decreased by 18.4% in 2000 and 32.1% in 1999 from a peak of $5.0 million recorded in 1998 when the level of loan refinancing activity was higher than in recent years due to lower mortgage interest rates.

Noninterest Expense. Noninterest expense increased $4.7 million, or 3.8% in 2000 and $14.9 million, or 14.0%, in 1999. The following table summarizes the components of noninterest expense:

	Years Ended December 31,
	2000	1999	1998
	(in thousands)
Salaries and wages	$58,331	$54,164	$49,287
Employee benefits	14,018	14,901	12,572
Occupancy	7,651	6,921	6,128
Furniture and equipment	9,432	9,170	7,621
Printing, postage and office supplies	5,850	5,916	5,487
Marketing	4,862	4,760	4,756
Data processing fees	7,244	7,465	6,046
Professional fees	2,878	3,031	1,786
Other real estate owned	106	104	91
Minority interest in earnings	21	41	747
FDIC premiums and examination fees	1,652	1,297	1,157
Amortization of goodwill and other intangibles	3,713	2,831	1,711
Other noninterest expense	10,872	11,343	9,624

Total noninterest expense	$126,630	$121,944	$107,013

Personnel costs, which include salaries, wages and employee benefits, accounted for 57.1% of noninterest expense in 2000 and increased by $3.3 million, or 4.8%, from 1999 and $7.2 million, or 11.6%, from 1998 to 1999. The acquisitions of Northwest in 2000 and Dean in 1999 contributed significantly to the growth in personnel costs. The 7.7% increase in salaries and wages in 2000 was partially offset by a reduction in employee benefit costs. Employee benefit costs declined by 5.9% to $14.0 million in 2000 from $14.9 million in 1999. A reduction in net pension costs, primarily as a result of increased plan assets augmented by higher market returns, was the most significant contributor to the decline in employee benefit costs. Net pension costs declined to $300 thousand in 2000, from $1.7 million in 1999 and $1.0 million in 1998.

Excluding personnel costs, noninterest expense increased $1.4 million, or 2.7%, in 2000. Contributing to the increase in noninterest expense in 2000 was a $1.0 million increase in occupancy and furniture and fixture expense, due in part to the Northwest and Dean acquisitions. The expense associated with goodwill and other intangibles also increased by $882 thousand or 31.2% as a result of those two acquisitions. It is expected that completion of the Branch Acquisition will result in a significant increase in our amortization of goodwill and other intangibles during future periods.

Excluding personnel costs, noninterest expense increased $7.7 million or 17.1% in 1999. Approximately $2.8 million of this increase was due to the Dean acquisition in 1999. Furniture and equipment expenses increased by $1.5 million in 1999 as we completed a significant upgrade to our technology infrastructure. Also contributing to the increase in noninterest expense in 1999 was a $1.4 million increase in data processing fees as we changed item processing vendors during the year and integrated the data processing of acquired offices. Professional fees increased by $1.2 million in 1999, primarily due to the outsourcing of the internal audit function. The expense associated with goodwill and other intangibles increased by $1.1 million in 1999 due to the Dean acquisition.

A common industry statistic used to measure the productivity of banking organizations is the efficiency ratio. The efficiency ratio measures the cost required to generate each dollar of revenue and is calculated by dividing recurring noninterest expense by tax-equivalent net interest income and recurring noninterest income. Our efficiency ratio was 57.6% in 2000, 60.5% in 1999, and 59.1% in 1998. The decrease in 2000 from 1999 was due to growth in recurring noninterest income and tax-equivalent net interest income of 8.7% each, which was partially offset by an increase of 3.8% in noninterest expense. Our strategic goal is to move the efficiency ratio to 55.0% or below.

Income Taxes. Income tax expense, which consists of provisions for federal and state income taxes, was $24.5 million for 2000 compared to $21.1 million in 1999 and $21.3 million in 1998. Our effective tax rate was 34.8% in 2000, a slight increase from the effective rates of 34.5% in 1999 and 33.9% in 1998. The effective rate has been increasing slightly as the rate of growth in tax-exempt income has been lower than the rate of growth in net income.

Financial Condition

Loan and Lease Portfolio. We maintain a diversified loan and lease portfolio consisting of commercial, commercial real estate, agricultural, residential real estate, consumer, and tax-exempt loans and leases. The following table summarizes the components of our gross loan and lease portfolio:

	At December 31,
	2000		1999		1998		1997		1996
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Commercial and other	$717,936	24.6%	$596,680	23.4%	$475,556	21.8%	$387,048	19.7%	$346,602	19.7%
Commercial real estate	733,746	25.1	648,029	25.4	501,205	23.0	419,063	21.3	340,621	19.3
Construction	68,296	2.3	70,869	2.8	59,913	2.8	36,518	1.8	30,039	1.7
Agricultural	416,660	14.3	433,357	17.0	444,784	20.4	409,875	20.8	378,399	21.5
Residential real estate	578,876	19.8	450,812	17.7	376,652	17.3	387,549	19.7	351,946	20.0
Construction	18,051	0.6	15,274	0.6	13,397	0.6	12,609	0.6	11,904	0.7
Consumer	302,824	10.4	275,320	10.8	250,803	11.5	263,469	13.4	247,511	14.1
Tax-exempt	83,082	2.9	59,815	2.3	55,477	2.6	52,954	2.7	53,078	3.0

Total loans and leases	$2,919,471	100.0%	$2,550,156	100.0%	$2,177,787	100.0%	$1,969,085	100.0%	$1,760,100	100.0%

At December 31, 2000, our loan and lease portfolio was comprised of 54.9% commercial credit, 30.8% consumer credit and 14.3% agricultural credit. The loan and lease portfolio increased $369.3 million, or 14.5%, in 2000 and $372.4 million, or 17.1%, in 1999. Approximately 20.0% of the loan growth during 2000 was related to the acquisition of Northwest and approximately 45.0% of the loan growth during 1999 was related to the acquisition of Dean.

Our commercial portfolio is primarily secured with collateral consisting of inventory, receivables and equipment. We utilize standard advance rates in determining amounts that can be advanced for each collateral type. Advances secured by inventory and receivables are normally short-term floating rate advances. Equipment loans typically amortize over five years. The commercial portfolio grew by $121.3 million, or 20.3%, to $717.9 million as of December 31, 2000 and has grown in excess of 20.0% for each of the last three years.

Our commercial real estate portfolio, which includes interim commercial real estate construction loans, consists primarily of loans and leases to business customers who occupy the property or use the property for income production. Commercial real estate loans are generally made for up to 80.0% of appraised value or cost and typically have a term of five years with 15 to 20 year amortization. The commercial real estate portfolio increased $83.1 million, or 11.6%, in 2000 and $157.8 million, or 28.1%, in 1999. The Dean acquisition was a significant contributor to the growth of the commercial real estate portfolio in 1999.

Our agricultural loans include term loans secured by farmland or equipment and operating loans used for commodity production. Our agricultural customers and agricultural-based communities are diversified across the three states we serve, and we extend credit to 12 different areas of commodity production. Agricultural loans decreased $16.7 million, or 3.9%, in 2000 and $11.4 million, or 2.6%, in 1999. For our agricultural customers, the year 2000 was generally an average to above average production year. Improved crop conditions and increased governmental support helped mitigate the impact of continuing low commodity prices and higher fuel prices. During 2000, we continued the tightening of our agricultural loan underwriting standards that began in 1999. At December 31, 2000, agricultural loans represented 14.3% of our total loans and leases, down from 17.0% in 1999 and 20.4% in 1998. This decrease reflects our continuing strategy of placing a reduced emphasis on agricultural lending relative to the portfolio as a whole.

Residential real estate loans increased $130.8 million, or 28.1%, in 2000 and $76.0 million, or 19.5%, in 1999. The residential real estate portfolio includes home equity loans, first mortgage residential real estate loans, and some construction loans. The construction loans are typically made to builders on homes under construction that have been pre-sold. Home equity loans comprise approximately 52.0% of our $596.9 million in residential real estate loans as of December 31, 2000. Loan to value ratios for home equity loans typically range from 80.0% to 100.0%. Most of the increase in residential real estate loans in 2000 and 1999 was in home equity loans, which increased $82.3 million, or 36.0%, in 2000 and $61.8 million, or 37.1%, in 1999. First mortgage residential real estate lending is generally conducted in compliance with secondary market underwriting guidelines, and most newly originated fixed rate first mortgage loans are sold into the secondary market. First mortgage residential real estate loans, which had not changed significantly during 1998 and 1999, did increase by $45.8 million during 2000 due primarily to the acquisition of Northwest.

Our consumer loan portfolio increased by $27.5 million, or 10.0%, in 2000 and $24.5 million, or 9.8%, in 1999. As of December 31, 2000, approximately $110.6 million, or 36.5%, of the consumer portfolio consists of indirect auto loans, generally to borrowers within our market area. The remainder of the portfolio consists of direct consumer loans, with credit card loans making up only about 1.9% of the total consumer portfolio.

Tax-exempt loans and leases, which are made to municipalities and qualifying non-profit organizations, increased by $23.3 million, or 38.9%, in 2000 and $4.3 million, or 7.8%, in 1999.

We expect that the Branch Acquisition will add approximately $300 million to our loan portfolio, including $118 million in commercial real estate loans, $100 million in home equity loans, $70 million in commercial loans, and $12 million in consumer loans.

The following table summarizes the amount and maturity of the loan and lease portfolio as of December 31, 2000:

	At December 31, 2000, Maturing in
	One Year or Less	One to Five Years	Over Five Years	Total
	(in thousands)
Commercial and other	$355,320	$329,771	$32,845	$717,936
Commercial real estate	141,139	447,543	145,064	733,746
Construction	18,351	31,835	18,110	68,296
Agricultural	180,322	167,035	69,303	416,660
Residential real estate	59,178	267,234	252,464	578,876
Construction	17,109	344	598	18,051
Consumer	103,943	192,538	6,343	302,824
Tax-exempt	21,688	33,181	28,213	83,082

Total loans and leases	$897,050	$1,469,481	$552,940	$2,919,471

Loans and leases maturing after one year
Fixed interest rate		$1,076,912	$244,062	$1,320,974
Variable interest rate		392,569	308,878	701,447

Total		$1,469,481	$552,940	$2,022,421

Nonperforming Assets. Nonperforming assets include nonaccrual loans, restructured loans, and other real estate acquired in loan settlements. The accrual of interest on loans and leases is suspended when the interest or principal payments are contractually past due 90 days or more, unless the loan is fully secured and in the process of collection. Payments received on nonaccrual loans are typically applied to principal and not recorded as income. Restructured loans generally continue to accrue interest but include concessions in terms as a result of the borrower’s deteriorated financial condition. The following table presents comparative data for nonperforming assets:

	At December 31,
	2000	1999	1998	1997	1996
	(dollars in thousands)
Nonaccrual loans and leases	$13,941	$16,608	$13,077	$8,958	$10,830
Restructured loans and leases	50	48	178	910	414

Total nonperforming loans and
leases	13,991	16,656	13,255	9,868	11,244
Other real estate owned (OREO)	3,658	527	620	691	240

Total nonperforming assets	$17,649	$17,183	$13,875	$10,559	$11,484

Past due loans and leases (1)	$3,590	$4,753	$1,142	$3,573	$2,205

Nonperforming loans and leases to
total loans and leases	0.48%	0.65%	0.61%	0.50%	0.64%
Nonperforming assets to total loans,
leases and OREO	0.60	0.68	0.64	0.54	0.65
Nonperforming assets and past due
loans and leases(1) to total loans,
leases and OREO	0.73	0.86	0.69	0.72	0.78

____________________

(1)	Past due loans and leases include accruing loans and leases 90 days or more past due.

Nonperforming assets were $17.6 million at December 31, 2000, compared to $17.2 million at the end of 1999 and $13.9 million at the end of 1998. Correspondingly, nonperforming assets as a percentage of total loans, leases, and other real estate owned decreased to 0.60% at December 31, 2000, compared to 0.68% in 1999 and 0.64% in 1998. Nonperforming loans and leases, including nonaccrual and restructured loans and leases, totaled $14.0 million, or 0.48% of total loans and leases, at December 31, 2000, versus $16.7 million, or 0.65% of total loans and leases at December 31, 1999, and $13.3 million, or 0.61% of total loans and leases at December 31, 1998. The $2.7 million decline in nonperforming loans and leases in 2000 from 1999 was primarily in the agricultural loan portfolio. Nonperforming agricultural loans declined to $4.1 million at the end of 2000 from $8.5 million at the end of 1999. This decrease was partially offset by a $2.7 million increase in nonperforming commercial and commercial real estate loans, primarily the result of one $2.0 million credit. Furthermore, low commodity prices and poor crop conditions contributed to the increase in nonperforming agricultural loans in 1999, but improved crop conditions and increased governmental support helped reduce the negative impact of low commodity prices and higher fuel prices during 2000.

Other real estate owned (“OREO”) increased to $3.7 million at December 31, 2000, compared to $527 thousand at December 31, 1999 and $620 thousand at December 31, 1998. The increase in OREO in 2000 is primarily due to a single hotel property with a carrying value of $3.1 million that was acquired through foreclosure in the fourth quarter of 2000. Redemption rights on this property expire on May 8, 2001, and efforts to sell it will begin shortly after that date if it is not redeemed by the borrower.

Reserve for Credit Losses. We maintain a reserve for credit losses to absorb losses inherent in the loan and lease portfolio. The reserve is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. The reserve is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. Our methodology for assessing the appropriateness of the reserve consists of several key elements, which include the formula reserve, specific reserves, and the unallocated reserve.

The formula reserve is calculated by applying loss factors to our outstanding loans and certain unused commitments. Loss factors for each loan type are based on our historical loss experience through the course of the business cycle and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Specific reserves are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula reserve.

The unallocated reserve is comprised of two elements. The first element recognizes the model and estimation risk associated with the formula and specific reserves. The second element is based upon management’s evaluation of various conditions that are not directly measured in the determination of the formula and specific reserves. The conditions evaluated in connection with the unallocated reserve may include existing general economic and business conditions affecting our key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent duration of the current business cycle, and findings of our internal loan review examiners.

The reserve also incorporates the results of measuring impaired loans and leases as provided in Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures.” These accounting standards prescribe the measurement methods, income recognition, and disclosures related to impaired loans and leases. A loan is considered impaired when management determines that it is probable that we will be unable to collect all amounts due according to the original contractual terms of the loan or lease agreement. Impairment is measured by the difference between the recorded investment in the loan or lease (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate, or the fair value of the collateral, if the loan is collateral dependent. Impairment is recognized by adjusting an allocation of the existing reserve for credit losses.

The reserve for credit losses was $45.9 million, or 1.57% of total loans and leases, at December 31, 2000, compared to $41.9 million, or 1.65% of loans at December 31, 1999 and $37.0 million, or

1.70% of loans at December 31, 1998. Activity in the reserve for credit losses for the past five years is shown in the following table:

	For the Years Ended December 31,
	2000	1999	1998	1997	1996
	(dollars in thousands)
Beginning of year	$41,895	$37,019	$34,253	$30,482	$28,253
Charge-offs:
Commercial and other	3,273	1,270	820	604	480
Commercial real estate	287	1,445	152	427	117
Construction	24	--	25	2	--
Agricultural	518	2,138	835	288	489
Residential real estate	320	351	328	100	47
Consumer	1,481	1,860	1,808	1,338	1,097

Total charge-offs	5,903	7,064	3,968	2,759	2,230

Recoveries:
Commercial and other	320	351	218	379	911
Commercial real estate	226	152	322	173	194
Construction	5	--	--	10	--
Agricultural	165	355	102	65	159
Residential real estate	64	36	30	104	58
Consumer	491	545	492	295	381

Total recoveries	1,271	1,439	1,164	1,026	1,703

Net charge-offs	4,632	5,625	2,804	1,733	527
Provision for credit losses	8,338	8,321	5,570	4,746	2,756
Reserve related to acquired assets	294	2,180	--	758	--

End of year	$45,895	$41,895	$37,019	$34,253	$30,482

Average loans and leases	$2,749,662	$2,315,105	$2,084,462	$1,838,218	$1,687,900
Net charge-offs to average loans and
leases	0.17%	0.24%	0.13%	0.09%	0.03%
Reserve to total nonperforming loans
and leases	328.03	251.53	279.28	347.11	271.10
Reserve to total loans and leases	1.57	1.65	1.70	1.74	1.74

Net charge-offs were $4.6 million in 2000, $5.6 million in 1999, and $2.8 million in 1998. Expressed as a percentage of average loans and leases, net charge-offs declined to 0.17% in 2000 from 0.24% in 1999. Charge-offs of commercial loans increased to $3.3 million in 2000 from $1.3 million in 1999. A single loan with a total charge-off of $1.9 million accounted for most of this increase. Charge-offs in the agricultural loan portfolio declined to $518 thousand in 2000 from $2.1 million in 1999. Agricultural loan charge-offs increased from $835 thousand in 1998 to $2.1 million in 1999, due primarily to a generally poor agricultural economy in the Red River Valley of eastern North Dakota and western Minnesota. The provision for credit losses was $8.3 million in both 2000 and 1999, and $5.6 million in 1998.

The reserve to nonperforming loans increased to 328.03% at December 31, 2000, from 251.53% at December 31, 1999 and 279.28% at December 31, 1998. The ratio of classified loans, which include those loans with an internal loan review rating of substandard, doubtful or loss, to total loans was 3.1% at December 31, 2000 compared to 4.5% at December 31, 1999 and 5.1% at December 31, 1998. The improvement in 2000 was primarily the result of a significant reduction of classified agricultural loans, which were down 43.0% in a comparison of 2000 to 1999, and loan growth within the other loan categories.

Management has allocated the reserve to sectors based on relative risk characteristics of the loan and lease portfolio. Commercial allocations are based on a quarterly review of individual loans outstanding and commitments to extend credit and standby letters of credit. Consumer allocations are based on an analysis of product mix, credit scoring and risk composition of the portfolio, fraud loss and bankruptcy experiences, historical and expected delinquency, and charge-off statistics for each homogenous category or group of loans. The following table shows the allocation of the reserve for credit losses to sectors for each of the last five years:

	At December 31,
	2000		1999		1998		1997		1996
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
	(dollars in thousands)
Commercial and other	$12,800	24.6%	$10,200	23.4%	$8,300	21.8%	$7,700	19.7%	$6,800	19.7%
Commercial real estate	9,900	27.4	9,200	28.2	10,100	25.8	9,300	23.1	7,500	21.0
Agricultural	9,300	14.3	11,900	17.0	8,200	20.4	7,000	20.8	6,400	21.5
Residential real estate	1,900	20.4	1,900	18.3	2,700	17.9	2,400	20.3	2,200	20.7
Consumer	2,500	10.4	2,300	10.8	1,500	11.5	1,700	13.4	1,500	14.1
Tax-exempt	100	2.9	600	2.3	300	2.6	300	2.7	300	3.0
Unallocated	9,395	--	5,795	--	5,919	--	5,853	--	5,782	--

Total reserve	$45,895	100.0%	$41,895	100.0%	$37,019	100.0%	$34,253	100.0%	$30,482	100.0%

Approximately $9.4 million, or 20.5%, of the reserve for loan and lease losses is not allocated to specific credits at December 31, 2000, compared to $5.8 million, or 13.8%, of the reserve which was not allocated to specific credits at December 31, 1999. Management noted some weakening of general economic conditions during the fourth quarter of 2000 which had not yet been factored into the analysis of specific credits but which was taken into consideration in the analysis of the overall reserve position.

Securities. Our investment portfolio consists of investments and mortgage backed securities that we intend to hold to maturity which are valued at amortized cost. Our portfolio also includes debt and equity securities that are available-for-sale which are valued at current market value. The investment portfolio is maintained primarily for liquidity and collateral purposes and to generate interest income. Our investment portfolio consists primarily of low risk government and government agency backed securities and high grade municipal bonds.

As a result of the Branch Acquisition, we expect to receive cash from Firstar of approximately $390 million. A significant portion of this cash will be invested in securities.

The securities portfolio declined by $86.7 million, or 8.4%, to $951.6 million at December 31, 2000 from $1.0 billion at December 31, 1999 and $996.7 million at December 31, 1998. The majority of the proceeds from maturing securities during 2000 were reinvested in loans rather than securities.

The following table presents the amortized cost and fair value of securities held on December 31, 2000:

	At December 31, 2000
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(in thousands)
Securities available-for-sale:
U. S. Treasury securities	$1,915	$1	$3	$1,913
U. S. government agency obligations	110,543	672	40	111,175
Obligations of state and political
subdivisions	23,047	562	4	23,605
Mortgage-backed securities	574,236	3,339	2,691	574,884
Equity securities	55,945	905	114	56,736
Other	15,234	--	33	15,201

Total securities available-for-sale	$780,920	$5,479	$2,885	$783,514

Securities held-to-maturity:
U. S. government agency obligations	$5,491	$22	$56	$5,457
Obligations of state and political
subdivisions	162,622	3,354	170	165,806

Total securities held-to-maturity	$168,113	$3,376	$226	$171,263

The following table presents the maturity of securities held at December 31, 2000 and the weighted average rates by range of maturity. The table includes projected payments on mortgage-backed securities. Certain equity securities, which include Federal Home Loan Bank stock, Federal Reserve Bank stock, Federal Home Loan Mortgage Corporation preferred stock, and Federal National Mortgage Association preferred stock, do not have a stated face rate or maturity. Equity securities are presented in this table based on estimated rates at December 31, 2000:

	Amortized Cost
	Within 1 Year		1-5 Years		5-10 Years		After 10 Years		Totals
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
U.S. Treasury securities
and obligations of
U.S. government
agencies	$38,836	6.80%	$66,269	6.87%	$12,748	6.71%	$96	6.90%	$117,949	6.83%
Obligations of states and
political subdivisions (1)	36,808	7.83	98,772	7.75	49,330	7.44	759	7.98	185,669	7.67
Mortgage-backed
securities	118,697	7.08	236,642	6.77	127,492	6.65	91,405	6.70	574,236	6.79
Equity securities	—	—	—	—	—	—	—	—	55,945	7.31
Other securities	13,199	6.32	—	—	2,035	6.81	—	—	15,234	6.32

Total Investment
Securities	$207,540	7.19%	$401,683	7.05%	$191,605	7.04%	$92,260	6.71%	$949,033	7.00%

____________________

(1)	Yields are presented on a tax-equivalent basis to reflect the tax-exempt nature of these securities. The incremental federal statutory rate applied is 35%.

The average maturity of the portfolio was 66 months at December 31, 2000, with an average tax-equivalent yield to maturity on the portfolio of 7.00%, unrealized gains of $8.9 million and unrealized losses of $3.1 million. This compares to an average maturity of 76 months at December 31, 1999 and an average tax-equivalent yield to maturity of 6.82%, unrealized gains of $3.3 million, and unrealized losses of $21.7 million. At December 31, 2000, the market value of our securities portfolio was $954.8 million, or $5.7 million over its amortized cost. This compares to a market value of $1.0 billion, or $18.5 million under amortized cost, at December 31, 1999.

Total Deposits. Deposits increased by $256.1 million, or 9.0% in 2000, and $280.0 million, or 10.9%, in 1999. The Northwest acquisition in 2000 and the Dean acquisition in 1999 were significant contributors to overall deposit growth. Noninterest bearing deposits increased by $50.1 million, or 12.3%, in 2000 and $37.3 million, or 10.1%, in 1999. Savings, NOW, and money market accounts increased $115.1 million, or 11.3%, in 2000 and $153.6 million, or 17.7%, in 1999. As part of our strategy to grow deposits, we have placed a strong emphasis on the money market savings product and have structured that product to be competitive with other short-term investment alternatives available to customers. Money market savings balances increased by $147.9 million, or 29.4%, in 2000 and $98.5 million, or 24.3%, in 1999.

Savings certificate balances increased by $91.0 million, or 6.4%, in 2000 and $89.1 million, or 6.7%, in 1999. The lower growth rate for certificate balances compared to other transaction accounts is consistent with our goal to place less emphasis on savings certificates in our deposit funding. The Branch Acquisition will add approximately $750 million in deposits and help us to further the goal of placing less emphasis on certificates in our deposit funding. Only 39.0% of the deposits that we expect to acquire in the Branch Acquisition are in savings certificates as compared to our deposit base at December 31, 2000, which included 48.8% in savings certificates. At December 31, 2000, savings certificates included $76.7 million of deposits acquired through brokers. This compares with $58.7 million of brokered deposits at December 31, 1999 and $40.9 million at December 31, 1998. All of these brokered deposits mature during the first half of 2001. As a result of the deposits being added through the Branch Acquisition, we do not expect to replace these maturing brokered deposits during 2001.

The following table sets forth the distribution of our deposits by type:

	At December 31,
	2000		1999		1998
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest bearing deposits	$456,571	14.7%	$406,478	14.3%	$369,215	14.4%
Savings and NOW accounts	318,481	10.2	342,752	12.0	294,385	11.4
Money market accounts	816,112	26.3	676,775	23.7	571,495	22.2
Time certificates of deposit:
Less than $100,000	1,186,472	38.2	1,132,158	39.7	1,081,795	42.1
$100,000 or more	329,192	10.6	292,529	10.3	253,760	9.9

	$3,106,828	100.0%	$2,850,692	100.0%	$2,570,650	100.0%

Included in interest bearing deposits at December 31, 2000 were $329.2 million of time deposits that had balances of $100,000 or more at December 31, 2000. Maturities of these time deposits are summarized as follows:

At December 31, 2000
(in thousands)

Three months or less	$122,306
Over three months to six months	46,383
Over six months to twelve months	74,560
Over twelve months	85,943

Total	$329,192

Short-Term Borrowings. Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, treasury tax and loan notes, Federal Home Loan Bank (“FHLB”) advances with original maturities of one year or less, and advances under an unsecured revolving credit facility. Short-term borrowings increased 3.4% to $441.0 million at December 31, 2000 from $426.7 million at December 31, 1999 and from $353.2 million at December 31, 1998. Repurchase agreements with customers, which constitute 64.5% of short-term borrowings at December 31, 2000, increased to $284.3 million at the end of 2000 from $260.4 million at the end of 1999 and $217.7 million at the end of 1998. At December 31, 2000, 83.2% of the customer repurchase agreements were related to daily checking account sweep mechanisms that are part of our cash management product line. FHLB advances with maturities of one year or less declined to $95.0 million at the end of 2000 from

$107.0 million at the end of 1999 and $89.5 million at the end of 1998. We expect that the level of these short-term FHLB advances will decline significantly after we complete the Branch Acquisition. The total amount that can be borrowed under the unsecured revolving credit facility is $60.0 million. The facility is used primarily to provide funding to Bremer Business Finance Corporation. Advances under this short-term revolving credit facility were $15.0 million at December 31, 2000 compared to $16.0 million at December 31, 1999 and $33.0 million at December 31, 1998. The amount borrowed under this facility is expected to increase by approximately $30 million when the Branch Acquisition is completed. The proceeds from this additional borrowing will be used to provide capital to our South St. Paul subsidiary bank to support the Branch Acquisition. The following table presents a summary of our short-term borrowings for the periods ended on the dates indicated:

	Federal Funds and Repurchase Agreements	Federal Home Loan Bank Borrowings	Treasury Tax and Loan Notes	Revolving Credit Facility
	(dollars in thousands)
Balance at December 31
2000	$328,315	$95,000	$2,685	$15,000
1999	300,737	107,000	2,948	16,000
1998	221,419	89,500	9,294	33,000
Weighted average interest rate at December 31
2000	6.49%	6.55%	6.25%	7.16%
1999	5.41	5.67	5.25	6.74
1998	4.96	5.22	4.62	6.52
Maximum amount outstanding at any month end
2000	$328,536	$165,419	$3,899	$40,000
1999	300,737	156,755	12,461	99,000
1998	288,312	178,658	15,167	35,000
Average amount outstanding during the year
2000	$286,813	$105,428	$2,412	$27,855
1999	246,666	84,556	3,553	55,875
1998	196,731	139,520	8,587	22,742
Weighted average interest cost during the year
2000	5.72%	6.28%	6.18%	7.58%
1999	4.53	5.47	4.65	6.23
1998	5.00	5.55	4.76	6.55

LONG-TERM DEBT. Long-term debt, which includes senior notes, FHLB advances with original maturities of greater than one year, and installment promissory notes, increased $16.8 million, or 7.8%, in 2000 and $99.5 million, or 85.6%, in 1999. The following table summarizes long-term debt for the last three years:

	At December 31,
	2000	1999	1998
	(in thousands)
Senior notes	$65,000	$65,000	$—
Federal Home Loan Bank borrowings	164,908	147,587	111,318
Installment promissory notes	2,752	3,245	4,968

Total	$232,660	$215,832	$116,286

We issued the senior notes in November 1999. The proceeds were used in connection with the Dean and Northwest acquisitions. The installment promissory note obligations were incurred in connection with previous acquisitions.

Trust Preferred Capital Securities. On February 22, 2001, we issued $16.5 million of trust preferred capital securities. This issuance will increase our Tier 1 capital in anticipation of the Branch Acquisition.

Equity of Shareholders and Redeemable Class a Common Stock. Shareholders’ equity and redeemable class A common stock was $354.0 million at December 31, 2000 compared to $312.9 million at December 31, 1999 and $303.4 million at December 31, 1998. Book value per share increased to $29.50 at December 31, 2000 from $26.07 at December 31, 1999 and $25.28 at December 31, 1998. Dividends

paid per share increased to $1.39 in 2000 from $1.32 in both 1999 and 1998. The dividends paid in 2000 of $16.7 million represented 5.3% of the equity of shareholders at December 31, 1999 and 36.5% of 2000 net income. Realized book value per share, which excludes the impact of the net unrealized gain or loss on securities available-for-sale, increased to $29.37 at December 31, 2000 from $26.95 at December 31, 1999 and $24.93 at December 31, 1998.

Capital Management. The Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) required the establishment of a capital-based supervisory system of prompt corrective action for all depository institutions. The Federal Reserve’s implementation of FDICIA defines “well-capitalized” institutions as those whose Tier I capital to risk-weighted assets ratio equals or exceeds 6%, total capital to risk-weighted assets ratio equals or exceeds 10%, and Tier I capital to average tangible assets ratio equals or exceeds 5%. We have maintained our capital at the “well-capitalized” level in each of these categories in the past and expect to do so in the future. The capital ratios of the Subsidiary Banks in each of these categories met or exceeded the “well-capitalized” ratios as of December 31, 2000. The following table compares the consolidated capital ratios with the minimum requirements for well-capitalized and adequately capitalized banks as of December 31, 2000:

		Minimum Requirements
Capital Category	Actual	Well Capitalized	Adequately Capitalized
Tier 1 capital to risk-weighted assets	10.03%	6.00%	4.00%
Total capital to risk-weighted assets	11.28	10.00	8.00
Tier 1 capital to average tangible assets	7.51	5.00	4.00

The completion of the Branch Acquisition and the issuance of additional trust preferred capital securities will significantly impact our capital ratios. After completion of these transactions, the capital ratios are expected to be lower in all cases than the ratios as of December 31, 2000, but to remain above the well-capitalized level.

Asset Liability Management

Liquidity Management. The objective of liquidity management is to ensure the continuous availability of funds to meet our financial commitments. We use an asset liability management committee (“ALCO”) as part of our risk management process. ALCO is responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving our financial objectives. ALCO meets regularly to review funding capacity, current and forecasted loan demand, investment opportunities, and liquidity positions as outlined in our asset liability policy. With this information, ALCO guides changes in the balance sheet structure to provide for adequate ongoing liquidity.

Several factors provide for a favorable liquidity position. The first is the ability to acquire and retain funds in the local markets we serve. This in-market funding provides a historically stable source of funding and represented approximately 86% of total liabilities during 2000. Our available-for-sale securities portfolio is a secondary source of liquidity because of its readily marketable nature and predictable stream of maturities. Approximately 22% of the securities portfolio matures in 2001. While we prefer to fund the balance sheet with in-market funding sources, another source of liquidity is our ready access to regional and national wholesale funding markets, including federal funds purchased, FHLB advances, and brokered deposits. As of December 31, 2000, we also had available $45.0 million of borrowing capacity under a $60.0 million unsecured credit facility. As of December 31, 2000, $15.0 million was advanced and outstanding under this facility. This credit facility is used primarily to provide funding availability for non-bank activities. We intend to use approximately $30 million under this facility to finance capital increases in connection with the Branch Acquisition.

The Branch Acquisition, which includes approximately $750 million of deposits but only about $300 million of loans, is expected, when consummated, to significantly enhance our liquidity position.

Interest Rate Risk Management. Interest rate risk is the risk that changing interest rates will adversely affect net income and balance sheet valuations. The objective of interest rate risk management is to control this risk exposure. The responsibility for this process rests with ALCO. ALCO establishes appropriate risk management policies and monitors asset liability activities to minimize our exposure to adverse interest rate trends. The tools used to measure interest rate risk include a valuation model which measures the sensitivity of balance sheet valuations to changes in interest rates, gap analysis, and simulation of future net income.

In the valuation model, the market value of each asset and liability as of the reporting date is calculated by computing the present value of all cash flows to be generated. In each case, the cash flows are discounted by a market interest rate chosen to reflect as closely as possible the characteristics of the given asset or liability as obtained from independent broker quotations and other public sources. The impact on valuations is then calculated for a 200 basis point rate shock. The rate shock is an instantaneous change in market rates across the yield curve. Significant assumptions required in the use of the valuation model include estimates regarding prepayment activity and the behavior of non-maturity deposits in various interest rate environments. The model does not reflect actions that ALCO could initiate in response to a change in interest rates. The valuation model indicates that the value of assets would decline approximately 3.4% with a 200 basis point increase in interest rates. After considering the impact on liabilities and tax effects, the market value of equity impact from this 200 basis point increase in rates would be a decrease of approximately 11.9%. This is within our maximum risk limit of 20.0% for this risk measure.

The matching of assets and liabilities may be analyzed by examining to the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets anticipated, based on certain assumptions, to mature or reprice within a specific time period and the amount of interest bearing liabilities anticipated, based on certain assumptions, to mature or reprice within that same time period. An interest rate sensitivity gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities that mature or reprice within a specified time period. An interest rate gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period.

The following table sets forth at December 31, 2000 the amounts of interest earning assets and interest bearing liabilities maturing or repricing within the time periods indicated, based on the information and assumptions set forth in the notes thereto:

	Amount Repricing or Maturing
	Within 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	Total
	(dollars in thousands)
Interest earning assets (1)
Loans and leases	$1,002,645	$506,229	$1,216,527	$194,070	$2,919,471
Securities	304,653	114,425	260,297	272,252	951,627
Other earning assets	11,828	--	--	--	11,828

Total interest earning assets	$1,319,126	$620,654	$1,476,824	$466,322	$3,882,926

Interest bearing liabilities
Interest bearing deposits (2)	$963,460	$781,851	$904,633	$313	$2,650,257
Short-term borrowings	407,474	28,116	5,410	--	441,000
Long-term debt (3)	56	15,598	181,094	35,912	232,660

Total interest bearing liabilities	$1,370,990	$825,565	$1,091,137	$36,225	$3,323,917

Rate sensitive gap	$(51,864)	$(204,911)	$385,687	$430,097	$559,009

Cumulative rate sensitive gap	$(51,864)	$(256,775)	$128,912	$559,009

Rate sensitive gap % to total assets	(1.2)%	(4.9)%	9.2%	10.2%	13.3%
Cumulative rate sensitive gap % to
total assets	(1.2)	(6.1)	3.1	13.3

____________________

(1)	Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, except for mortgage backed securities which are adjusted for prepayment assumptions.
(2)	Includes non-maturity savings and NOW accounts positioned to run off evenly over sixty months and money market savings accounts, most of which are positioned to reprice within three months.
(3)	Adjustable and floating rate borrowings are included in the period in which their interest rates are next scheduled to adjust rather than in the period in which they are due.

The repricing gaps are well within our risk tolerances, which limit the maximum 90-day and one-year gaps to 15.0% of total assets.

We also use simulation modeling of future net interest income and net income as a risk management tool. Simulation modeling results indicate that net income would not change by more than 2.5% over the next year with a 300 basis point change in the level of rates. The projected change in net income is well within the current policy limit that requires that the change in net income over the next 12 months not exceed 10.0%.

Other Market Risk. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

The assets and liabilities of a financial institution are primarily monetary in nature. As a result, interest rates have more impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity and the maturity structure of our assets and liabilities are important to the maintenance of acceptable performance levels. We disclose the estimated fair values of our financial instruments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

Impact of New Accounting Standards

Accounting for derivatives. On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that we have a minimal amount of derivatives and that there is no material impact to the financial statements due to the adoption of SFAS No. 133.

Accounting for transfers and servicing of financial assets and extinguishments of liabilities. In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which replaces SFAS No. 125. The Statement revises the standards for accounting for the securitization and other transfers of financial assets and collateral, and requires certain disclosures, but carries over most of SFAS No. 125‘s provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. Management believes that adopting SFAS No. 140 will not have a material impact on our financial position or results of operations.

BUSINESS

General

Bremer Financial Corporation is a regional financial services company with $4.2 billion in assets as of December 31, 2000, operating 11 subsidiary banks and 101 offices in Minnesota, Wisconsin and North Dakota. We offer a wide range of banking and related products and services, including transaction and savings deposits, commercial, consumer, agricultural and real estate loans, mortgage origination services and insurance, trust and retail brokerage services. From December 31, 1996 to December 31, 2000, we increased our asset base from $2.9 billion to $4.2 billion, resulting from a combination of internal growth and growth through bank and branch acquisitions within our three-state market area. During the same period, our loans and leases increased from $1.8 billion to $2.9 billion, and our deposits increased from $2.3 billion to $3.1 billion. Giving pro forma effect to the Branch Acquisition, we would have had assets of nearly $4.8 billion, loans and leases of $3.2 billion, and deposits of $3.9 billion as of year-end 2000.

History

Otto Bremer incorporated Bremer Financial Corporation in December 1943 to consolidate his majority stock holdings in community banks located throughout Minnesota, Wisconsin and North Dakota. Mr. Bremer formed the Otto Bremer Foundation in 1944 to own our stock. Today, we are owned by the foundation and our employees and directors. The foundation is organized as a non-profit trust for charitable, educational and religious purposes for the benefit of individuals and entities who are residents of or are located in Minnesota, Wisconsin, North Dakota and Montana. The foundation is a key part of our community-based philosophy. Earnings from its investment in us and other investments are returned to the bank communities in the form of grants and program-related investments. In 2000, the foundation made over $18.2 million in grants to over 650 community organizations and programs.

From our incorporation in 1943 and through the late 1980s, we relied on our existing community banks to generate loan and deposit growth in our market area. From 1990 through 2000, we augmented this growth through six acquisitions of banks and bank holding companies totaling approximately $708 million of assets and $585 million of deposits. During that time, we also acquired four branch offices and their related $100 million of deposits. The Branch Acquisition will be our fifth branch purchase and eleventh acquisition transaction in the last ten years. We use bank and branch acquisitions to fill in gaps in our geographic markets in order to provide better customer service and leverage existing operations. In recent years, our expansion focus has been primarily in more urban, metropolitan areas, most noticeably in Minneapolis/St. Paul and surrounding communities.

Our Strategy

We seek to be the preeminent community bank in the markets we serve. Our strategy for achieving this objective includes:

•	Providing distinctive, community banking to our customers by:

—	providing personalized service through a relationship management approach

We seek to identify the total financial services needs of our clients and provide them with individualized solutions to those needs. We emphasize a sales approach in which a relationship manager is responsible for selling the entire range of our services to our customer base, as opposed to assigning sales people from each product area to a specific client. In this role, our relationship managers work in tandem with representatives from our product areas to develop an effective client solution. As a result, our relationship managers gain a more thorough understanding of their clients’ needs, and clients gain more convenient access to our diverse product line. To implement this relationship management focus, we have instituted a comprehensive training program that must be attended by every customer contact employee. We have also modified our information systems to better measure the breadth of each customer relationship and the effectiveness of our relationship managers’ cross selling efforts.

—	offering a wide variety of innovative financial products to our customers

Our clients use a wide variety of financial services beyond the traditional banking products, and we work with them to identify their particular needs and tailor our services to meet those needs. As our clients’ needs have evolved, we have established new competencies in e-commerce, cash management, international banking, specialized financing, estate and financial planning and asset management. In 2000, new product development resulted in ten new business products and six new consumer products to serve current and new market segments.

—	granting substantial local autonomy to our subsidiary banks

We believe customers in our markets seek banking relationships managed by a decision-maker who can deliver a prompt response to their requests. As smaller, independent banks have been acquired by national, multi-bank holding companies, we believe that the personal relationships that these customers maintained with the management of such banks have increasingly eroded, and the banks’ responsiveness and general service levels have declined. Consistent with our long history of community banking, we operate under a management philosophy of local market decision-making by our subsidiary banks. Each of our 11 subsidiary banks is separately chartered with its own officers and board of directors who generally are members of the local community. Management of each of our subsidiary banks has a high degree of flexibility in responding to local market demands.

—	using our unique ownership structure to reinvest in the communities we serve

Over the last three years, the foundation has distributed more than $48 million in the states we serve in the form of grants and program-related investments. Directing most of its grants to non-profit organizations in the communities we serve not only contributes to the economic well being of those communities but also improves our brand recognition.

•	Investing in technology

We are committed to investing in technology to improve product offerings, reduce product costs and provide more convenient service to our customers. Over the last three years, we have invested over $5 million to upgrade our technology infrastructure. This included upgrading most of our 1,500 personal computers, effectively connecting them through improvements in the company-wide intranet, enhancing our Internet capabilities, and making improvements in the customer contact information system. In 2000, we:

—	launched Bremer eBank and Bremer ePay, our retail Internet banking and bill payment services; and

—	increased the functionality of www.bremer.com by adding tools such as online loan and account applications, calculators, check reordering, retirement planning, and local Bremer community websites.

In August 2001, we plan to launch Bremer eBiz and Bremer eACH, a package of Internet-based cash management services for businesses. In the future, we will continue to invest in technologies that allow customers to communicate with us at the time and in the manner that best meets their needs and preference.

•	Increasing penetration in our existing markets

To make us more accessible and convenient to our customers, we pursue a strategy of in-market expansion to fill in gaps in our market coverage through opening new branches, acquiring competing banks or branches, and investing in technology-based delivery channels. Examples of this strategy include:

—	our pending Branch Acquisition, which will substantially improve customer access in the Minneapolis/St. Paul area; and

—	the acquisition of Northwest Savings Bank in 2000, which brought our services to New Richmond, Wisconsin, a rapidly-growing community located between St. Paul and our banking offices in western Wisconsin.

•	Leveraging our holding company structure

We have centralized at the holding company level many critical subsidiary bank administrative and support functions, including:

—	policy development in areas such as loans, investments, asset liability management, compliance, data security, accounting, and personnel, and standardized procedures to support the policies;

—	customer support services in areas such as loan servicing, deposit servicing, and call center operations;

—	investment portfolio management, interest rate risk management, purchasing, management of insurance coverage, employee benefits, credit examination, technology support, and accounting;

—	specialized expertise in areas such as cash management, international banking, loan workout, taxation, and compliance; and

—	management of key vendor relationships including those vendors supplying data processing, item processing, ATM services, internal and external audit services, computer software and hardware, equipment and supplies.

We believe that by standardizing certain policies, procedures and products, and by centralizing administrative functions, subsidiary bank management and personnel can concentrate on individual customer service and community relations. Further, we reduce bank expenses, and can consistently and efficiently implement system-wide banking policies and practices.

Our Banks

Our 11 subsidiary banks are located in Minnesota, Wisconsin and North Dakota. At December 31, 2000, they ranged in size from $71.3 million to $799.0 million in total assets and from $62.4 million to $558.4 million in total deposits. Each of our banks is a community bank that provides a full range of commercial and consumer banking services primarily to customers within its market area. All of our banks are nationally chartered, operate under the name of Bremer Bank, National Association, and are regulated by the Office of the Comptroller of the Currency. The locations, total assets and total deposits of our banks as of December 31, 2000 are as follows (with the number of offices noted if more than one):

Location of Subsidiary Bank Charter          Branch Locations          Assets       Deposits
-------------------------------------   -------------------------   -----------   -----------
                                                                         (in thousands)

Alexandria, MN                          Alexandria, MN (2)           $400,592      $292,706
                                        Brandon, MN
                                        Breckenridge, MN
                                        Fergus Falls, MN
                                        Morris, MN
                                        Starbuck, MN
                                        Wahpeton, ND
Brainerd, MN                            Brainerd, MN (2)             $255,953      $194,103
                                        Aitkin, MN
                                        Baxter, MN (2)
Grand Forks, ND                         Grand Forks, ND (2)          $558,234      $438,031
                                        Crookston, MN
                                        Fisher, MN
                                        Fordville, ND
                                        Forest River, ND
                                        Gilby, ND
                                        Grafton, ND
                                        Hillsboro, ND
                                        Hoople, ND
                                        Larimore, ND
                                        St. Thomas, ND
                                        Shelly, MN
                                        Warren, MN
International Falls, MN                 International Falls, MN      $ 71,322      $ 62,448
Marshall, MN                            Marshall, MN                 $210,170      $183,648
                                        Redwood Falls, MN
                                        Edgerton, MN
                                        Leota, MN
Menomonie, WI                           Menomonie, WI (3)            $474,262      $374,040
                                        Amery, WI
                                        Bayfield, WI
                                        Colfax, WI
                                        Danbury, WI
                                        Deer Park, WI
                                        Eau Galle, WI
                                        Elk Mound, WI
                                        Frederic, WI
                                        Knapp, WI
                                        La Pointe, WI
                                        New Richmond, WI
                                        Rock Falls, WI
                                        Siren, WI
                                        Washburn, WI

Location of Subsidiary Bank Charter         Branch Locations          Assets       Deposits
-------------------------------------   ------------------------   -----------   -----------
                                                                        (in thousands)

Minot, ND                               Minot, ND (4)               $425,776      $352,413
                                        Berthold, ND
                                        Carrington, ND
                                        Devils Lake, ND
                                        Glenfield, ND
                                        Kensal, ND
                                        Lansford, ND
                                        Max, ND
                                        Minnewaukan, ND
                                        Richardton, ND
                                        Rugby, ND
                                        Woodworth, ND
Moorhead, MN                            Moorhead, MN                $376,905      $248,292
                                        Fargo, ND (2)
                                        Casselton, ND
                                        Detroit Lakes, MN
                                        Leonard, ND
                                        Lisbon, ND
                                        Perham, MN
St. Cloud, MN                           St. Cloud, MN (2)           $409,775      $277,307
                                        Rice, MN
                                        Sartell, MN
                                        Sauk Rapids, MN
South St. Paul, MN                      South St. Paul, MN          $798,951      $558,358
                                        St. Paul, MN (3)
                                        Minneapolis, MN
                                        Brooklyn Park, MN
                                        Eagan, MN
                                        Eden Prairie, MN
                                        Inver Grove Heights, MN
                                        Milaca, MN
                                        Ogilvie, MN
                                        Princeton, MN
                                        Roseville, MN
                                        Watertown, MN
                                        White Bear Lake, MN
                                        Zimmerman, MN
Willmar, MN                             Willmar, MN (2)             $182,796      $140,002
                                        Hutchinson, MN

When consummated, the Branch Acquisition will expand our Minneapolis/St. Paul area presence to eight additional suburban communities, consisting of Arden Hills, Richfield, St. Anthony, Brooklyn Center, Maplewood, Edina, Minnetonka and St. Louis Park.

Communities Served By Our Banks

We operate in 82 communities across Minnesota, Wisconsin and North Dakota. Over the past few years, we have begun to expand significantly in more urban metropolitan areas, including Minneapolis/ St. Paul, Fargo/Moorhead, and St. Cloud. Prior to that time, we had our strongest market presence in communities outside the major metropolitan areas. In Minnesota, these non-metropolitan communities are a blend of agricultural-based areas in the southwestern portion of the state to more recreational and resort-based communities in west central Minnesota. Our North Dakota communities are in primarily agricultural-based areas along the Red River Valley as well as in western North Dakota surrounding the Minot trade area. In Wisconsin, our locations are concentrated on the western side of the state. In our markets located outside the major metropolitan areas, we generally are first or second in deposit market share.

Over the past few years, most of our expansion has been in higher-growth metropolitan areas. The primary areas targeted for future expansion are expected to continue to be in the Minneapolis/St. Paul to St. Cloud corridor and the Fargo/Moorhead area. While we have maintained charter banks in St. Cloud and South St. Paul for many years, our metropolitan area market share has not been substantial. The acquisition of Dean Financial Services, Inc. in 1999 added eight additional branch offices in the Minneapolis/St. Paul metropolitan area, and the pending Branch Acquisition will add another 11 offices in this area. We have also opened a number of offices in the rapidly growing Fargo/Moorhead area during the last few years. Approximately 35% of our deposits and 40% of our loans are in the metropolitan hubs of Minneapolis/St. Paul/St. Cloud and Fargo/Moorhead.

Lending Activities

We maintain a diversified loan portfolio consisting of commercial, commercial and residential real estate, agricultural, consumer and tax-exempt loans.

Commercial Loans. Loans in this category include term loans and operating lines of credit for primarily manufacturing, wholesale, or retail businesses. While we look to the borrower’s business operations as the principal source of repayment, we also generally obtain personal guarantees and security interests in inventory, receivables, and equipment as collateral support for the loans. We utilize standard advance rates in determining amounts that can be advanced for each collateral type. Advances secured by inventory and receivables are normally short term floating rate advances and constitute about 50% of this portfolio. Equipment loans typically amortize over five years and constitute the remainder of this portfolio.

Commercial Real Estate Loans. Our commercial real estate portfolio, which includes interim commercial real estate construction, consists primarily of loans to business customers who occupy the property or use the property for income production. Commercial real estate loans generally are made for up to 80% of appraised value or cost and typically have a term of five years with 15 to 20 year amortization. Approximately 70% of our commercial real estate loans are fixed rate loans and 30% are adjustable rate loans.

Agricultural Loans. Our agricultural loans include term loans secured by farm property or equipment and operating loans used for commodity production. Our agricultural customers and agricultural-based communities are diversified across the three states we serve, and we extend credit to 12 different areas of commodity production, including crops, dairy, and livestock. Approximately 50% of our agricultural loans are short term floating rate loans. The remainder of the agricultural loans are fixed rate loans with terms generally under five years.

Residential Real Estate Loans. The residential real estate portfolio includes home equity loans, first mortgage residential real estate loans, and some construction loans. The construction loans are typically made to builders on homes under construction that have been pre-sold. Loan to value ratios for home equity loans typically range from 80% to 100%. Approximately 75% of our home equity loans are fixed rate loans with terms of five to 12 years. The remaining 25% of our home equity loans are floating rate lines of credit. First mortgage residential real estate lending is generally conducted in compliance with secondary market underwriting guidelines, and most newly originated fixed rate first mortgage loans are sold into the secondary market. The first mortgage residential real estate loans that we keep in our portfolio are generally adjustable rate loans and often involve vacation homes in our recreational and resort-based communities.

Consumer Loans. Loans in this category include automobile loans, home improvement loans and personal lines of credit. In addition to our direct lending operations, our subsidiary banks also purchase indirect retail installment sales contracts primarily from automobile dealers, certain recreational vehicle dealers, and certain sport recreation dealers where the selling dealer is well known to us and located in our primary trade area. Most of our consumer loans are fixed rate loans with terms of three to five years.

Tax-Exempt Loans. Tax-exempt loans and leases are made to municipalities and qualifying non-profit organizations located within our primary trade area.

Deposits

We emphasize developing relationships with individuals and business customers in order to increase our deposit base. We offer a broad range of competitively priced deposit products, including checking accounts, money market accounts, savings accounts and certificates of deposit, designed to meet the individual needs of our customers. Deposits in our banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to statutory limits (currently $100,000). Deposit product development is the primary responsibility of our holding company marketing and retail delivery departments, with input and feedback from the subsidiary banks’ market managers. Pricing of products is generally consistent across all of our banks, with bank market managers having some local authority to modify pricing on certain products to meet the market and/or the local competition.

Other Products and Services

We operate various financial services subsidiaries, which provide trust and other fiduciary services, insurance, and asset-based lending and leasing services. These subsidiaries allow us to offer a full range of products and services to our customers. On a consolidated basis, these other financial services subsidiaries historically have accounted for less than 10% of our annual earnings.

Bremer Business Finance Corporation. We formed Bremer Business Finance Corporation in late 1996 to expand the services available to customers that may not qualify for traditional bank financing. Bremer Business Finance Corporation engages in secured lending activities and works closely with the our subsidiary banks in offering services to customers in the areas of asset-based finance, real estate finance, real estate equity finance, corporate finance, project finance and equipment financing and leasing. As of December 31, 2000, Bremer Business Finance Corporation had a loan portfolio of $74.8 million, with the majority of loans being variable rate credits generally priced between 200 and 350 basis points over the prime rate. In 2000, our finance company generated $1.3 million in net income and employed a staff of five.

Bremer Trust, National Association. Bremer Trust, National Association has trust powers and offers trust and other fiduciary services in the majority of our markets. Services that Bremer Trust provides to our customers include serving as trustee, investment agent, custodian, personal representative, and conservator for individuals, businesses, and public and tax-exempt organizations. Bremer Trust directly serves as an investment advisor for the proprietary stock and bond mutual funds we offer to our trust client accounts. Bremer Trust also operates on a limited basis as a registrar and transfer agent. As of December 31, 2000, Bremer Trust had 85 employees. Our total trust revenues for 2000 were $9.1 million.

Bremer Insurance Agencies, Inc. Bremer Insurance Agencies, Inc. is an independent insurance agency with offices in Minnesota, Wisconsin and North Dakota, representing many different insurance companies. This gives agency personnel the ability to tailor coverages to meet the differing needs of our diverse customer base. The agency’s book of business is generated by selling personal, life, health, commercial and agricultural insurance products. In 2000, Bremer Insurance generated insurance premium sales of $8.2 million and, as of December 31, 2000, it had 94 employees.

Brokerage Services. Consumer investment products and services are available at our subsidiary bank offices through INVEST Financial Corporation of Tampa, Florida. We have an agreement with INVEST to deliver investment services to our customers through our branch network, and we receive a portion of the commissions earned by the investment representatives in those branches. We had $5.5 million in brokerage commissions in 2000.

Bremer Life Insurance Company. Bremer Life Insurance Company was formed as a reinsurer of credit life and credit accident and health insurance sold by our subsidiary banks, in partnership with American General, which owns a preferred stock interest in the life company.

Operations and Administration

We provide a broad range of services to the individual subsidiaries in order to augment the capacities of the subsidiary banks’ management and to achieve many of the synergies of a larger company.

Operations Center. Back-office operations for all of our subsidiary banks are housed in an operations center in West St. Paul, Minnesota. We use a third-party provider for delivery of most data and item processing services for us and our subsidiaries. We have entered into contracts for these services that extend into the next three to five years. Certain of the operations of these third party providers are located in our operations center.

Credit. We evaluate and approve credit at the individual subsidiary bank level through individual and senior lending officer credit authorities. In addition, each bank has a senior credit committee and a director’s credit committee that review and approve larger credits. The director’s credit committee can approve credit up to the individual bank limit. These bank limits range from $700 thousand to $7.0 million, depending on the size of the individual bank.

We also support the credit process at the holding company level through the use of corporate credit committees and staff. Approval is required at the corporate level for loans that exceed the individual limits of the banks and for certain loans that have characteristics that warrant review at the corporate level as defined in our lending policy. We also provide centralized underwriting and internal syndication for credits that exceed the lending limits of individual banks.

Most loan workouts are handled by the special assets group of the holding company. To improve distressed credit management practices, we have established a policy that requires the prompt transfer of certain problem loan situations from the subsidiary banks to the special assets group.

Risk Management. The risk management division is an independent unit that assists us in managing risk throughout the organization. This is done through consulting, monitoring, and performing independent audits and examinations of banks, other subsidiaries, and corporate support functions. The director of risk management has a direct reporting relationship to the holding company’s board of directors and the boards of the operating entities. Risk management is comprised of credit examination, internal audit, and compliance administration and legal counsel.

•	Credit examination reviews our loan portfolio on a regular basis. The frequency of examination is based on a risk assessment and provides for more frequent examinations for units exhibiting higher risk factors.

•	We have outsourced much of our internal audit function, which conducts periodic operational, compliance and internal control reviews of all of our subsidiary banks and system-wide operations. The director of risk management directs the work of internal audit and coordinates all reporting to the boards of directors.

•	Compliance administration and legal counsel provide assistance to the banks in meeting their consumer compliance responsibilities.

Asset Liability and Investment Portfolio Management. We operate using a centralized treasury function. The asset liability committee of the holding company is responsible for developing appropriate risk management policies and for monitoring asset liability activities to insure that they are conducted within established risk parameters. The treasurer has day-to-day responsibility for our overall interest rate risk, liquidity, and investment portfolio management.

Finance. We have established policies for capital expenditures, accounting policy, capital adequacy and dividends. In addition, we monitor the performance of our individual subsidiaries and coordinate the reporting process, the strategic planning process and annual profit planning.

Human Resources. Our human resources division has established standard salary administration procedures, and our subsidiary banks administer these at their level. Employee benefits are standardized and administered by the holding company.

Marketing. Our marketing division manages our branding efforts to ensure that consistent messages are communicated in all of our external communications.

Competition

We do business in the highly competitive financial services industry. The financial services industry is comprised of commercial banks, thrifts, credit unions, investment banks, brokerage houses, money managers, mortgage banks, insurance companies and other providers of financial products and services. These firms compete with us for loans, deposits, trust services, investment products and a host of other financial products and services.

We believe that our success in competing effectively with these alternative providers of financial services will be partly based on our ability to monitor the local economies, make decisions close to the marketplace, commit to and be involved in the communities we serve, and fully develop our relationship management concepts. We must preserve our ability to focus on providing personalized, quality banking services to maintain or improve our competitive position in our markets. We believe that our size, combined with our support services in specialized areas, adds to the strength of the individual banks, enabling them to compete more effectively. Some of our competitors are not subject to the same degree of regulation as that imposed on bank holding companies and national banks. In addition, the larger banking organizations, investment banks and brokerage houses have significantly greater resources than us. As a result, some of our competitors have advantages over us in name recognition and market penetration.

Employees

As of February 28, 2001, we had 1,487 full-time equivalent employees. We provide our employees with a comprehensive program of benefits, some of which are on a contributory basis, including comprehensive medical and dental plans, life insurance plans, and 401(k) plans. In addition, all the employees have the opportunity to invest in our class A common stock. We consider our relationship with our employees to be good.

Properties

We lease our principal offices at 445 Minnesota Street, Suite 2000, St. Paul, Minnesota 55101, which consist of approximately 25,000 square feet. In addition, the centralized service operations of the holding company occupy approximately 30,000 square feet of owned property in West St. Paul, Minnesota. As a result of the Branch Acquisition, we anticipate expanded space needs for our service operations and expect to secure additional leased space in the Minneapolis/St. Paul area within the next 12 months. We believe that the principal offices at 445 Minnesota Street in St. Paul will be sufficient for the holding company’s needs in the foreseeable future.

Substantially all of the current offices and branches of the subsidiary banks are owned, with the primary exception of those located in leased space in downtown St. Paul, Minnesota and leased space in supermarkets. Our bank facilities range in size from 391 square feet to 5,280 square feet. The pending Branch Acquisition will add four new owned properties and seven leased properties, ranging in size from 3,000 square feet to 31,888 square feet.

Legal Proceedings

There are no material legal proceedings pending other than ordinary routine litigation incidental to our business.

THE TRUST

Overview

The trust is a statutory business trust that we formed under the Delaware Business Trust Act.

We will amend and restate the trust’s declaration of trust, the trust’s governing document, upon the closing of this transaction. The declaration of trust will be substantially in the form filed as an exhibit to the registration statement. The term of the trust is approximately 31 years.

The trust exists only for the following purposes:
•	issuing its capital securities to the public and common securities to us (both of these securities are sometimes referred to together as “trust securities”);

•	lending to us the net proceeds from the sale of the capital securities, together with the capital contributions made by us for the common securities, in exchange for our junior subordinated debt; and

•	engaging in only those other activities necessary or incidental to those listed above.

The rate and dates of regular payments to you for the capital securities, along with any other payment dates such as those in connection with the redemption of capital securities or the liquidation of the trust, correspond to the interest rate and payment dates and other payment dates on the junior subordinated debentures, which will be the sole assets of the trust.

We will pay all expenses of the trust as well as those incurred in this offering of the trust securities. In addition, we guarantee the payment of distributions and amounts on liquidation and redemption of capital securities to the extent described under “Description of the Capital Securities Guarantee.” Our capital securities guarantee, when taken together with our obligations under the junior subordinated debentures, the indenture and the declaration of trust, provides a full and unconditional guarantee to you of amounts due on the capital securities.

Common Securities

The trust’s common securities equal approximately 3% of the trust’s total capital. All of the common securities of the trust are owned by us. The common securities rank equally with the capital securities. The trust will make payments on the trust securities pro rata, except that if an event of default occurs under the declaration of trust, then our right to payment of distributions and amounts upon liquidation and otherwise will be junior to your rights as a holder of the capital securities.

Trustees

The trust’s affairs will be conducted by three or more trustees appointed by us as the holder of the common securities. The declaration of trust governs the trustees’ duties and obligations. The trustees will be comprised of the following:

•	two trustees who are our employees or officers will serve as the regular trustees;

•	one trustee that is an unaffiliated financial institution which has a minimum amount of aggregate capital, surplus and undivided profits of at least $50 million, will serve as the property trustee and as the indenture trustee for the purposes of the Trust Indenture Act of 1939; and

•	if the property trustee does not have its principal place of business in Delaware or otherwise does not meet the requirements of Delaware law, we will appoint one additional trustee called the Delaware trustee that has its principal place of business in Delaware.

We may appoint, remove or replace any of, or increase or reduce the number of, the trust’s trustees. However, if an event of default under the declaration of trust occurs and is continuing, then only the holders of a majority of the dollar amount of the capital securities may replace or remove the property trustee or the Delaware trustee. Only we can remove or replace the regular trustees.

Administrative Information

The office of the property trustee is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration, telephone (302) 651-8504.

The trust’s principal place of business is c/o Bremer Financial Corporation, 445 Minnesota Street, Suite 2000, St. Paul, MN 55101.

MANAGEMENT

Our executive officers and directors are as follows:

Name	Age	Position
Stan K. Dardis	51	President, Chief Executive Officer, Director
Terry Cummings	60	Chairman of the Board, Director
William H. Lipschultz	71	Vice President, Director, Foundation Trustee
Charlotte S. Johnson	54	Vice President, Director, Foundation Trustee
Daniel C. Reardon	39	Vice President, Director, Foundation Trustee
Sherman Winthrop	70	Director
Robert B. Buck	52	Executive Vice President, Chief Financial Officer
Kenneth P. Nelson	62	Executive Vice President, Financial Services Director
John T. Wosepka	55	Executive Vice President, Community Banking Director
Ernest W. Jensen	53	Senior Vice President, Chief Credit Officer
Ann H. Hengel	48	Senior Vice President, Risk Management Director

Mr. Stan K. Dardis has been President, Chief Executive Officer and a Director since March 1998. From June 1996 until March 1998, he was Executive Vice President and Chief Operating Officer. From September 1993 until June 1996, he was Executive Vice President and Retail Banking Services Director. Prior to joining us in 1993, Mr. Dardis was President, Chief Executive Officer and Director of Metropolitan Federal Bank, a subsidiary of Metropolitan Financial Corporation.

Mr. Terry Cummings has been Chairman of the Board since March 1998 and has been a Director since 1988. From July 1988 until March 1998, he was President and Chief Executive Officer.

Mr. William H. Lipschultz served as Chairman of the Board from April 1995 until March 1998, at which time he resumed his role as Vice President and continued as a Director. He has been a Director and a Trustee of the foundation since 1961, and he had been Vice President and Treasurer from 1961 until his appointment as Chairman of the Board in 1995. Mr. Lipschultz retired in 1996 from Stone Container Corporation after serving as Vice President of that company since 1976.

Ms. Charlotte S. Johnson has been a Vice President and a Director since April 1993 and a Trustee of the foundation since July 1991. Since July 1991 she has been involved in the foundation’s affairs on a daily basis, serving as a representative for the organization and working on special projects.

Mr. Daniel C. Reardon has been a Vice President and a Director since May 1996 and a Trustee of the foundation since January 1995. He has also been Chief Executive Officer of Infinit-e Graphics and Response since January 2000. From January 1999 until January 2000, Mr. Reardon was a sales manager for OEI Business Products. He is currently the sole owner of U.S. Annuity Financial Group, an annuity brokerage firm formed in 1995. From January 1990 until May 1995, he was Vice President of Investments with Prudential Securities.

Mr. Sherman Winthrop has been a Director since February 1995. He has been a senior member of the law firm of Winthrop & Weinstine, P.A., general counsel to us, since February 1979. Mr. Winthrop served as a Director and Secretary of Zytec Corporation, a publicly-held company, until it was acquired by Computer Products, Inc. effective December 1997.

Mr. Robert B. Buck has been Executive Vice President and Chief Financial Officer since January 2001. From July 1997 until January 2001, Mr. Buck served as Senior Vice President and Chief Financial Officer. From July 1992 until July 1997, Mr. Buck was Vice President of National City Bank of Minneapolis, Minnesota.

Mr. Kenneth P. Nelson has been Executive Vice President since December 1993. He has also been serving in the roles of President and Chief Executive Officer of Bremer Trust, National Association since December 2000. From January 1989 until December 1993, he was a Vice President. He was Chief Executive Officer of Bremer Bank, National Association, in South St. Paul, Minnesota from May 1997 until December 31, 1998, and he is currently serving as that bank’s Chairman of the Board. Mr. Nelson has been with us for 27 years.

Mr. John T. Wosepka has been Executive Vice President and Community Banking Director since July 1999. From April 1984 until July 1999, Mr. Wosepka was President and Chief Executive Officer of Bremer Bank, National Association in Alexandria, Minnesota. Mr. Wosepka has been with us for 27 years.

Mr. Ernest W. Jensen has been Senior Vice President and Chief Credit Officer since April 1994 and has 12 years of experience with us.

Ms. Ann H. Hengel has been Senior Vice President and Risk Management Director since May 1999. From October 1990 until April 1999, Ms. Hengel was Senior Vice President of National City Bank of Minneapolis, Minnesota.

SUPERVISION AND REGULATION

General

Banking is a highly regulated industry. The following summarizes several applicable statutes and regulations. These statutes and regulations are likely to change in the future, and we cannot predict what effect these changes, if made, will have on our operations. Also, please remember that the supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders of banks and bank holding companies.

Bank Holding Company Regulation

Both the foundation and ourselves are registered as bank holding companies with the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1956, as amended. (The Bank Holding Company Act of 1956 and the regulations issued thereunder are collectively referred to as the “BHC Act.”) We are subject to regulation, supervision and examination by the Federal Reserve. As part of this process, we are required to file reports and additional information with the Federal Reserve.

Minimum Capital Requirements. The Federal Reserve has adopted risk-based capital standards for assessing bank holding company capital adequacy. These standards define capital and establish minimum capital ratios in relation to assets, both on an aggregate basis and as adjusted for credit risks and off-balance sheet exposures. Under the Federal Reserve’s risk-based guidelines applicable to us, capital is classified into two categories.

For bank holding companies, Tier 1 or “core” capital consists of:

•	common stockholders’ equity;

•	qualifying noncumulative perpetual preferred stock;

•	qualifying cumulative perpetual preferred stock (subject to some limitations); and

•	minority interests in the common equity accounts of consolidated subsidiaries.

less :

•	goodwill; and

•	specified intangible assets.

Tier 2, or "supplementary," capital consists of:

•	the allowance for loan and lease losses;

•	perpetual preferred stock and related surplus;

•	hybrid capital instruments;

•	unrealized holding gains on equity securities;

•	perpetual debt and mandatory convertible junior subordinated debentures;

•	term subordinated debt, including related surplus; and

•	intermediate-term preferred stock, including related securities.

Under the Federal Reserve’s capital guidelines, bank holding companies are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier 1 capital. The Federal Reserve has established a minimum ratio of Tier 1 capital to total assets of 3% for strong bank holding companies (those rated a composite “1” under the Federal Reserve’s rating system). For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4%. In addition, the Federal Reserve continues to consider the Tier 1 leverage ratio (after deducting all intangibles) in evaluating proposals for expansion or new activities.

In its capital adequacy guidelines, the Federal Reserve emphasizes that the foregoing standards are supervisory minimums and that banking organizations generally are expected to operate well above the minimum ratios. These guidelines also state that banking organizations experiencing growth, whether internally or by making acquisitions, are expected to maintain strong capital positions substantially above the minimum levels.

Acquisitions. The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With limited exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking, managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined, by regulation or order, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, such as owning and operating a savings association, performing functions or activities that may be performed by a trust company, or acting as an investment or financial advisor. Under the BHC Act and Federal Reserve regulations, we are prohibited from engaging in tying arrangements in connection with an extension of credit, lease, sale of property or furnishing of services. This means that, except with respect to traditional banking products, we may not condition a client’s purchase of one of our services on the purchase of another service. The passage of the Gramm-Leach-Bliley Act in November 1999, however, allows bank holding companies to become financial holding companies. Financial holding companies do not face the same prohibitions to entering into certain business transactions that bank holding companies currently face. See the discussion of the Gramm-Leach-Bliley Act below under “Bank Regulation.”

Interstate Banking and Branching Legislation. Under the Interstate Banking and Efficiency Act, adequately capitalized and adequately managed bank holding companies are allowed to acquire banks across state lines subject to various limitations. In addition, under the Interstate Banking Act, banks are permitted, under some circumstances, to merge with one another across state lines and thereby create a main bank with branches in separate states. After establishing branches in a state through an interstate merger transaction, a bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger could have established or acquired branches under applicable federal and state law.

Ownership Limitations. Under the Change in Bank Control Act, a person may be required to obtain the prior regulatory approval of the Federal Reserve before acquiring the power to directly or indirectly control our management, operations or policies or before acquiring control of 10% or more of any class of our outstanding voting stock.

Dividends. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could be funded only in ways that weakened the bank holding company’s financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to prohibit or limit the payment of dividends by banks and bank holding companies.

Under a longstanding policy of the Federal Reserve, we are expected to act as a source of financial strength to our banking subsidiaries and to commit resources to support them. The Federal Reserve takes the position that in implementing this policy, it may require us to provide financial support when we otherwise would not consider ourselves able to do so.

Under the Minnesota Business Corporation Act, we, as a Minnesota corporation, may declare a dividend only if our board determines that we will be able to pay our debts in the ordinary course of business after paying the dividend and the board does not know before the dividend is paid that its determination was or has become erroneous.

Because the major source of our revenue is the dividends we receive from our banking subsidiaries, our ability to pay distributions on the junior subordinated debentures will depend on the amount of dividends paid by our banking subsidiaries. We cannot be sure that our banking subsidiaries will pay such dividends to us.

Bank Regulation

As national banking associations, all of our subsidiary banks are subject to regulation primarily by the Office of the Comptroller of the Currency (“OCC”). In addition, all national banks are members of the Federal Reserve System, and thus some regulations of the Federal Reserve apply to our subsidiary banks. Also, because the deposits of our subsidiary banks are insured up to the applicable limit (currently $100,000) by the FDIC, the FDIC has regulatory powers with respect to our subsidiary banks.

Regulation by the OCC. The OCC issues charters and regulations, conducts examinations and generally supervises the operation of national banks. This supervision includes a comprehensive regulatory scheme governing, among other things, capital requirements, lending limits, transactions between affiliates and the safety and soundness of national banks’ activities. In addition, we would be required to obtain the OCC’s consent before entering into any major corporate reorganization involving any of our subsidiary banks, including a merger or significant purchase or disposition of assets. Any national bank which does not operate according to the OCC’s regulations, policies and directives may be sanctioned for non-compliance. For example, the OCC may institute proceedings against a national bank or any director, officer, employee or person participating in the conduct or affairs of the bank who engages in unsafe and unsound practices, which includes a violation of applicable laws and regulations. In addition, the FDIC has secondary responsibility for the regulation of our subsidiary banks, and it has the authority to terminate the insurance of accounts pursuant to procedures established for that purpose.

Regulatory Restrictions On Payment of Dividends; Capital Adequacy Standards. Most of our cash flow and income is derived from dividends paid to us by our subsidiary banks. Federal laws and OCC regulations prohibit our withdrawal of any portion of our banks’ capital and place certain statutory limitations on the payment of dividends. A national bank’s board of directors may declare dividends of up to the amount of the undivided profits of the bank as the directors deem expedient. However, until the surplus fund of such bank equals its capital stock, no dividends may be declared unless there has been carried to the surplus fund not less than 10% of the bank’s net income of the preceding two consecutive six-month periods in the case of annual dividends. The OCC’s approval is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

The payment of dividends by any national bank is affected by the requirement that banks maintain adequate capital pursuant to the capital adequacy guidelines issued by the OCC. These guidelines provide for a minimum ratio of qualifying total capital, after deductions, to risk-weighted assets of 8.0%. They further provide that capital adequacy is to be considered on a case-by-case basis in view of various qualitative factors that affect a bank or bank holding company’s overall financial condition. For purposes of calculating these ratios, the rules classifying capital as Tier 1 and Tier 2 capital discussed above that apply to us generally apply to our subsidiary banks.

In addition to the foregoing, our ability and the ability of our subsidiary banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvements Act of 1991 (“FDICIA”), as described below.

Prohibitions on Certain Related Transactions. Section 23B of the Federal Reserve Act prohibits member banks, such as our subsidiary banks, their subsidiaries and certain affiliates from engaging in certain transactions, including, for example, loans, with certain affiliates unless the transactions are substantially the same, or at least as favorable to such bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other non-affiliated companies. In the absence of such comparable transactions, any transaction between a member bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies.

Interest Rates and Usury Laws. The National Bank Act allows national banks to charge “interest” at the rate allowed by the state where the bank is located to customers within that state and to customers located outside the state where it is located. The term “interest” in this context is viewed expansively to include many lending charges, as expressed by the OCC in a recently issued Interpretive Letter and a recent United States Supreme Court decision.

Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”) permits interstate banking and branching by national banks on a national level, thereby eliminating geographic barriers. Under the Riegle-Neal Act, the Federal Reserve has the authority to approve an application by an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the home state of such bank holding company. Although state laws may in some ways restrict interstate branching, the Riegle-Neal Act provides that approval by the Federal Reserve generally may be granted without regard to whether such a transaction is prohibited under the laws of either state.

The Riegle-Neal Act contains three main branching provisions which focus on the following issues: interstate banking, interstate branching and interstate branching on a DE NOVO basis. First, with regard to interstate banking, the Riegle-Neal Act essentially provides that a bank holding company may acquire a bank in another state regardless of contrary state law.

Second, federal regulatory agencies will be permitted to approve mergers between insured banks with different home states regardless of contrary state law. Notwithstanding the foregoing, a state may “opt out” of this law by passing legislation which expressly prohibits interstate mergers. If a state does so, it must have enacted the law before June 1, 1997, and the law must apply equally to state and national banks. National banks with their home office in a state where legislation is passed to “opt out” of the Riegle-Neal Act’s interstate branching provisions would be effectively prohibited from participating in any interstate merger. Similarly, banks from outside the state would be prohibited from merging with in-state banks. Under the Riegle-Neal Act, there is a distinction between acquiring an entire bank and a single branch of a bank. The foregoing discussion relates to the acquisition of an entire bank. Under the Riegle-Neal Act, however, if state law expressly allows it, a bank may acquire a single branch of a bank in another state.

The third key provision of the Riegle-Neal Act addresses interstate branching on a DE NOVO basis. This provision permits federal regulators to approve an application by an insured bank to establish and operate a DE NOVO branch in the state in which it has no branches and which is not its home state. For purposes of the Riegle-Neal Act, a DE NOVO branch is defined as a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger or consolidation. However, a state must specifically “opt in” to this section of the Riegle-Neal Act. In order to do so successfully, a state must have passed legislation before June 1, 1997 which specifically permits DE NOVO branching and which is nondiscriminatory as to its application. After June 1, 1997, if a national bank opens a de novo branch in a state which permits de novo branching, the bank then would be able to avail itself of the benefits of banking laws in that state which apply to state-chartered banks, including intrastate banking laws.

Deregulation. There have been significant changes in the banking industry in past years. Many of these changes result from federal legislation intended to deregulate the banking industry. This legislation has, among other things, eliminated interest rate restrictions on time deposit accounts and increased the power of non-banks to expand into traditional banking services.

Future changes in the banking industry may include some modification of prohibitions on the types of businesses in which bank holding companies may engage. In addition, other types of financial institutions, including mutual funds, securities brokerage companies, insurance companies and investment banking firms, have been given, and may continue to be given, powers to engage in activities traditionally engaged in only by banks. Such changes may place us in more direct competition with these other financial institutions.

Monetary Policies. All banks are affected by the credit policies of other monetary authorities, including the Federal Reserve, which regulate the national supply of bank credit. Such regulation influences the overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans and paid on deposits. The Federal Reserve’s monetary policies have had a significant effect on the operating results of commercial banks in the past, and we expect this trend to continue in the future.

Liquidity Requirements. The OCC does not have any specific requirements as to a bank’s liquidity adequacy. Rather, the OCC reviews a number of different factors to determine whether a bank’s liquidity is adequate. These factors include, among other things, the bank’s capital adequacy, its funds management practices, its core deposits, its volatile deposits (generally, deposits that are not insured), its liquid assets and whether the funding meets the needs of the bank.

The Federal Reserve’s Regulation Y does not impose specific liquidity requirements on bank holding companies. However, a key principle underlying the Federal Reserve’s supervision of bank holding companies is that such companies should be operated in a way that promotes the soundness of their subsidiary banks. In this regard, a principal objective of a bank holding company’s funding strategy should be to support capital investments in subsidiaries with capital and long term sources of funds. In addition, a holding company should maintain sufficient liquidity and capital strength to provide assurance that any outstanding debt obligations can be serviced and repaid without adversely affecting the condition of the affiliated bank. There also are special rules limiting the acquisition of debt in connection with the formation of small one-bank holding companies.

Loan Limits to Borrowers. Generally, federal banking laws limit the amount of credit a bank may extend to a single borrower. A national bank is permitted to make loans and extensions of credit to one borrower in an amount up to 15% of the bank’s unimpaired capital and surplus and may loan up to an additional 10% if the additional amount is fully secured by readily marketable collateral.

Standards for Safety and Soundness. The Federal Deposit Insurance Act (“FDIA”), as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OCC, together with the other federal bank regulatory agencies, to prescribe standards of safety and soundness, by regulations or guidelines, relating generally to operations and management, asset growth, asset quality, earnings, stock valuation and compensation. The OCC and the other federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to FDICIA. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the OCC adopted regulations that authorize, but do not require, the OCC to order an institution that has been given notice by the OCC that it is not satisfying the safety and soundness guidelines to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the OCC must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types which an undercapitalized association is subject under the “prompt corrective action” provisions of FDICIA. If an institution fails to comply with such an order, the OCC may seek to enforce its order in judicial proceedings and to impose civil money penalties. The OCC and the other federal bank regulatory agencies have also proposed guidelines for asset quality and earning standards.

Prompt Corrective Action. FDICIA requires the federal banking regulators, including the Federal Reserve and the FDIC, to take prompt corrective action with respect to depository institutions that fall below minimum capital standards and prohibits any depository institution from making any capital distribution that would cause it to be undercapitalized. FDICIA established five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Institutions that are not adequately capitalized may be subject to a variety of supervisory actions, including restrictions on growth, investment activities, capital distributions and affiliate transactions. They also will be required to submit a capital restoration plan which, to be accepted by the regulators, must be guaranteed in part by any company having control of the institution (for example, the company or a stockholder controlling the company). In other respects, FDICIA provides for enhanced supervisory authority, including greater authority for the appointment of a conservator or receiver for critically under-capitalized institutions. The capital-based prompt corrective action provisions of FDICIA and its implementing regulations apply to FDIC-insured depository institutions. However, federal banking agencies have indicated that, in regulating bank holding companies, the agencies may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to the prompt corrective action provisions of FDICIA. Also, under FDICIA, insured depository institutions with assets of $500 million or more at the beginning of a fiscal year must submit an annual report for that year, including financial statements and a management report, to the FDIC, any appropriate federal banking agency and any appropriate bank supervisor. One of our subsidiary banks had assets of $500 million or more at the beginning of fiscal year 2000, and must therefore provide an annual report as required by FDICIA.

As of December 31, 2000, each of our subsidiary banks had capital in excess of the requirements for a “well-capitalized” institution.

Insurance of Deposit Accounts. Under FDICIA, as FDIC-insured institutions, each of our subsidiary banks is required to pay deposit insurance premiums based on the risk posed to the Bank Insurance Fund (“BIF”) or to the extent any deposits are insured by the Savings Association Insurance Fund (“SAIF”) based on the risk posed to the SAIF. The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve statutorily required reserve ratios in the insurance funds and to impose special additional assessments. Each depository institution is assigned to one of three capital groups: “well capitalized,” “adequately capitalized” or “undercapitalized.” Within each capital group, institutions are assigned to one of three supervisory subgroups: “A” (institutions with few minor weaknesses), “B” (institutions which demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the BIF or SAIF, as the case may be), and “C” (institutions that pose a substantial probability of loss to BIF or SAIF, as the case may be, unless effective corrective action is taken.) Accordingly, there are nine combinations of capital groups and supervisory subgroups to which varying assessment rates would be applicable. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. During 2000, our subsidiary banks paid total deposit insurance premiums of $703,000.

Deposit insurance may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Such terminations can only occur, if contested, following judicial review through the federal courts. We do not know any practice, condition or violation that might lead to termination of our deposit insurance.

Community Reinvestment. Under the Housing and Community Development Act of 1977, which included the Community Reinvestment Act of 1977 (the “CRA”), a financial institution has a continuing and affirmative obligation to help meet the credit needs of its entire community, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. However, institutions are rated on their performance in meeting the needs of their communities. Performance is judged in three areas: (a) a lending test, to evaluate the institution’s record of making loans in its assessment areas; (b) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing and programs benefiting low or moderate income individuals and businesses; and (c) a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices. The CRA requires each federal banking agency, in connection with its examination of a financial institution, to assess and assign one of four ratings to the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and savings and loan holding company acquisitions. The CRA also requires that all institutions make public disclosure of their CRA ratings.

Each of our subsidiary banks was assigned at least a “satisfactory” rating as a result of its most-recent CRA examination.

Compliance With Consumer Protection Laws. Our subsidiary banks are subject to many federal consumer protection statutes and regulations, including the CRA, the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act and the Home Disclosure Act. Among other things, these acts:

•	require banks to meet the credit needs of their communities;

•	require banks to disclose credit terms in meaningful and consistent ways;

•	prohibit discrimination against an applicant in any consumer or business credit transaction;

•	prohibit discrimination in housing-related lending activities;

•	require banks to collect and report applicant and borrower data regarding loans for home purchases or improvement projects;

•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;

•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and

•	prescribe possible penalties for violations of the requirements of consumer protection statutes and regulations.

Enforcement Actions. Federal and state statutes and regulations provide financial institution regulatory agencies with great flexibility to undertake an enforcement action against an institution that fails to comply with regulatory requirements, particularly capital requirements. Possible enforcement actions range from imposing a capital plan and capital directive to civil money penalties, cease and desist orders, receivership, conservatorship or the termination of deposit insurance. In 1999, four of our subsidiary banks became subject to memoranda of understanding with the OCC related primarily to the quality of their consumer compliance programs. These memoranda of understanding were subsequently terminated by the OCC in 2000. In 1998 and 1999, three of our smaller subsidiary banks became subject to formal letter agreements with the OCC primarily related to loan underwriting. Two of these formal letter agreements have since been terminated by the OCC. The formal agreement with our Detroit Lakes bank, which has subsequently been merged into our Moorhead bank, remains in place.

Impact of the Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act (the “GLB Act”) which, among other things, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies and securities firms. Also, a bank holding company which meets certain criteria may certify that it satisfies such criteria and become a financial holding company and thereby engage in a broader range of activity than permitted a bank holding company.

The GLB Act imposes new requirements on financial institutions with respect to customer privacy by generally prohibiting disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. The GLB Act directs the federal regulators to promulgate implementing regulations within six months of enactment. The privacy provisions will become effective on July 1, 2001.

We do not believe that the GLB Act will have a material adverse effect upon our operations in the near term. However, to the extent the GLB Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

DESCRIPTION OF THE CAPITAL SECURITIES

This section describes the specific terms of the capital securities that the trust will sell to the public. Because this is a summary, however, you should refer to the declaration of trust, a form which is filed as an exhibit to the registration statement of which this prospectus is a part.

The declaration of trust will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as indenture trustee for the capital securities under the declaration of trust for purposes of complying with the provisions of the Trust Indenture Act. The terms of the capital securities will include those stated in the declaration of trust and those made part of the declaration of trust by the Trust Indenture Act and the Delaware Business Trust Act.

GENERAL

The declaration of trust authorizes the regular trustees to issue, on behalf of the trust, the trust securities, which are comprised of the capital securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The capital securities will represent undivided beneficial interests in the assets of the trust. The capital securities will rank equally, and payments on the capital securities will be made proportionally, with the common securities, except that holders of the capital securities will be entitled to a preference upon an event of default with respect to payment of periodic distributions and amounts payable upon redemption, liquidation or otherwise.

The declaration does not permit the issuance by the trust of any securities other than the trust securities or the incurrence of any indebtedness by the trust.

The property trustee will hold legal title to the junior subordinated debentures purchased by the trust for the benefit of the holders of the trust securities. We guarantee the payment of distributions and the payments upon redemption of the capital securities or liquidation of the trust out of money held by the trust to the extent described under “Description of the Capital Securities Guarantee.” The capital securities guarantee does not cover payment of distributions or the payments upon redemption when the trust does not have sufficient available funds to pay such distributions. In such an event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the junior subordinated debentures or to vote to direct the property trustee to enforce its rights under the junior subordinated debentures of the trust.

Distributions

Source of Distributions. The trust’s funds available for distribution to holders of capital securities will be limited to payments made by us under the junior subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, who will hold the amounts received from our interest payments on the junior subordinated debentures in a property account for the benefit of the holders of the trust securities. If we do not make interest payments on the junior subordinated debentures, the property trustee will not have funds available to pay distributions on the capital securities.

Payment of Distributions. Distributions on the capital securities will be payable at the annual rate of % of the $25 stated liquidation amount per capital security, payable quarterly on January 15, April 15, July 15 and October 15 of each year, to the holders of the trust securities on the relevant record date. The first distribution date for the capital securities will be July 15, 2001. So long as the capital securities are represented by a global security as described below, the record date will be the business day immediately preceding the relevant distribution date. However, if the capital securities are not represented by global securities, we may set a record date that is more than one business day before the distribution date.

Distributions on the capital securities will accrue from the date of issuance and will be cumulative and the amount payable for any period will be computed on the basis of a 360-day year of 12 30-day months. If the distribution day is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment in respect of the delay. “Business day” means any day other than a Sunday, a Saturday or a day on which banking institutions in New York, New York, Wilmington, Delaware or Minneapolis, Minnesota are permitted or required by any applicable law to close.

Accumulated and unpaid distributions will earn additional distributions at an annual rate of ____%, compounded quarterly.

Extension Period. As long as no event of default under the indenture has occurred or is continuing, we may defer the payment of interest on the junior subordinated debentures by extending the interest payment period. However, no extension period may exceed 20 consecutive quarters or extend beyond the maturity of the junior subordinated debentures. If we defer the payment of interest, quarterly distributions on the capital securities will also be deferred during any extension period.

During an extension period, we may not:
•	declare or pay any dividends, other than dividends in the form of capital stock, make distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our other subsidiaries;

•	make, or allow any of our subsidiaries to make, payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with, or junior to, the junior subordinated debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of ours or of any of our subsidiaries if the guarantee ranks equally with, or junior to, the junior subordinated debentures, other than payments under the capital securities guarantee; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period, subject to the above requirements.

We have no current intention of exercising our right to defer distributions on the capital securities by extending the payment period on the junior subordinated debentures.

Redemption

The trust will redeem outstanding capital securities when the junior subordinated debentures are paid, either at maturity or upon early redemption of the junior subordinated debentures. The redemption price is $25 per capital security plus accumulated and unpaid distributions to the date of redemption.

Upon receipt of prior approval by the Federal Reserve, if then required under the applicable capital guidelines or policies of the Federal Reserve, we will have the right to redeem the junior subordinated debentures:

•	in whole at any time, or in part from time to time, on or after ____________, 2006;

•	in whole, but not in part, at any time within 180 days following the occurrence of a tax event, a capital treatment event or an investment company event, which terms we define below; and

•	at any time to the extent of any capital securities we repurchase plus a proportional amount of the common securities we hold.

Upon our repayment or redemption, in whole or in part, of any junior subordinated debentures, the property trustee will apply the proceeds to redeem a like amount of the trust securities, upon 30 to 60 days’ notice, at the redemption price. If less than all of the outstanding capital securities are to be redeemed, the capital securities will be redeemed on a proportional basis.

Tax Event Redemption, Capital Treatment Event Redemption and Investment Company Event Redemption

If a tax event, capital treatment event or investment company event occurs, as described below, and we have received prior approval from the Federal Reserve, if then required under the applicable capital guidelines or policies of the Federal Reserve, we may redeem the junior subordinated debentures in whole, but not in part, causing a mandatory redemption of the trust securities in whole at the redemption price. If such an event occurs and we do not elect to redeem the junior subordinated debentures, or to dissolve the trust and cause the junior subordinated debentures to be distributed to holders of the trust securities, then the capital securities will remain outstanding and additional interest may be payable on the junior subordinated debentures.

“Tax event” means the receipt by the trust of an opinion of an independent tax counsel experienced in such matters stating that, as a result of any amendment to or change in interpretation of any tax laws or regulations, including any announced prospective changes, there is more than an insubstantial risk that:

•	the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income accumulated or received on the junior subordinated debentures;

•	interest payable by us on the junior subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes; or

•	the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties or other governmental charges.

“Capital treatment event” means the receipt by the trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or proposed change in, the laws or regulations of the United States, or as a result of any official or administrative action or judicial decision interpreting such laws or regulations, which amendment or change is effective after the date of issuance of the capital securities under the declaration of trust, there is more than an insubstantial risk that we will not be able to treat the capital securities, or any substantial portion of the capital securities, as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to us.

“Investment company event” means the receipt by the trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act.

If, at any time, a tax event, capital treatment event or investment company event occurs and is continuing, the trust will, except in the limited circumstances described below, be dissolved and the junior subordinated debentures will be distributed to the holders of the trust securities in liquidation of the holders’ interests in the trust on a proportional basis within 180 days. However, such dissolution and distribution will be conditioned on:

•	the trustees’receipt of an opinion of an independent tax counsel experienced in such matters that the holders of the trust securities will not recognize any gain or loss for federal income tax purposes as a result of the dissolution and distribution of junior subordinated debentures; and

•	our inability to avoid a tax event within a 180-day period by taking some ministerial action or pursuing some other reasonable measure that will have no adverse effect on the trust, the holders of the trust securities or us.

Furthermore, if, after receipt of a dissolution tax opinion by the trustees:

•	we have received an opinion of independent tax counsel experienced in such matters that, as a result of a tax event, there is more than an insubstantial risk that we would be precluded from deducting the interest on the junior subordinated debentures for federal income tax purposes, even after the junior subordinated debentures were distributed to the holders of trust securities in liquidation of such holders’interests in the trust; or

•	the trustees are informed by this tax counsel that it cannot deliver a "no recognition" opinion to the trust;

then we may, upon 30 to 60 days’ notice, redeem the junior subordinated debentures, in whole but not in part, for cash within 180 days following the occurrence of the tax event. Following redemption, trust securities with an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures to be redeemed shall also be redeemed by the trust at the redemption price on a proportional basis.

Additional Payments. If the trust is required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority, then we will be required to pay additional amounts on the junior subordinated debentures so that after the trust pays any such taxes, the trust will be in the same position it would have been if it did not have to pay such taxes.

Distribution of Junior Subordinated Debentures. If the junior subordinated debentures are distributed to the holders of the capital securities, we will use our best efforts to cause the junior subordinated debentures to be listed on any national securities exchange or comparable automated quotation system on which the capital securities are listed or admitted for trading.

After the date fixed for any distribution of junior subordinated debentures in exchange for capital securities:

•	those capital securities will no longer be deemed to be outstanding;

•	The Depository Trust Company or its nominee, as the record holder of the capital securities (see “—Book-Entry Only Issuance —The Depository Trust Company”below), will receive a registered global certificate or certificates representing the junior subordinated debentures to be delivered upon distribution; and

•	any certificates representing capital securities not held by The Depository Trust Company or its nominee will be deemed to represent junior subordinated debentures with an aggregate principal amount equal to the aggregate stated liquidation amount of those capital securities, bearing accumulated and unpaid interest in an amount equal to the accumulated and unpaid distributions on the capital securities, until the certificates are presented to us or our agent for transfer or reissuance.

We cannot assure you as to the market prices for the capital securities or the junior subordinated debentures that you may receive in exchange for the capital securities if a dissolution and liquidation of the trust were to occur. Accordingly, the capital securities that you may purchase, or the junior subordinated debentures that you may receive on dissolution and liquidation of the trust, may trade at a discount to the price that you paid to purchase the capital securities.

Redemption of Junior Subordinated Debentures in Exchange for Capital Securities. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem junior subordinated debentures in exchange for any capital securities we may have repurchased in the market. If we elect to surrender any capital securities beneficially owned by us in exchange for redemption of a like amount of junior subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for the junior subordinated debentures.

The common securities we surrender will be in the same proportion to the capital securities we surrender as is the ratio of common securities purchased by us to the capital securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation junior subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the junior subordinated debentures redeemed in exchange will be cancelled.

Redemption Procedures

The trust may not redeem less than all of the outstanding capital securities unless all accumulated and unpaid distributions have been paid on all capital securities for all quarterly distribution periods. Redemptions of the capital securities will be made and the redemption price will be payable on each date of redemption only to the extent that the trust has funds available for the payment of the redemption price.

If the trust gives a notice of redemption of capital securities, which notice will be irrevocable, then, by 12:00 noon, Minneapolis time, on the redemption date, the trust will irrevocably deposit with the depositary, to the extent funds are available, funds sufficient to pay the aggregate redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the capital securities upon surrender of their certificates evidencing the trust securities. If the capital securities are no longer in book entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such capital securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the capital securities.

If notice of redemption has been given and funds deposited as required, then on the date of the deposit, all rights of holders of capital securities called for redemption will cease, except the right to receive the redemption price without interest after the date of redemption. If any date fixed for redemption of capital securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any interest or other payment because of any delay. However, if the next business day falls in the next calendar year, payment will be made on the immediately preceding business day.

If payment of the redemption price for capital securities called for redemption is improperly withheld or refused and not paid either by the trust or by us pursuant to the capital securities guarantee, distributions on the capital securities will continue to accumulate at the then-applicable rate from the original redemption date to the date of payment. In this case, the actual payment date will be considered the date of redemption for purposes of calculating the redemption price.

Payment of the redemption price on the capital securities and any distribution of junior subordinated debentures to holders of capital securities will be made to the applicable recordholders as they appear on the register for the capital securities on the relevant record date. As long as the capital securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

If fewer than all of the outstanding capital securities are to be redeemed, the capital securities will be redeemed proportionately, as described below under “ — Book-Entry Only Issuance — The Depository Trust Company.”

Subject to the foregoing and applicable law, we may at any time purchase outstanding capital securities by tender, in the open market or by private agreement.

Liquidation Distribution Upon Dissolution

In the event of any liquidation, dissolution, winding-up or termination of the trust, holders of the capital securities will be entitled to receive out of the assets of the trust, after satisfaction of liabilities to creditors, distributions equal to the aggregate of the $25 stated liquidation amount per capital security plus accumulated and unpaid distributions, if we receive prior approval from the Federal Reserve, if then required under the applicable capital guidelines or policies of the Federal Reserve. The preceding sentence does not apply if, in connection with the liquidation, junior subordinated debentures in an aggregate stated principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accumulated and unpaid interest equal to accumulated and unpaid distributions on, the capital securities have been distributed on a proportional basis to the holders of the capital securities in exchange for those capital securities.

If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the capital securities will be paid on a proportional basis. The holders of the common securities will be entitled to receive distributions upon any dissolution proportionately with the holders of the capital securities. However, if an event of default has occurred and is continuing, the capital securities will have priority over the common securities with regard to distributions.

Pursuant to the declaration of trust, the trust will terminate on _____________, 2032, the expiration of the term of the trust, or upon:

•	our bankruptcy or the bankruptcy of any other holder of the common securities;

•	the filing of a certificate of dissolution or its equivalent by us or by the holder of the common securities or the filing of a certificate of cancellation for the trust, 90 days after the date of revocation without a reinstatement of the charter, by us or by the holder of the common securities;

•	the distribution of junior subordinated debentures upon the occurrence of a tax event, capital treatment event or an investment company event;

•	the entry of a decree of a judicial dissolution of the trust, us or the holder of the common securities; or

•	the redemption of all the trust securities.

Events of Default

An event of default under the indenture is an event of default under the declaration of trust for the trust securities. However, the holder of the common securities will be deemed to have waived any event of default under the declaration of trust related to the common securities until all events of default under the declaration of trust related to the capital securities have been cured, waived or otherwise eliminated. Until the events of default under the declaration of trust related to the capital securities have been cured, waived or otherwise eliminated, the property trustee will be deemed to be acting solely on behalf of the holders of the capital securities. In that case, the holders of the capital securities will have the right to direct the property trustee regarding matters under the declaration of trust, and therefore the indenture. If the property trustee fails to enforce its rights under the declaration of trust, you may institute a legal proceeding against us to enforce the property trustee’s rights under the declaration of trust and the junior subordinated debentures.

Nevertheless, if we fail to pay interest or principal on the junior subordinated debentures on the date interest or principal is otherwise payable, then you may directly institute a proceeding for enforcement of payment to you of the principal or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the capital securities you hold on or after the due dates specified for the junior subordinated debentures. In connection with such a direct action, we will be subrogated to your rights to the extent of any payment made by us to you. You will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

Upon the occurrence of an event of default under the declaration of trust, the property trustee, as the sole holder of the junior subordinated debentures, will have the right under the indenture to declare the principal of and interest on the junior subordinated debentures to be immediately due and payable. We and the regular trustees are each required to file annually with the property trustee an officer’s certificate as to our compliance with all conditions and covenants under the declaration of trust.

Voting Rights

Except as described below and under “Description of the Capital Securities Guarantee — Modifications of the Guarantee; Assignment,” and as otherwise required by law and the declaration of trust, you will have no voting rights.

If we elect to defer payments of interest on the junior subordinated debentures, you do not have the right to appoint a special representative or trustee or otherwise act to protect your interests.

The holders of a majority of the aggregate liquidation amount of the capital securities have the right, subject to the requirement that the property trustee obtain a tax opinion in the circumstances set forth below, to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or to direct the exercise of any trust or power conferred on the property trustee under the declaration of trust. This includes the right to direct the property trustee, as holder of the junior subordinated debentures, to:

•	exercise the remedies available under the indenture regarding the junior subordinated debentures;

•	waive any past event of default that is waivable the indenture; or

•	exercise any right to rescind or annul a declaration that the principal of all the junior subordinated debentures will be due and payable.

In addition, if we fail to make payments on the junior subordinated debentures when due, taking into account any extension period, you may directly institute a proceeding for enforcement of payment to you of the principal or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of your capital securities on or after the due dates specified for the junior subordinated debentures. With respect to the property trustee’s rights, other than the right to receive payment on the junior subordinated debentures, if the property trustee fails to enforce its rights under the junior subordinated debentures, any record holder of capital securities may, after making a written request to the property trustee to enforce these rights, institute a legal proceeding directly against us without first instituting any legal proceeding against the property trustee or any other person or entity to enforce the property trustee’s rights under the junior subordinated debentures.

The property trustee will notify all holders of the capital securities of any notice of default related to the junior subordinated debentures. The notice will state that the event of default under the indenture also constitutes an event of default under the declaration of trust. Except for directing the time, method and place of conducting a proceeding for a remedy, the property trustee shall not take any of the actions described in the bullet points above unless the property trustee has obtained an opinion of tax counsel to the effect that, as a result of the action, the trust will not fail to be classified as a grantor trust for federal income tax purposes and each holder of trust securities will be treated as owning an undivided interest in the junior subordinated debentures.

If the consent of the property trustee, as the holder of the junior subordinated debentures, is required under the indenture for any amendment, modification or termination of the indenture, the property trustee must request the direction of the holders of the trust securities and must vote on the amendment, modification or termination as directed by a majority in liquidation amount of the trust securities voting together as a single class. However, where a consent under the indenture would require the consent of all the holders, the property trustee may give the consent only at the direction of all the holders of the trust securities outstanding. The property trustee is not obligated to take any action in accordance with the directions of the holders of the trust securities unless it has obtained an opinion of tax counsel to the effect that for federal income tax purposes the trust will not be classified as other than a grantor trust and each holder of trust securities will be treated as owning an undivided interest in the junior subordinated debentures.

A waiver of an event of default under the indenture will constitute a waiver of the corresponding event of default under the declaration of trust.

Any required approval or direction of holders of capital securities may be given at a separate meeting of holders of capital securities convened for that purpose, at a meeting of all of the holders of trust securities or by written consent. The regular trustees will send a notice of any meeting at which holders of capital securities are entitled to vote, or of any matter upon which action by written consent of holders is to be taken, to each holder of record of capital securities. Each notice will include the following information:

•	the date of the meeting or the date by which any such action is to be taken;

•	a description of any resolution proposed for adoption at the meeting on which holders are entitled to vote or of any matter upon which written consent is sought; and

•	instructions for the delivery of proxies or consents.

No vote or consent of the holders of capital securities will be required for the trust to redeem and cancel capital securities or distribute junior subordinated debentures.

Even though holders of capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that we own directly or indirectly at that time will not be entitled to vote or consent and will, for purposes of the vote or consent, be treated as if they were not outstanding.

Holders of the capital securities will have no rights to appoint or remove the regular trustees, who may be appointed, removed or replaced solely by us as the holder of all of the common securities. See “ — Book-Entry Only Issuance — The Depository Trust Company” for a description of the procedures by which holders of capital securities may exercise their voting rights.

Modification of the Declaration of Trust

The declaration of trust may be modified and amended if approved by a majority of the regular trustees, and in certain circumstances, the property trustee. However, if any proposed amendment provides for, or the regular trustees otherwise propose, either:

•	any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by amendment to the declaration of trust or otherwise; or

•	the dissolution, winding-up or termination of the trust other than under the terms of the declaration of trust;

then the holders of the trust securities voting together as a single class will be entitled to vote on the amendment or proposal, which will not be effective except with the approval of at least a majority in liquidation amount of the trust securities affected by the amendment. Furthermore, each holder of capital securities must consent to any reduction in the principal amount, reduction in the distribution rate, a change in the payment dates or a change in maturity of the capital securities. If any amendment or proposal referred to in the first bullet point above would adversely affect only the capital securities or the common securities, then only the affected class will be entitled to vote on the amendment or proposal, which will not be effective except with the approval of a majority in liquidation amount of the class of trust securities.

Nevertheless, no amendment or modification may be made to the declaration of trust if it would:

•	cause the trust to be classified for federal income tax purposes as other than a grantor trust;

•	reduce or otherwise adversely affect the powers of the property trustee; or

•	cause the trust to be deemed an “investment company”required to be registered under the Investment Company Act of 1940.

Mergers, Consolidations or Amalgamations

The trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body, except as described below. The trust may, with the consent of the regular trustees and without the consent of the holders of the trust securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

•	the successor entity either:

—	expressly assumes all of the obligations of the trust under the trust securities, or

—	substitutes for the trust securities other securities having substantially the same terms as the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon redemption, liquidation and otherwise;

•	we expressly acknowledge a trustee of the successor entity possessing the same powers and duties as the property trustee as the holder of the junior subordinated debentures;

•	the capital securities or any successor securities are listed or will be listed upon notification of issuance on any national securities exchange or comparable automated quotation system on which the capital securities are listed or admitted for trading;

•	the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect other than any dilution of the holder’s interest in the new entity;

•	the merger, consolidation, amalgamation or replacement does not cause the capital securities to be downgraded by any nationally recognized statistical organization;

•	the successor entity has a purpose identical to that of the trust;

•	prior to the merger, consolidation, amalgamation or replacement, we have received an opinion of a nationally recognized independent counsel to the trust experienced in such matters to the effect that:

—	the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect other than any dilution of the holders’interest in the new entity, and

—	following the merger, consolidation, amalgamation or replacement, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940; and

•	we own all of the common securities of the successor entity and we guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the capital securities guarantee, indenture and declaration of trust.

Nevertheless, the trust will not, except with the consent of holders of 100% in liquidation amount of the trust securities, enter into any transaction or permit any other entity to consolidate, amalgamate, merge with or into or replace it, if the transaction would cause the trust or the successor entity to be classified as other than a grantor trust for federal income tax purposes.

Book-entry Only Issuance —the Depository Trust Company

Overview. The capital securities will be represented by a single global certificate that will be deposited with and registered in the name of The Depository Trust Company, New York, New York (“DTC”), or its nominee. This means that the trust will not issue certificates to you for the capital securities. The global certificate will be issued to DTC which will keep a computerized record of its participants, for example, a broker, whose clients have purchased capital securities. Each participant will then keep a record of its clients. Unless the global security is exchanged in whole or in part for a certificated security, a global certificate may not be transferred. However, DTC, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in a global certificate will be shown on, and transfers of the global certificate will be made only through, records maintained by DTC and its participants. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant’s accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

DTC has advised us and the trust that DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

Purchases under the DTC System. When you purchase capital securities through the DTC system, the purchases must be made by or through a direct participant who will receive credit for the capital securities on DTC’s records. Because you actually own the capital security, you are the beneficial owner. Your ownership interest will be recorded only on the direct or indirect participant’s records. DTC has no knowledge of your individual ownership of the capital securities. DTC’s records show only the identity of the direct participants and the amount of the capital securities held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers, like you.

Payments Under the DTC System. The property trustee will wire payments on the capital securities to DTC’s nominee. We, the trust and the property trustee will treat DTC’s nominee as the owner and holder of the global certificate representing capital securities for all purposes. Accordingly, we, the trust and the property trustee will have no direct responsibility or liability to pay amounts due on the global certificate to you or any other beneficial owners in the global certificate.

Any redemption notices will be sent by us and the trust directly to DTC, who will in turn inform the direct participants, who will then contact you as beneficial owner. If less than all of the capital securities are being redeemed, DTC’s practice is to choose by lot the amount of the interest of each direct participant to be redeemed. The direct participant will then use an appropriate method to allocate the redemption among its beneficial owners, like you.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation of redemption amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global certificate as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with capital securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as in the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants, the property trustee, us or the trust, and not DTC.

Same-Day Settlement and Payment

Settlement for the capital securities will be made by the underwriters in immediately available funds. We will make all distributions and redemption or liquidation payments in immediately available funds. The capital securities will trade in DTC’s settlement system and, therefore, DTC will require secondary-trading activity in the capital securities to be settled in immediately available funds.

Paying Agent

If the capital securities do not remain in book-entry only form, the following provisions apply:

•	the property trustee will act as paying agent and may designate an additional or substitute paying agent at any time;

•	we may set a record date that is more than one business day before the distribution date;

•	registration of transfers of capital securities will be effected without charge by or on behalf of the trust, but upon payment, with the giving of any indemnity as the trust or we may require, of any tax or other government charges that may be imposed in connection with the transfer; and

•	the trust will not be required to register the transfer of capital securities after they have been called for redemption.

Information Concerning the Property Trustee

The property trustee, prior to a default related to the trust securities and after the curing of any defaults that may have occurred, will perform only those duties specified in the declaration of trust. After a default, the property trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

Subject to the foregoing, the property trustee is under no obligation to exercise any of the powers vested in it by the declaration of trust at the request of any holder of capital securities unless offered reasonable indemnity by the holder against the costs, expenses and liabilities that might be incurred. The holders of capital securities will not be required to offer an indemnity if they direct the property trustee to take any action it is empowered to take under the declaration of trust following an event of default under the declaration of trust.

The property trustee also serves as trustee under the capital securities guarantee.

Governing Law

The declaration of trust and the capital securities will be governed by Delaware law.

Miscellaneous

The regular trustees are authorized and directed to operate the trust so that the trust will not be required to register as an “investment company” under the Investment Company Act of 1940 or characterized as other than a grantor trust for federal income tax purposes. We are authorized and directed to conduct our affairs so that the junior subordinated debentures will be treated as indebtedness of ours for federal income tax purposes.

We and the regular trustees are authorized to take any action, consistent with applicable law, the declaration of trust or our Articles of Incorporation, that we and the regular trustees determine to be necessary or desirable for these purposes.

Holders of the capital securities have no preemptive rights.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

This section describes the general terms of our junior subordinated debentures. The junior subordinated debentures will be issued under the indenture between us and the Wilmington Trust Company, the terms of which have also been summarized in this section. We have filed the form of the indenture as an exhibit to the registration statement. You should review the indenture for additional information before you buy any capital securities.

General

The junior subordinated debentures will be issued as unsecured subordinated debt under the indenture. The junior subordinated debentures are not subject to a sinking-fund provision. The entire principal amount of the junior subordinated debentures will mature and become due, together with any accumulated interest, on ____________, 2031. We may shorten this date once at any time to any date on or after ____________, 2006, subject to the prior approval of the Federal Reserve, if required by law or regulation.

We will give notice to the indenture trustee and the holders of the junior subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until on or after ____________, 2006, except if (a) a tax event, an investment company event or a capital treatment event has occurred, or (b) we purchase capital securities in the market, in which case we can elect to redeem junior subordinated debentures specifically in exchange for a like amount of capital securities owned by us plus a proportionate amount of common securities.

The indenture does not contain any provision that affords holders of the junior subordinated debentures protection in the event of a highly leveraged transaction involving us.

Junior subordinated debentures will be our direct obligations, will be unsecured, will rank equally with our existing or future trust securities and will be subordinated to all of our existing and future debt. See “ — Subordination” below.

The distribution rate and dates and the other payment dates for the capital securities issued by the trust will correspond to the interest rate and dates and the other payment dates on the junior subordinated debentures issued to the trust, which will be the trust’s sole assets.

If the trust is dissolved, then the trust may distribute junior subordinated debentures pro rata to the holders of the trust securities.

Interest

The junior subordinated debentures accumulate interest at the annual rate of ___% from the date of issuance, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on July 15, 2001. The amount of interest payable for any period will be computed on the basis of a 360-day year of 12 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month.

Interest is payable to the person in whose name the junior subordinated debentures are registered at the close of business on the business day preceding the interest payment date. If the junior subordinated debentures are not represented by global securities, we may set a record date that is more than one business day before the interest payment date. If any interest payment date is not a business day, then payment will be made on the next day that is a business day. If the next business day is in the next calendar year, however, the payment will be made on the preceding business day.

Option to Extend Interest Payment Period

We may, at one or more times during the term of the junior subordinated debentures, defer interest payments for a period not exceeding 20 consecutive quarters or extending beyond the maturity date of the junior subordinated debentures. At the conclusion of any deferral period, we will pay all accumulated interest on the junior subordinated debentures, compounded quarterly. Upon the termination of any deferral period and the payment of all amounts then due on the junior subordinated debentures, we may commence a new deferral period, subject to the limitations discussed in this section. We have no present intention of exercising our right to defer payments of interest on the junior subordinated debentures.

Either we or the property trustee under the indenture will give notice to holders of capital securities of our initiation of a deferral period at least two business days before the earlier of:

•	the date on which distributions on the capital securities are payable; or

•	the date on which the regular trustees are required to give notice to AMEX or to holders of the capital securities of the record date or of the date on which the distribution is payable.

During any deferral period, we may not take any of the following actions:

•	declare or pay any dividends, other than dividends in the form of capital stock, make distributions on, or redeem, purchase or acquire or make a liquidation payment with respect to any of our capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than a payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make, or allow any of our subsidiaries to make, any payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with, or junior to, the junior subordinated debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of ours or of any of our subsidiaries if the guarantee ranks equally with or junior to the junior subordinated debentures, other than payments under the guarantee; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Interest

If at any time the trust is required to pay any taxes or other governmental charges, other than withholding taxes, imposed by the United States or any other taxing authority, then we will pay as additional interest such additional amounts as may be required so that the net amounts retained by the trust after paying any such taxes or charges will not be less than the amounts the trust would have received had no such taxes or other charges been imposed.

Optional Redemption

If we have received prior approval from the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, we may redeem the junior subordinated debentures, in whole or in part, on or after _____________, 2006, in whole at any time in certain circumstances upon the occurrence of a tax event, capital treatment event or investment company event as described under

“Description of the Capital Securities-Tax Event Redemption, Capital Treatment Event Redemption and Investment Company Event Redemption” or at any time to the extent of any capital securities we purchase, plus a proportionate amount of the common securities we hold. Any optional redemption will be upon 30 to 60 days’ notice and will be at a redemption price equal to 100% of the principal amount to be redeemed plus accumulated interest to the redemption date. If a partial redemption of the junior subordinated debentures would result in the delisting of the capital securities from AMEX, then we may redeem the junior subordinated debentures in whole.

Payment; Transfer

Generally, payment of principal and interest on the junior subordinated debentures will be made at the office of the indenture trustee in Wilmington, Delaware. Even though we will designate a place of payment, we may elect to pay any interest on the junior subordinated debentures by mailing a check to the person listed as the owner or wire transfer to an account maintained by the person listed as the owner in the register of holders of the junior subordinated debentures. There will be no service charge for any registration of transfer or exchange of the junior subordinated debentures, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the junior subordinated debentures.

Covenants

For as long as the trust securities remains outstanding, we will:

•	directly or indirectly maintain 100% ownership of the trust’s common securities, except that any of our permitted successors under the indenture may become the sole owner of the common securities;

•	not voluntarily terminate, wind up or liquidate the trust without the prior approval of the Federal Reserve, if required by law or regulation;

•	use reasonable efforts to cause the trust to remain a statutory business trust, except in connection with the distribution of junior subordinated debentures to the holders of trust securities in liquidation of the trust, the redemption of all of the trust securities or certain mergers, consolidations or amalgamations, each as permitted by the declaration of trust;

•	use reasonable efforts to cause the trust to continue to be classified as a grantor trust for United States federal income tax purposes;

•	use our reasonable efforts to maintain the eligibility of the capital securities for inclusion, quotation or listing on the AMEX or any other national securities exchange or other organization for as long as the capital securities are outstanding; and

•	not issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are senior in right of payment to the junior subordinated debentures.

In addition, we have covenanted that if any of the following events has occurred:

•	any event that would constitute an event of default;

•	we are in default with respect to our payment of any obligations under the capital securities guarantee relating to the trust; or

•	we have given notice of our election to defer payments of interest on the junior subordinated debentures and the deferral period is continuing,

then we may not take any of the following actions:
•	declare or pay dividends, other than in the form of capital stock, make distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to any of our capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than a payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

make,	or allow any of our subsidiaries to make, any payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with, or junior to, the junior subordinated debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the junior subordinated debentures, other than payments under the guarantee; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

Distribution Upon Liquidation

As described under “Description of the Capital Securities — Liquidation Distribution Upon Dissolution,” under certain circumstances and with the Federal Reserve’s approval, the junior subordinated debentures may be distributed to the holders of the capital securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If distributed to the holders of capital securities, the junior subordinated debentures will be issued in the form of one or more global securities, and DTC will act as the depository. We anticipate that the depositary arrangements for the junior subordinated debentures would be almost identical to those in effect for the capital securities. If a distribution upon liquidation occurs, there can be no assurance as to the market price of the junior subordinated debentures.

Subordination

The junior subordinated debentures rank equally with any trust securities we have and may issue and are subordinate to all our existing and future debt, other than the trust securities, unless any such obligations are specifically subordinated. If we default in the payment of any principal, premium or interest on any debt to which junior subordinated debentures are subordinated when they become due, then no payment may be made or agreed to be made for principal, premium or interest on the junior subordinated debentures or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the junior subordinated debentures until the default has been cured, waived or ceased to exist.

The term "debt" includes the following:
•	the principal and interest on our indebtedness for money borrowed and indebtedness evidenced by securities or other similar instruments issued by us, other than junior subordinated debentures and trust securities;

•	capital lease obligations;

•	obligations issued or assumed as the deferred purchase price of property, conditional sale obligations and obligations under any title-retention agreement, but excluding trade accounts payable arising in the ordinary course of business;

•	obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	obligations of the type referred to above of other entities for which we are responsible or liable as obligor, guarantor or otherwise; and

•	obligations of the type referred to above of other entities secured by any lien on any of our properties or assets.

As of December 31, 2000, after giving pro forma effect to the Branch Acquisition, this offering of capital securities, the proceeds of additional borrowing under our revolving credit facility anticipated to be incurred in connection with the Branch Acquisition and the proceeds of trust preferred capital securities issued in February 2001, our aggregate outstanding indebtedness and other liabilities to which the junior subordinated debentures would have been subordinated would have been approximately $4.6 billion, including deposits of approximately $3.9 billion.

If any of the following events occurs:

•	the insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

•	a proceeding for our liquidation, dissolution or other winding up, whether or not involving insolvency or bankruptcy proceedings;

•	an assignment by us for the benefit of our creditors; or

•	any other marshalling of our assets,

then all debt, including any interest accumulating on the debt accruing after the commencement of any such proceeding, will first be paid in full before any payment may be made on account of the principal of or interest on the junior subordinated debentures.

In such an event, any payment of the principal of or interest on the junior subordinated debentures which would otherwise, but for the subordination provisions, be payable in respect of the junior subordinated debentures, will be paid directly to the holders of debt in accordance with the priorities then existing among the holders until all debt, including any interest accumulating on the debt after the commencement of any such proceeding, has been paid in full.

After the payment in full of all sums owing with respect to debt, the holders of junior subordinated debentures, together with the holders of any of our obligations ranking equally with the junior subordinated debentures, will be repaid from our remaining assets before any payment, whether in cash, property or otherwise, may be made on account of any capital stock or our obligations ranking junior to the junior subordinated debentures and those other obligations. Due to this subordination, if we become insolvent, holders of debt may receive more, ratably, and holders of the junior subordinated debentures may receive less, ratably, than our other creditors. Subordination does not prevent the occurrence of any event of default in respect of the junior subordinated debentures.

The indentures may be modified as provided under “ — Modification and Waiver” below, but no modification may, without the consent of the holders of all debt outstanding, modify any of the provisions of the indenture relating to the subordination of junior subordinated debentures and any related coupons in a manner adverse to the debt holders.

Events of Default

If any event of default occurs and is continuing, the property trustee, as the holder of the junior subordinated debentures, will have the right to declare the principal of and the interest on the junior subordinated debentures to be immediately due and payable and to enforce its other rights as a creditor with respect to the junior subordinated debentures.

There is no right to accelerate the payment of principal of the junior subordinated debentures upon a default in the payment of principal or interest on the junior subordinated debentures or in the performance of any covenant in the indenture. If a default occurs in the payment of principal or interest on the junior subordinated debentures or in the performance of any covenant in the indenture, the trustee, subject to certain conditions, may institute judicial proceedings to enforce payment or to obtain the performance of the covenant.

When the junior subordinated debentures are issued to the trust by us in connection with the issuance of the trust securities by the trust and there has occurred one of the following:

•	any event that would constitute an event of default under the indenture including:

—	the default in payment of principal of or premium on any junior subordinated debt securities when due;

—	the default for 30 days in payment of interest on any junior subordinated debt security when due; or

—	certain events of bankruptcy involving us.

•	we are in default with respect to our payment of any obligations under our capital securities guarantee; or

•	we give notice of our election to defer payments of interest on the junior subordinated debentures by extending the interest payment period, if we are allowed to do so under the terms of the capital securities, and that period, or any extension of it, is continuing, then we may not:
•	declare or pay dividends, other than stock dividends, on, make distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to any of our capital stock or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than a payment of dividends or distributions to us or to any of our direct or indirect subsidiaries; or

•	make, or allow any of our subsidiaries to make, any payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with, or junior to, the junior subordinated debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of ours or of any of our subsidiaries if the guarantee ranks equally with or junior to the junior subordinated debentures, other than payments under the capital securities guarantee; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

An event of default with respect to the junior subordinated debentures will also include the dissolution, winding-up or other termination of the trust, unless the termination is in connection with any of the following:

•	the distribution of the junior subordinated debentures to holders of the trust securities in liquidation of their interests in the trust;

•	the redemption of all of the outstanding trust securities; or

•	certain mergers, consolidations or amalgamations as permitted by the declaration of trust.

An event of default with respect to the junior subordinated debentures also constitutes an event of default with respect to the capital securities. In certain circumstances, the holders of the capital securities have the right to direct the property trustee to exercise its rights as the holder of the junior subordinated debentures. Nevertheless, if we fail to make payments on the junior subordinated debentures when due, you may directly institute a proceeding for enforcement of payment to you directly of the principal of or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of your capital securities. You will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

We are required to file annually with each trustee an officers’ certificate concerning the absence of certain defaults under the indenture. The indenture provides that if an event of default has occurred and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding junior subordinated debentures may declare the principal of all the junior subordinated debentures, or in the case of original issue discount securities, the portion of the principal amount thereof as specified in their terms, to be due. In certain cases, the holders of a majority in principal amount of the outstanding junior subordinated debentures may, on behalf of the holders of all junior subordinated debentures, waive any past default, except a default in payment of the principal, premium or interest on the junior subordinated debentures or a default of a term of the indenture that may not be modified without the consent of all the holders of the junior subordinated debentures or coupons affected.

The indenture entitles the trustee, subject to its duty during default to act with the required standard of care, to be indemnified by the holders of the junior subordinated debentures before exercising any right or power under the indenture at the request of the holders. The indenture provides that no holder of any junior subordinated debentures may institute any proceeding to enforce the indenture, except if the trustee fails for 60 days to act after it is given notice of default, a request to enforce the indenture by the holders of not less than 25% in aggregate principal amount of the outstanding junior subordinated debentures, and an offer of reasonable indemnity. This provision will not prevent any holder of junior subordinated debentures or any related coupons from enforcing payment of the principal and interest on the junior subordinated debentures at the applicable due dates. The holders of a majority in aggregate principal amount of the outstanding junior subordinated debentures issued under the indenture may direct the time, method and place of conducting any proceedings for any remedy available to the trustee or for exercising any trust or power conferred on it with respect to the junior subordinated debentures. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that would be unjustly prejudicial to holders not joining the direction.

The indenture provides that the trustee will give the holders of junior subordinated debentures notice of a default if not cured or waived, but, except in the case of a default in the payment of principal or interest on the junior subordinated debentures, the trustee is protected in withholding notice if it determines in good faith that the withholding of the notice is in the interest of the holders of the junior subordinated debentures.

Consolidation, Merger, or Sale of Assets

The indenture generally permits a consolidation or merger between us and another corporation. The indenture also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. Specifically, these transactions are permitted if:

•	the resulting or acquiring corporation assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the junior subordinated debentures and the performance of the covenants in the indenture;

•	immediately after the transaction, no event of default exists; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel stating that the transaction complies with the indenture.

If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets in compliance with the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor corporation may exercise our rights and powers under the indenture, in our name or in its own name, and, except in the case of a lease of all or substantially all of our properties, we will be released from all our liabilities and obligations under the indenture and under the junior subordinated debentures.

Modification and Waiver

Under the indenture, certain of our rights and obligations and certain of the rights of holders of the junior subordinated debentures may be modified and supplemental indentures may become effective with the consent of the holders of a majority in aggregate principal amount of the outstanding junior subordinated debentures affected by the modification or amendment. But the following modifications will not be effective against any holder without the holder’s consent:

•	an extension of the stated maturity date of any payment of principal or interest;

•	a reduction in certain payments due on the junior subordinated debentures;

•	a change in the place of payment or type of currency in which any payment on the junior subordinated debentures is payable;

•	a limitation of the holder’s right to sue us for the enforcement of certain payments due on the junior subordinated debentures; and

•	a modification of any of the foregoing requirements or a reduction in the percentage of outstanding junior subordinated debentures required to waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture.

Under the indenture, the holders of a majority in aggregate principal amount of the outstanding junior subordinated debentures may, on behalf of all holders of the securities:

•	waive compliance by us with certain restrictive covenants; and

•	waive any past default, except:

—	a default in the payment of the principal of or any premium or interest on any junior subordinated debentures; or

—	a default under any provision of the indenture that itself cannot be modified without the consent of the holders of each outstanding junior subordinated debentures.

Enforcement of Your Rights

If we do not make interest or other payments on the junior subordinated debentures when due, then the declaration of the trust provides a mechanism whereby the holders of the capital securities may direct the property trustee to enforce the property trustee’s rights under the junior subordinated debentures. If the property trustee does not enforce those rights, then any holder of capital securities may institute a legal proceeding against us to enforce the property trustee’s rights under the junior subordinated debentures without first instituting any legal proceeding against the property trustee or any other entity. In addition, if we fail to pay interest or principal on the junior subordinated debentures when due, then, under the indenture, you may directly institute a proceeding for enforcement of a payment to you of the principal of or interest on junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of your capital securities.

Book-Entry and Settlement

If junior subordinated debentures are distributed to holders of capital securities in connection with the dissolution, winding-up or liquidation of the trust as a result of the occurrence of a tax event, a capital treatment event or an investment company event, the junior subordinated debentures will be issued in the form of one or more global certificates registered in the name of a depositary or its nominee.

Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of junior subordinated debentures in definitive form and will not be considered the holders of the junior subordinated debentures for any purpose under the indenture. Accordingly, each beneficial owner of junior subordinated debentures must rely on the procedures of the depositary and the bank, broker, dealer or other entity through which he or she owns an interest in the junior subordinated debentures to exercise any rights of a holder under the indenture.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a global security.

Under certain limited circumstances, junior subordinated debentures may be issued in certificated form. If junior subordinated debentures are issued in certificated form, they will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below. If junior subordinated debentures are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registrable, and junior subordinated debentures will be exchangeable at the corporate trust office of the indenture trustee in Wilmington, Delaware. At our option, however, payment of interest may be made by check mailed to the address of the holder entitled to the payment or by wire transfer to an account designated by the holder. Notwithstanding the foregoing, so long as the holder of any junior subordinated debentures is the property trustee, the payment of principal and interest on the junior subordinated debentures held by the property trustee will be made as designated by the property trustee.

The Depositary

If junior subordinated debentures are distributed to holders of capital securities, DTC will act as depositary for the junior subordinated debentures. For a description of DTC and the specific terms of the depositary arrangements, see “Description of the Capital Securities — Book-Entry Only Issuance — The Depository Trust Company.” We may appoint a successor to DTC or any successor depositary if DTC or such successor depositary is unable or unwilling to continue as the depositary.

Neither we nor the trust, the indenture trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Discontinuance of the Depositary’s Services

A global security is exchangeable for junior subordinated debentures registered in the names of persons other than the depositary or its nominee only in the following circumstances:

•	the depositary notifies us that it is unwilling or unable to continue as the depositary for the global security and no successor depositary is appointed;

•	the depositary ceases to be a clearing agency registered under the Exchange Act and no successor depositary is appointed;

•	we, in our sole discretion, determine that the global security is so exchangeable; or

•	there shall have occurred an event of default with respect to the junior subordinated debentures.

Satisfaction and Discharge

If we deposit funds with the indenture trustee that are sufficient to pay and discharge the junior subordinated debentures at a time when the junior subordinated debentures are due and payable or will be within one year, the indenture will no longer be in effect. Despite this satisfaction and discharge, we will continue to have an obligation to pay other sums due pursuant to the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.

Governing Law

The indenture and the junior subordinated debentures will be governed by and construed in accordance with Minnesota law.

DESCRIPTION OF THE CAPITAL SECURITIES GUARANTEE

We will deliver the capital securities guarantee for your benefit at the same time the capital securities are issued. The capital securities guarantee will be qualified as an indenture under the Trust Indenture Act, and Wilmington Trust Company will act as the guarantee trustee under the capital securities guarantee.

We have summarized all of the material terms of the capital securities guarantee in this section. We have also filed the form of capital securities guarantee as an exhibit to the registration statement. You should review the form of capital securities guarantee for additional information before you buy any capital securities.

General

We agree to pay, to the extent set forth in this prospectus, in full to the holders of the capital securities the guarantee payments, as described below, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert.

The following payments and distributions with respect to the capital securities are called the “guarantee payments” and, to the extent not paid or made by the trust, are subject to the capital securities guarantee:

•	any accumulated and unpaid distributions that are required to be paid on the capital securities, but only to the extent that the trust has funds available for those distributions;

•	with respect to capital securities called for redemption by the trust, the redemption price, including all accumulated and unpaid distributions to the redemption date, but only to the extent that the trust has funds available for payment of the redemption price; and

•	upon a dissolution, winding-up, or termination of the trust, other than in connection with the distribution of junior subordinated debentures to the holders of capital securities or the redemption of all of the trust’s capital securities, the lesser of:

—	the aggregate of the liquidation amount of, and all accumulated and unpaid distributions on, the capital securities to the date of payment, but only to the extent the trust has funds available for the payment; or

—	the amount of assets of the trust remaining available for distribution to holders of the capital securities in liquidation of the trust.

Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of capital securities or by causing the trust to pay those amounts to the holders.

The capital securities guarantee is a guarantee, on a subordinated basis, of the guarantee payments from the time of issuance, but the capital securities guarantee only applies to distributions to the extent the trust has funds available for those distributions. If we do not make interest payments on the junior subordinated debentures purchased by the trust, then the trust will not pay distributions on the capital securities and will not have funds available for those distributions.

Covenants

Under the capital securities guarantee, if there has occurred any event that constitutes an event of default under the capital securities guarantee or the declaration of trust and that event is continuing, then, so long as any capital securities issued by the applicable trust remain outstanding, we may not:

•	declare or pay dividends, other than in the form of capital stock, make distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to any of our capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than a payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make, or allow any of our subsidiaries to make, any payment on or repay, repurchase or redeem any debt securities issued by us that rank equally with, or junior to, the junior subordinated debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any other guarantee by us of any other debt securities of ours or of any of our subsidiaries if the guarantee ranks equally with or junior to the junior subordinated debentures, other than payments under the capital securities guarantee; or

•	redeem, purchase or acquire less than all of the junior subordinated debentures or any of the capital securities.

Modifications of the Guarantee; Assignment

Except for changes that do not adversely affect the rights of holders of capital securities, in which case no vote will be required, the capital securities guarantee may be amended only with the prior approval of the holders of a majority in aggregate liquidation amount of the capital securities then outstanding. All guarantees and agreements contained in the capital securities guarantee will be binding our successors, assigns, receivers, trustees and representatives.

Events of Default

An event of default under the capital securities guarantee will occur upon our failure to make any required guarantee payments. The holders of a majority in aggregate liquidation amount of the capital securities may direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in connection with the capital securities guarantee and may direct the exercise of any trust or power conferred upon the guarantee trustee under the capital securities guarantee.

The capital securities guarantee constitutes a guarantee of payment and not of collection. If we fail to make the guarantee payments when required, holders of capital securities may directly institute a proceeding against us for enforcement of their right to receive those payments under the capital securities guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other entity.

We are required to provide annually to the guarantee trustee a statement as to our performance of certain obligations under the guarantee and as to any default in that performance.

Information Concerning the Guarantee Trustee

The guarantee trustee, before the occurrence of a default with respect to the capital securities guarantee and after curing all defaults that may have occurred, will perform only those duties as are specifically set forth in the capital securities guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those obligations, the guarantee trustee is under no additional obligation to exercise any of the powers vested in it by the capital securities guarantee at the request of any holder of capital securities, unless it is offered reasonable indemnity against the costs and liabilities that might be incurred in such a situation.

Termination

The capital securities guarantee will terminate as to the capital securities upon the following events:

•	full payment of the redemption price of all trust securities, including all distributions payable to the redemption date;

•	distribution of the junior subordinated debentures held by the trust to the holders of the capital securities; or

•	full payment of the amounts payable in accordance with the declaration of trust upon liquidation of the trust.

Status of the Guarantee

The capital securities guarantee constitutes our unsecured obligation that ranks:

•	junior to all of our other liabilities; and

•	senior to our capital stock and any guarantee issued by us in respect of any capital stock of any of our affiliates.

The terms of the capital securities provide that each holder of capital securities, by acceptance thereof, agrees to the subordination provisions and other terms of the capital securities guarantee.

Governing Law

The capital securities guarantee is governed by Minnesota law.

EFFECT OF OBLIGATIONS UNDER THE JUNIOR SUBORDINATED DEBENTURES
AND THE CAPITAL SECURITIES GUARANTEE

The sole purpose of the trust is to issue the trust securities evidencing undivided beneficial interests in the assets of the trust, to invest the sale proceeds in the junior subordinated debentures and to engage in only those activities necessary or incidental thereto.

As long as payments of interest and other payments are made when due on the junior subordinated debentures, the payments will be sufficient to cover distributions and payments due on the trust securities, primarily because:

•	the aggregate principal amount of junior subordinated debentures will be equal to the aggregate stated liquidation amount of the trust securities;

•	the interest rate and the interest and other payment dates on the junior subordinated debentures will match the distribution rate and distribution and other payment dates for the capital securities;

•	we will pay all, and the trust will not be obligated to pay, directly or indirectly, any costs and expenses of the trust; and

•	the declaration of trust provides that the regular trustees will not cause or permit the trust to engage in any activity inconsistent with the purposes of the trust.

Payments of distributions, to the extent funds are available, and other payments due on the capital securities, to the extent funds are available, are guaranteed by us as described in “Description of the Capital Securities Guarantee.” If we do not make interest payments on the junior subordinated debentures purchased by the trust, the trust will not have sufficient funds to pay distributions on the capital securities. The capital securities guarantee will not apply to the payment of distributions and other payments on the capital securities unless the trust has sufficient funds to make those distributions or other payments.

If we fail to make payments on the junior subordinated debentures when due, taking into account any extension period, a record holder of capital securities may institute a proceeding directly against us for enforcement of payment to the holder of the principal of or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the capital securities of the holder on or after the respective due dates specified in the junior subordinated debentures. In connection with such a direct action, we will be subrogated to the rights of the holder of capital securities under the declaration of trust to the extent of any payment made by us to the holder of capital securities. If an event of default occurs and is continuing, the declaration of trust provides a mechanism whereby the holders of the capital securities, using the procedures described in “Description of the Capital Securities — Voting Rights,” may direct the property trustee to enforce its rights under the junior subordinated debentures. If, with respect to payments other than principal and interest payments on the junior subordinated debentures, the property trustee fails to enforce its rights under the junior subordinated debentures, you may institute a legal proceeding directly against any person to enforce your rights under the junior subordinated debentures without first instituting any legal proceeding against the property trustee or any other person or entity.

If we fail to make payments to holders of capital securities under the capital securities guarantee, the holder of the capital securities may institute a legal proceeding directly against us.

Our obligations under the declaration of trust, the capital securities guarantee, the junior subordinated debentures and the indenture, taken together, constitute a full and unconditional guarantee by us of payments due on the capital securities.

FEDERAL INCOME TAX CONSEQUENCES

General

The following summary of the material federal income tax considerations that may be relevant to the purchasers of capital securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Winthrop & Weinstine, P.A., tax counsel to us and the trust. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time and with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of capital securities may differ from the treatment described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of capital securities. Moreover, the discussion generally focuses on holders of capital securities who are individual citizens or residents of the United States or trusts and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States and who acquire capital securities on their original issue at their initial offering price and hold capital securities as capital assets. The discussion has only limited application to dealers in securities, corporations, partnerships or nonresident aliens and does not address the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the capital securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of capital securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the capital securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor’s own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of capital securities.

Classification of the Junior Subordinated Debentures

Based on the opinion of tax counsel for us and the trust, we intend to take the position that the junior subordinated debentures will be classified for federal income tax purposes as our indebtedness under current law, and, by acceptance of a preferred security, each holder covenants to treat the junior subordinated debentures as indebtedness and the capital securities as evidence of an indirect beneficial ownership interest in the junior subordinated debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service (the “IRS”) or, if challenged, that it will be sustained. The remainder of this discussion assumes that the junior subordinated debentures will be classified for federal income tax purposes as our indebtedness.

Classification of the Trust

With respect to the capital securities, tax counsel for us and the trust has rendered its opinion that, under current law and assuming full compliance with the terms of the declaration of trust and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, each holder of capital securities generally will be treated as owning an undivided beneficial interest in the junior subordinated debentures, and, except as described below with respect to any original issue discount (“OID”), each holder will be required to include in the holder’s gross income any interest with respect to the junior subordinated debentures at the time such interest is accumulated or is received in accordance with the holder’s method of accounting. If the junior subordinated debentures were determined to be subject to the OID rules, each holder of capital securities would instead be required to include in the holder’s gross income any accumulated OID with respect to the holder’s allocable share of the junior subordinated debentures whether or not cash was actually distributed to the holder.

Interest Payment Period and Original Issue Discount

Under applicable Treasury regulations, debt instruments that are issued at face value, such as debentures, will not be considered issued with OID even if their issuer can defer payments of interest if the likelihood of any deferral is remote. We believe that the likelihood of exercising our option to defer payments is remote, and accordingly, we intend to take the position that the junior subordinated debentures will not be treated as issued with OID. In that case, except as set forth below, stated interest on the junior subordinated debentures generally will be included in a holder’s income as ordinary income at the time it is paid or accumulated in accordance with the holder’s regular method of accounting.

United States persons, including cash-basis taxpayers, that hold debt instruments issued with OID must generally include such OID in income as it accrues on a constant yield method even if there is not a corresponding receipt of cash attributable to such income. A debt instrument, such as the junior subordinated debentures, will generally be treated as issued with OID if the stated interest on the instrument does not constitute “qualified stated interest.” Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the junior subordinated debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote. This conclusion is in part because we have a history of declaring dividends on our common stock and we would be unable to continue making these dividends if we deferred our payments under the junior subordinated debentures.

If the likelihood that we will exercise our option to defer any payment of interest was determined not to be “remote” or if we actually exercised our option to defer the payment of interest, the junior subordinated debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the junior subordinated debentures remained outstanding. In such event, interest that would be accruing on the junior subordinated debentures would constitute OID that would have to be included in income on a constant yield method before the receipt of the cash attributable to such accumulated interest, regardless of such person’s method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of capital securities would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

The Treasury regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS referred to above, and it is possible that the IRS could take a position contrary to our conclusions.

Because income on the capital securities will constitute interest, corporate holders of capital securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the capital securities.

Market Discount and Acquisition Premium

Holders of capital securities who do not purchase the capital securities upon original issuance or who purchase capital securities for a price other than the first price at which a substantial amount of the capital securities were sold for money (other than to a bond house, broker, or other person acting as an underwriter, placement or wholesaler) may be considered to have acquired their undivided interests in the junior subordinated debentures with “market discount” or “acquisition premium,” as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the capital securities.

Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust

Under the circumstances described under “Description of the Capital Securities —Tax Event Redemption, Capital Treatment Event Redemption and Investment Company Event Redemption” and “—Liquidation Distribution Upon Dissolution,“ the junior subordinated debentures may be distributed to holders of capital securities upon a liquidation of the trust. Under current law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder’s having an aggregate tax basis in the junior subordinated debentures received in the liquidation equal to the holder’s aggregate tax basis in the capital securities immediately before the distribution. A holder’s holding period in the junior subordinated debentures received in the liquidation of the trust would include the period for which the holder held the capital securities.

If, however, a tax event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the capital securities. Under certain circumstances described herein, the junior subordinated debentures may be redeemed for cash, and the proceeds of the redemption would be distributed to holders in redemption of their capital securities. Under current law, such a redemption should, to the extent that it constitutes a complete redemption, constitute a taxable disposition of the redeemed capital securities, and a holder for federal income tax purposes should recognize gain or loss as if the holder sold the capital securities for cash.

Disposition of Capital Securities

A holder that sells capital securities will recognize gain or loss equal to the difference between the amount realized on the sale of the capital securities and the holder’s adjusted tax basis in the capital securities. A holder’s adjusted tax basis in the capital securities generally will be the holder’s initial purchase price increased by the amount of OID, if any, previously includible in the holder’s gross income to the date of disposition and decreased by payments, if any, received on the capital securities in respect of OID to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the capital securities have been held for more than one year at the time of sale.

The capital securities may trade at a price that does not accurately reflect the value of accumulated but unpaid interest with respect to the underlying junior subordinated debentures. A holder that disposes of the holder’s capital securities between record dates for payments of distributions thereon will be required to include accumulated but unpaid interest on the junior subordinated debentures through the date of disposition in income as ordinary income and to add the amount to the holder’s adjusted tax basis in the holder’s proportionate share of the underlying junior subordinated debentures deemed disposed of. Any OID included in income will increase a holder’s adjusted tax basis as discussed above. To the extent that the selling price is less than the holder’s adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Effect of Possible Changes in Tax Laws

Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer’s applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the junior subordinated debentures.

In addition, in the case filed in the U.S. Tax Court, Enron Corp. V. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical, to the capital securities. The parties filed a stipulation of settled issues, a portion of which stipulated that there would be no adjustment for the interest deducted by the taxpayer with respect to the securities. The IRS also may challenge the deductibility of interest paid on the junior subordinated debentures issued by us, which, if such challenge were litigated and resulted in the IRS’s position being sustained, would trigger a tax event and possibly a redemption of the capital securities.

Accordingly, there can be no assurance that a tax event will not occur. A tax event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the capital securities before, as well as after, _________________, 2006.

Backup Withholding and Information Reporting

Interest paid, or, if applicable, OID accumulated, on the capital securities held of record by individual citizens or residents of the United States, or certain trusts, estates or partnerships, will be reported to the IRS on Form 1099-INT, or, where applicable, Form 1099-OID. These forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the capital securities may be subject to a “backup” withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder’s federal income tax liability, provided that the required information is provided to the IRS.

The federal income tax discussion set forth above is included for general information only and may not apply to you depending upon your particular situation. Holders of capital securities should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the capital securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

Employee benefit plans and individual retirement accounts that are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and/or Section 4975 of the Internal Revenue Code (“IRC”) generally may purchase capital securities, subject to the investing fiduciary’s determination that the investment in the capital securities satisfies applicable fiduciary standards and other requirements applicable to investments by the plans.

In any case, we and any of our affiliates may be considered a “party in interest” within the meaning of ERISA or a “disqualified person” within the meaning of the Section 4975 of the IRC with respect to certain plans. Such plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of capital securities by a plan, to which we or any of our affiliates are considered a party in interest or a disqualified person, may result in a prohibited transaction under ERISA or Section 4975 of the IRC, unless the capital securities are acquired pursuant to and in accordance with an applicable exemption.

As a result, plans to which we or any of our affiliates are a party in interest or a disqualified person should not acquire capital securities unless the capital securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the IRC proposing to acquire capital securities should consult with their own counsel.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of capital securities listed opposite their names below. The underwriters are committed to purchase and pay for all of the capital securities if any are purchased.

Underwriters	Number of Shares
U.S. Bancorp Piper Jaffray Inc.
Dain Rauscher Incorporated

Total	2,200,000

The underwriters have advised us that they propose to offer the capital securities to the public at $25 per capital security. The underwriters propose to offer the capital securities to certain dealers at the same price less a concession of not more than $ ____ per capital security. The underwriters may allow and the dealers may reallow a concession of not more than $ ____ per capital security on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

The following table shows the underwriting commission to be paid to the underwriters by Bremer Financial Corporation in connection with this offering.

Underwriting Commission
Per capital security	$
Total	$

We and the trust have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

At our request, the underwriters have reserved for sale, at $25 per capital security, up to _______ capital securities for our directors and employees. The number of capital securities available for sale to the general public will be reduced to the extent those persons purchase any of the reserved capital securities. Any reserved capital securities that are not purchased will be offered by the underwriters to the general public on the same basis as the other capital securities in this offering.

In connection with this offering, the underwriters and their affiliates may engage in transactions, effected in accordance with Rule 104 of the SEC’s Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the capital securities. These transactions may include transactions in which the underwriters create a short position for their own account by selling more capital securities than they are committed to purchase from the trust. In such a case, to cover all or part of the short position, the underwriters may purchase capital securities in the open market following completion of the initial offering. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, the capital securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the capital securities. Any of these transactions may result in the maintenance of a price for the capital securities at a level above that which might otherwise prevail in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the capital securities. The underwriters are not required to engage in any of these transactions. These transactions may be effected on AMEX, and, if commenced, may be discontinued at any time without notice.

The underwriters have advised the trust that they do not intend to confirm any sales of capital securities to any discretionary accounts. In connection with the offer and sale of the capital securities, the underwriters will comply with Rule 2810 under the NASD Conduct Rules.

LEGAL MATTERS

Certain matters of Delaware law relating to the validity of the capital securities, the enforceability of the declaration of trust and the formation of the trust will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to us and the trust. The validity of the capital securities guarantee and the junior subordinated debentures will be passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota, our counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota, who may rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for us by Winthrop & Weinstine, P.A.

Sherman Winthrop, one of our directors, is a partner at Winthrop &Weinstine, P.A.

EXPERTS

The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act with respect to this offering of the capital securities, the junior subordinated debentures and the capital securities guarantee. This prospectus does not contain all the information set forth in such registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also inspect and copy these materials at the Public Reference Facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

The trust is not currently subject to the information reporting requirements of the Exchange Act, and, although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

Each holder of the capital securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001.

We also incorporate by reference any filings we make with the SEC under sections 13(a) or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

Any statement made in this prospectus or in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that is incorporated by reference in this prospectus, modifies or supersedes the statement. Any statement that is modified or superseded is not part of this prospectus, except as it has been modified or superseded.

You may request a copy of these filings at no cost by contacting us at the following address:

Bremer Financial Corporation
445 Minnesota Street, Suite 2000
St. Paul, Minnesota 55101
Attention: Mr. Stuart F. Bradt, Controller

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED BREMER FINANCIAL CORPORATION FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Bremer Financial Corporation
Saint Paul, Minnesota

We have audited the accompanying consolidated balance sheets of Bremer Financial Corporation and subsidiaries (the Company), a subsidiary of the Otto Bremer Foundation, as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bremer Financial Corporation and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
January 25, 2001
(February 22, 2001 as to Note R)

BREMER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
(in thousands except share data)

	2000	1999
Assets
Cash and due from banks	$200,547	$145,407
Interest bearing deposits	5,731	4,886
Investment securities available-for-sale (amortized cost of
$206,684 and $188,683, respectively)	208,630	187,857
Mortgage-backed securities available-for-sale (amortized cost of
$574,236 and $688,649, respectively)	574,884	671,985

Total securities available-for-sale	783,514	859,842
Investment securities held-to-maturity (fair value of $171,263 and
$170,788, respectively)	168,113	171,720
Mortgage-backed securities held-to-maturity (fair value of $0
and $6,769, respectively)	--	6,810

Total securities held-to-maturity	168,113	178,530
Loans and leases	2,919,471	2,550,156
Reserve for credit losses	(45,895)	(41,895)
Unearned discount	(3,870)	(7,259)

Net loans and leases	2,869,706	2,501,002
Interest receivable	40,822	34,148
Premises and equipment, net	57,742	59,821
Other assets	66,421	67,849

Total assets	$4,192,596	$3,851,485

Liabilities and Shareholders’ Equity
Noninterest bearing deposits	$456,571	$406,478
Interest bearing deposits	2,650,257	2,444,214

Total deposits	3,106,828	2,850,692
Federal funds purchased and repurchase agreements	328,315	300,737
Other short-term borrowings	112,685	125,948
Long-term debt	232,660	215,832
Accrued expenses and other liabilities	57,919	44,486

Total liabilities	3,838,407	3,537,695
Minority interests	150	914
Redeemable class A common stock, 960,000 shares issued
and outstanding	28,324	25,029
Shareholders’ equity
Common stock
Class A, no par, 12,000,000 shares authorized; 240,000 shares
issued and outstanding	57	57
Class B, no par, 10,800,000 shares authorized,
issued and outstanding	2,562	2,562
Retained earnings	321,665	294,892
Accumulated other comprehensive income (loss)	1,431	(9,664)

Total shareholders’ equity	325,715	287,847

Total liabilities and shareholders’ equity	$4,192,596	$3,851,485

See notes to consolidated financial statements.

BREMER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2000, 1999, and 1998
(in thousands, except per share amounts)

	2000	1999	1998
Interest income
Loans and leases, including fees	$249,178	$201,022	$186,963
Securities
Taxable	53,040	51,661	46,698
Tax-exempt	11,082	10,577	11,036
Federal funds sold	612	575	701
Other	259	132	127

Total interest income	314,171	263,967	245,525

Interest expense
Deposits	123,798	96,428	97,660
Federal funds purchased and repurchase agreements	16,392	11,175	9,836
Other short-term borrowings	8,884	8,246	9,652
Long-term debt	14,108	9,065	4,276

Total interest expense	163,182	124,914	121,424

Net interest income	150,989	139,053	124,101
Provision for credit losses	8,338	8,321	5,570

Net interest income after provision for credit losses	142,651	130,732	118,531

Noninterest income
Service charges	22,284	19,434	17,037
Insurance	10,045	9,703	7,804
Trust	9,139	7,984	6,990
Brokerage	5,481	4,533	3,752
Gain on sale of loans	2,758	3,380	4,977
Gain on sale of securities	270	1,853	1,296
State tax refund	--	--	4,476
Other	4,240	5,578	4,938

Total noninterest income	54,217	52,465	51,270

Noninterest expense
Salaries and wages	58,331	54,164	49,287
Employee benefits	14,018	14,901	12,572
Occupancy	7,651	6,921	6,128
Furniture and equipment	9,432	9,170	7,621
Data processing fees	7,244	7,465	6,046
FDIC premiums and examination fees	1,652	1,297	1,157
Amortization of goodwill and other intangibles	3,713	2,831	1,711
Other	24,589	25,195	22,491

Total noninterest expense	126,630	121,944	107,013

Income before income tax expense	70,238	61,253	62,788
Income tax expense	24,457	21,142	21,277

Net income	$45,781	$40,111	$41,511

Per common share amounts:
Net income-basic and diluted	$3.82	$3.34	$3.46
Dividends paid	1.39	1.32	1.32

See notes to consolidated financial statements.

BREMER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2000, 1999, and 1998
(in thousands, except per share amounts)

                                                               Accumulated
                                               Common Stock         Other
                                           -------------------  Comprehensive   Comprehensive    Retained
                                            Class a   Class B   Income (Loss)       Income       Earnings      Total
                                           --------- --------- --------------- --------------- ------------ -----------
BALANCE, DECEMBER 31, 1997 ...............    $57     $2,562      $   4,977                     $ 248,945    $ 256,541
 Comprehensive income
  Net income .............................                                        $  41,511        41,511       41,511
  Other comprehensive income
    Change in net unrealized gain
     (loss) on securities available-
     for-sale, net of tax and
     reclassification adjustment .........                           (1,141)         (1,141)                    (1,141)
                                                                                  ---------
  Comprehensive income ...................                                           40,370
                                                                                  =========
 Dividends, $1.32 per share ..............                                                        (15,840)     (15,840)
 Allocation of net income in excess
  of dividends and change in net
  unrealized gain (loss) on securities
  available-for-sale to redeemable
  class A common stock ...................                               91                        (2,054)      (1,963)
                                                                  ---------                     ---------    ---------
BALANCE, DECEMBER 31, 1998 ...............     57      2,562          3,927                       272,562      279,108
 Comprehensive income
  Net income .............................                                           40,111        40,111       40,111
  Other comprehensive income
    Change in net unrealized gain
     (loss) on securities available-
     for-sale, net of tax and
     reclassification adjustment .........                          (14,774)        (14,774)                   (14,774)
                                                                                  ---------
  Comprehensive income ...................                                           25,337
                                                                                  =========
 Dividends, $1.32 per share ..............                                                        (15,840)     (15,840)
 Allocation of net income in excess
  of dividends and change in net
  unrealized gain (loss) on securities
  available-for-sale to redeemable
  class A common stock ...................                            1,183                        (1,941)        (758)
                                                                  ---------                     ---------    ---------
BALANCE, DECEMBER 31, 1999 ...............     57      2,562         (9,664)                      294,892      287,847
 Comprehensive income
  Net income .............................                                           45,781        45,781       45,781
  Other comprehensive income
    Change in net unrealized gain
     (loss) on securities available-
     for-sale, net of tax and
     reclassification adjustment .........                           12,060          12,060                     12,060
                                                                                  ---------
  Comprehensive income ...................                                        $  57,841
                                                                                  =========
 Dividends, $1.39 per share ..............                                                        (16,680)     (16,680)
 Allocation of net income in excess
  of dividends and change in net
  unrealized gain (loss) on securities
  available-for-sale to redeemable
  class A common stock ...................                             (965)                       (2,328)      (3,293)
                                                                  ---------                     ---------    ---------
BALANCE, DECEMBER 31, 2000 ...............    $57     $2,562      $   1,431                     $ 321,665    $ 325,715
                                              ===     ======      =========                     =========    =========

See notes to consolidated financial statements.

BREMER FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 1999 and 1998
(in thousands)

	2000	1999	1998
Cash flows from operating activities
Net income	$45,781	$40,111	$41,511
Adjustments to reconcile net income to net cash provided
by operating activities
Provision for credit losses	8,338	8,321	5,570
Depreciation and amortization	11,521	11,001	9,081
Deferred income taxes	3,825	5,091	2,283
Minority interests in earnings of subsidiaries	21	41	747
Gain on sale of securities	(270)	(1,853)	(1,296)
Gain on sale of other real estate owned, net	(72)	(405)	(242)
Other assets and liabilities, net	9,683	6,005	1,656
Proceeds from loans originated for sale	135,936	185,448	289,472
Loans originated for sale	(133,404)	(186,259)	(290,493)

Net cash provided by operating activities	81,359	67,501	58,289

Cash flows from investing activities
Interest bearing deposits, net	(845)	(3,174)	174
Purchases of securities available-for-sale	(54,247)	(394,091)	(359,454)
Purchases of securities held-to-maturity	(12,180)	(41,168)	(34,381)
Proceeds from maturities of securities available-for-sale	105,386	215,050	221,601
Proceeds from maturities of securities held-to-maturity	22,621	62,793	99,379
Proceeds from sales of securities available-for-sale	45,520	92,302	67,179
Proceeds from sales of other real estate owned	1,092	919	862
Loans and leases, net	(379,574)	(372,897)	(210,289)
Acquisition of minority interests	(458)	--	(12,149)
Acquisitions, net of cash acquired	(18,416)	(47,789)	--
Purchase of premises and equipment	(5,717)	(12,979)	(9,264)

Net cash used in investing activities	(296,818)	(501,034)	(236,342)

Cash flows from financing activities
Noninterest bearing deposits, net	50,093	37,263	24,694
Interest bearing deposits (excluding certificates
of deposit), net	132,980	171,488	125,907
Certificates of deposits, net	73,063	71,291	(22,449)
Federal funds purchased and repurchase agreements, net	27,578	79,318	54,245
Other short-term borrowings, net	(13,263)	(5,846)	(66,296)
Proceeds from issuance of long-term debt	33,099	142,432	97,298
Repayments of long-term debt	(16,271)	(42,886)	(11,250)
Dividends paid to minority interests	--	(32)	(326)
Redeemable preferred stock	--	(2,079)	(65)
Dividends paid	(16,680)	(15,840)	(15,840)

Net cash provided by financing activities	270,599	435,109	185,918

Net increase in cash and due from banks	55,140	1,576	7,865
Cash and due from banks
Beginning of year	145,407	143,831	135,966

End of year	$200,547	$145,407	$143,831

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$153,534	$125,658	$121,198
Cash paid during the year for income taxes	17,274	17,534	19,079

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A: Accounting Policies

Nature of business — Bremer Financial Corporation (the “Company”) is a privately-held regional financial services company headquartered in St. Paul, Minnesota. The Company is the sole shareholder of 11 subsidiary banks (“Subsidiary Banks”) which draw most of their deposits from and make substantially all of their loans within the states of Minnesota, North Dakota, and Wisconsin and is operated as a single segment. Additionally, the Company provides asset-based lending and leasing, trust and insurance services to its customers through wholly-owned nonbanking subsidiaries, and investment services through a third party relationship.

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The more significant accounting policies are summarized below:

Consolidation — The consolidated financial statements include the accounts of the Company (a bank holding company majority owned by the Otto Bremer Foundation) and all Subsidiary Banks and other subsidiaries in which the Company has a majority interest. All significant intercompany accounts and transactions have been eliminated.

Cash flows — For purposes of this statement, the Company has defined cash equivalents as cash and due from banks. During the years ended December 31, 2000, 1999, and 1998, the Company received real estate valued at $3,154,000, $725,000, and $776,000, respectively, in satisfaction of outstanding loan balances.

Investment and Mortgage-backed Securities — Held-to-maturity securities consist of debt securities which the Company has the intent and ability to hold to maturity and are valued at amortized historical cost. Under certain circumstances (including the deterioration of the issuer’s creditworthiness or a change in tax law or statutory or regulatory requirements), securities held-to-maturity may be sold or transferred to another portfolio.

Available-for-sale securities consist of debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are valued at current market value with the resulting unrealized holding gains and losses excluded from earnings and reported, net of tax, and the resultant allocation to redeemable class A common stock reflected as a separate component of shareholders’ equity until realized. Gains or losses on these securities are computed based on the amortized cost of the specific securities when sold. The Company does not engage in trading activities.

Loans and leases — Interest income is accrued on loan and lease balances based on the principal amount outstanding. Loans and leases are reviewed regularly by management and placed on nonaccrual status when the collection of interest or principal is unlikely. The accrual of interest on loans and leases is suspended when the credit becomes 90 days or more past due, unless the loan or lease is fully secured and in the process of collection. Thereafter, no interest is recognized as income unless received in cash or until such time the borrower demonstrates the ability to pay interest and principal. Certain net loan and commitment fees are deferred and amortized over the life of the related loan or commitment as an adjustment of yield. Loans held-for-sale in the secondary market are recorded at lower of aggregate cost or market.

Reserve for credit losses — Management determines the adequacy of the reserve based upon a number of factors, including credit loss experience and a continuous review of the loan and lease portfolio. Being an estimate, the reserve is subject to change through evaluation of the loan and lease composition, economic conditions, and the economic prospects of borrowers.

Under the Company’s credit policies and practices, all nonaccrual and restructured commercial, agricultural, construction, and commercial real estate loans and leases, plus certain other loans and leases identified by the Company, meet the definition of impaired loans under Statements of Financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note A: Accounting Policies (continued)

Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures.” Impaired loans as defined by SFAS No. 114 and SFAS No. 118 exclude certain large groups of smaller balance homogeneous loans, such as consumer loans and residential real estate loans. Under these statements, loan impairment is required to be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

The reserve also incorporates the results of measuring impaired loans and leases as provided in SFAS No. 114 and SFAS No. 118. These accounting standards prescribe the measurement methods, income recognition, and disclosures related to impaired loans and leases. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan or lease agreement. Impairment is measured by the difference between the recorded investment in the loan or lease (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate, or the fair value of the collateral, if the loan is collateral dependent. Impairment is recognized by adjusting an allocation of the existing reserve for credit losses.

Premises and equipment — Premises and equipment are stated at cost less accumulated depreciation and amortization computed principally on accelerated methods based on estimated useful lives of the assets which range from three to forty years. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income.

Other real estate — Other real estate owned, which is included in other assets, represents properties acquired through foreclosure and other proceedings recorded at the lower of the amount of the loan satisfied or fair value. Any write-down to fair value at the time of foreclosure is charged to the reserve for credit losses. Property is appraised periodically to ensure that the recorded amount is supported by the current fair value. Market write-downs, operating expenses and losses on sales are charged to other expenses. Income, including gains on sales, is credited to other income.

Intangible assets — Intangible assets consist primarily of goodwill. The remaining unamortized balances at December 31, 2000 and 1999 were approximately $49,373,000 and $43,606,000, respectively, which are amortized over either a 15 year or 25 year period.

Income taxes — Bremer Financial Corporation and subsidiaries file a consolidated federal tax return. Deferred taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end.

State income tax refund — In 1998, the Company recorded a non-recurring state tax refund of nearly $4.5 million, including interest, as a component of noninterest income. The state tax refund reflects a refund of state income taxes paid to the state of Minnesota from 1980 through 1983.

Comprehensive income — In 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, comprehensive income consists of net income, as reported in the financial statements, and other comprehensive income, which consists of the change in unrealized gains and losses on available-for-sale securities.

New Accounting Pronouncements — On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note A: Accounting Policies (continued)

Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has a minimal amount of derivatives and that there is no material impact to the financial statements due to the adoption of SFAS No. 133.

In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which replaces SFAS No. 125. The Statement revises the standards for accounting for the securitization and other transfers of financial assets and collateral, and requires certain disclosures, but carries over most of SFAS No. 125’s provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. Management believes that adopting SFAS No. 140 will not have a material impact on the Company’s financial position or results of operations.

Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and leases.

Earnings per share calculations — Basic earnings per common share have been computed using 12,000,000 common shares for all periods. The Company does not have any dilutive securities. See Note O.

Reclassifications — Certain amounts have been reclassified to provide consistent presentation among the various accounting periods shown. The reclassifications have no effect on previously reported net income or total shareholders’ equity.

Note B: Restrictions on Cash and Due From Banks

The Subsidiary Banks are required to maintain average reserve balances in the form of vault cash or balances maintained either directly with a Reserve Bank or in a pass-through account, in accordance with the Federal Reserve Bank requirements. The amount of those cash reserve balances was approximately $31,170,000 and $28,363,000 as of December 31, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note C: Investment and Mortgage-Backed Securities

At December 31, 2000 and 1999, investment and mortgage-backed securities with an amortized cost of $661,455,000 and $818,305,000, respectively, were pledged as collateral to secure public deposits and for other purposes. The amortized cost and estimated fair value by maturity at December 31, 2000, are shown below (contractual maturity or, with mortgage-backed securities, projected principal payments are used):

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)
Within 1 year	$35,552	$35,956	$171,988	$172,600
1 - 5 years	90,013	91,957	311,670	312,852
5 - 10 years	41,964	42,765	149,641	150,289
After 10 years	584	585	91,676	91,037
Equity securities	--	--	55,945	56,736

Total investment securities	$168,113	$171,263	$780,920	$783,514

The amortized cost and fair value of investment and mortgage-backed securities available-for-sale as of December 31 consisted of the following:

	2000				1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. Treasury securities	$1,915	$1	$3	$1,913	$9,679	$20	$25	$9,674
Obligations of U.S.
government agencies	110,543	672	40	111,175	100,500	384	282	100,602
Obligations of state and
political subdivisions	23,047	562	4	23,605	27,264	108	593	26,779
Mortgage-backed securities	574,236	3,339	2,691	574,884	688,649	1,320	17,983	671,986
Equity securities	55,945	905	114	56,736	48,190	8	295	47,903
Other	15,234	--	33	15,201	3,050	19	171	2,898

Total securities available-
for-sale	$780,920	$5,479	$2,885	$783,514	$877,332	$1,859	$19,349	$859,842

Proceeds from sales of investments and mortgage-backed securities were $45,520,000, $83,444,000, and $67,179,000 for 2000, 1999, and 1998, respectively. Gross gains of $429,630, $1,866,000, and $1,563,000 and gross losses of $164,000, $21,000, and $267,000 were realized on those sales for 2000, 1999, and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note C: Investment and Mortgage-Backed Securities (continued)

A summary of amortized cost and fair value of investment and mortgage-backed securities held-to-maturity at December 31 consisted of the following:

	2000				1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. Treasury securities	$5,491	$22	$56	$5,457	$10,486	$—	$313	$10,173
Obligations of state and
political subdivisions	162,622	3,354	170	165,806	161,234	1,421	2,040	160,615
Mortgage-backed securities	—	—	—	—	6,810	—	41	6,769

Total securities held-to-
maturity	$168,113	$3,376	$226	$171,263	$178,530	$1,421	$2,394	$177,557

State and political subdivision investments largely involve governmental entities within the Company’s market area.

Note D: Loans and Leases

The Company is engaged in lending activities with borrowers in a wide variety of industries. Lending is concentrated in the areas in which its Subsidiary Banks are located. A decline in the local economies in these areas could negatively impact the quality of these loans. Loans and leases at December 31 consisted of the following:

	2000	1999
	(in thousands)
Commercial and other	$717,936	$596,680
Commercial real estate	733,746	648,029
Construction	68,296	70,869
Agricultural	416,660	433,357
Residential real estate	578,876	450,812
Construction	18,051	15,274
Consumer	302,824	275,320
Tax-exempt	83,082	59,815

Total loans and leases	$2,919,471	$2,550,156

Impaired loans and leases were $13,991,000 and $16,656,000 at December 31, 2000 and 1999, respectively. Impaired loans and leases include nonaccrual and restructured loans and leases.

Restructured loans and leases are those for which the terms (principal and/or interest) have been modified as a result of the inability of the borrower to meet the original terms of the loan or lease. The reserve for credit losses included approximately $2,724,000 and $2,692,000 relating to impaired loans and leases at December 31, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note D: Loans and Leases (continued)

The effect of nonaccrual and restructured loans and leases on interest income for each of the three years ended December 31 was as follows:

	2000	1999	1998
	(in thousands)
Average investment in impaired loans	$14,896	$15,004	$10,831

Interest income as originally contracted	1,626	2,254	1,708

Interest income as recognized	(778)	(770)	(324)

Other nonperforming assets, consisting of other real estate owned, amounted to $3,658,000 and $527,000 at December 31, 2000 and 1999, respectively.

At December 31, 2000 and 1999, loans totaling $935,270,000 and $283,140,000 had been pledged to secure Federal Home Loan Bank (“FHLB”) advances. Acceptable collateral is defined by the FHLB and consists primarily of residential real estate mortgages.

The Company and its subsidiaries have granted loans to the officers and directors (the “Group”) of significant subsidiaries. The aggregate dollar amount of loans to the Group was $38,630,000 and $17,605,000 at December 31, 2000 and 1999, respectively. During 2000, $100,166,000 of new loans were made, repayments totaled $86,200,000, and changes in the composition of the Group or their associations increased loans outstanding by $7,059,000. These loans were made at the prevailing market interest rates.

Note E: Reserve for Credit Losses

Changes in the reserve for credit losses are as follows:

	2000	1999	1998
	(in thousands)
Beginning of year	$41,895	$37,019	$34,253
Charge-offs	(5,903)	(7,064)	(3,968)
Recoveries	1,271	1,439	1,164

Net charge-offs	(4,632)	(5,625)	(2,804)
Provision for credit losses	8,338	8,321	5,570
Reserve related to acquired assets	294	2,180	--

End of year	$45,895	$41,895	$37,019

Note F: Premises and Equipment

Premises and equipment at December 31 consisted of the following:

	2000	1999
	(in thousands)
Land	$7,969	$7,787
Buildings and improvements	66,240	65,583
Furniture and equipment	51,871	48,372

Total premises and equipment	126,080	121,742
Less: accumulated depreciation and amortization	68,338	61,921

Premises and equipment, net	$57,742	$59,821

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note G: Short-Term Borrowings

Short-term borrowings consist of federal funds and repurchase agreements (which generally mature within one to sixty days of the transaction date), treasury tax and loan notes (which generally mature within one to thirty days), FHLB advances (which mature within one year), and advances under an unsecured revolving credit facility agreement. The size of the credit facility available at December 31, 2000, is $60.0 million, of which $45.0 million was unused. The facility contains covenants which require the Company to maintain certain levels of capitalization.

Information related to short-term borrowings for the three years ended December 31 is provided below:

	Federal Funds and Repurchase Agreements	Federal Home Loan Bank Borrowings	Treasury Tax and Loan Notes	Revolving Credit Facility
	(dollars in thousands)
Balance at December 31
2000	$328,315	$95,000	$2,685	$15,000
1999	300,737	107,000	2,948	16,000
1998	221,419	89,500	9,294	33,000
Weighted average interest rate at December 31
2000	6.49%	6.55%	6.25%	7.16%
1999	5.41	5.67	5.25	6.74
1998	4.96	5.22	4.62	6.52
Maximum amount outstanding at any month end
2000	$328,536	$165,419	$3,899	$40,000
1999	300,737	156,755	12,461	99,000
1998	288,312	178,658	15,167	35,000
Average amount outstanding during the year
2000	$286,813	$105,428	$2,412	$27,855
1999	246,666	84,556	3,553	55,875
1998	196,731	139,520	8,587	22,742
Weighted average interest cost during the year
2000	5.72%	6.28%	6.18%	7.58%
1999	4.53	5.47	4.65	6.23
1998	5.00	5.55	4.76	6.55

Note H: Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

	At December 31,
	2000	1999	1998
	(in thousands)
Senior notes	$65,000	$65,000	$--
Federal Home Loan Bank borrowings	164,908	147,587	111,318
Installment promissory notes	2,752	3,245	4,968

Total	$232,660	$215,832	$116,286

The $65.0 million of senior notes are unsecured and are made up of two tranches. The $46.0 million first tranche bears an interest rate of 8.27% and matures on November 1, 2004, while the remaining $19.0 million second tranche bears an interest rate of 8.47% and matures on November 1, 2006. These senior notes include covenants which require the Company to maintain certain levels of capitalization.

The FHLB borrowings bear interest at rates ranging from 4.99% to 7.83%, with maturity dates from 2001 through 2013, and are secured by certain loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note H: Long-term Debt (continued)

The installment promissory notes bear interest at rates ranging from 7.59% to 7.83%, paid predominantly in annual installments through 2007.

Maturities of long-term debt outstanding at December 31, 2000, were as follows:

(in thousands)
2001	$1,654
2002	18,768
2003	18,684
2004	70,700
2005	15,942
Beyond 2005	106,912

Total	$232,660

At December 31, 2000, $71 million of the FHLB borrowings due in years beyond 2005 were subject to call prior to maturity at the option of the FHLB. Of this amount, $14 million is callable in 2001 and $57 million is callable in 2003.

Note I: Disclosures About Fair Value of Financial Instruments

Most of the Company’s assets and liabilities are considered financial instruments as defined in SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” Many of the Company’s financial instruments, however, lack an available trading market which is characterized by an exchange transaction of the instrument by a willing buyer and seller. It is also the Company’s general practice and intent to hold most of its financial instruments to maturity and not engage in trading activities. Therefore, significant estimations and present value calculations were utilized by the Company for purposes of this disclosure. The use of different market assumptions and/or estimation methodologies may have a material effect on these estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to the Company as of December 31, 2000 and 1999. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2000 and, therefore, current estimates of fair value may differ from the amounts presented. As of December 31, carrying amounts and estimated fair values were:

	2000		1999
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Financial Assets:
Cash and due from banks	$200,547	$200,547	$145,407	$145,407
Interest bearing deposits	5,731	5,731	4,886	4,886
Investment securities held-to-maturity	168,113	171,263	178,530	177,557
Investment securities available-for-sale	783,514	783,514	859,842	859,842
Loans and leases	2,869,706	2,890,338	2,501,002	2,481,897
Financial Liabilities:
Demand deposits	$1,591,164	$1,591,164	$1,426,005	$1,426,005
Time deposits	1,515,664	1,532,697	1,424,687	1,418,486
Short-term borrowings	441,000	441,334	426,685	426,698
Long-term debt	232,660	236,410	215,832	208,365

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note I: Disclosures About Fair Value of Financial Instruments (continued)

Cash and due from banks and interest bearing deposits — The carrying value for these financial instruments approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Securities — Fair values of these financial instruments were estimated using quoted market prices, when available. If quoted market prices were not available, fair value was estimated using market prices for similar assets. As required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” securities available-for-sale are carried at fair market value.

Loans and leases — The loan and lease portfolio consists of both variable and fixed rate obligations. The carrying amounts of variable rate loans, a majority of which reprice within the next three months, and for which there has been no significant change in credit risk, are assumed to approximate fair value. The fair values for fixed rate loans and leases are estimated using discounted cash flow analysis. The discount rates applied are based on the current interest rates for loans with similar terms to borrowers of similar credit quality.

Deposits — The estimated fair value of deposits with no stated maturity, such as noninterest bearing savings and money-market checking accounts, is the amount payable on demand. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings — Due to the short-term nature of repricing and maturities of these instruments, fair value approximates carrying value.

Long-term debt — For fixed rate debt, the fair value is determined by discounting future cash flows at current rates for debt with similar remaining maturities and call features. For variable rate debt, fair value approximates carrying value.

Off-balance sheet financial instruments — The estimated fair value of these instruments, such as loan commitments and standby letters of credit, approximates their off-balance sheet carrying value due to repricing ability and other terms of the contracts.

Note J: Employee Benefit Plans

Pension plan — The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on age, years of service and the monthly average of the 60 consecutive months’ compensation out of the last 120 months that gives the highest average. In recent years, the Company’s funding policy is to contribute annually an amount approaching the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide for benefits attributed to service to date and for those expected to be earned in the future.

Other postretirement benefits — The Company provides certain retiree health care benefits relating primarily to medical insurance co-payments to retired employees between the ages of 55 and 65. In accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” the Company accrues the cost of these benefits during the employees’ active service. Contributions to the pension plan are intended to provide for benefits attributed to service to date and for those expected to be earned in the future. Benefits under SFAS No. 106 are funded on a pay-as-you-go-basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note J: Employee Benefit Plans (continued)

The cost of these programs are as follows:

	Pension Benefits			Other Postretirement Benefits
	2000	1999	1998	2000	1999	1998
	(in thousands)
Net pension cost
Service cost	$1,757	$1,674	$1,408	$151	$152	$157
Interest cost	2,271	2,178	1,937	167	146	171
Expected return on plan assets	(3,704)	(2,629)	(2,439)	--	--	--
Net (gain) recognition	(197)	--	--	(78)	(72)	(47)
Prior service cost amortization	173	173	130	(6)	(6)	(6)
Loss due to special termination benefits	--	352	--	--	--	--

Net pension cost	$300	$1,748	$1,036	$234	$220	$275

The following tables set forth the plans’ funded status (based on a valuation date of September 30), along with a description of how the status changed during the past two years and the amount recognized on the Company’s balance sheet at December 31. The funded status of the plans is equal to the fair value of plan assets less the benefit obligation at end of year.

	Pension Benefits		Other Postretirement Benefits
	2000	1999	2000	1999
	(in thousands)
Change in benefit obligation
Benefit obligation at end of prior year	$29,712	$30,134	$2,063	$2,072
Service cost	1,757	1,674	151	152
Interest cost	2,271	2,179	167	146
Amendments	--	817	--	--
Actuarial (gain)/loss	199	(4,172)	638	(113)
Benefits paid	(1,127)	(920)	(194)	(194)

Benefit obligation at end of year	$32,812	$29,712	$2,825	$2,063

Change in plan assets
Fair value of plan assets at September 30,
prior year	$34,800	$28,173	$--	$--
Actual return on plan assets	4,209	5,400	--	--
Employer contribution	2,337	2,147	194	194
Benefits paid	(1,127)	(920)	(194)	(194)

Fair value of plan assets at September 30,
current year	$40,219	$34,800	$--	$--

Funded status of plans
Funded status of plans	$7,407	$5,088	$(2,825)	$(2,063)
Unrecognized net (gain)/loss	(6,014)	(5,905)	(662)	(1,341)
Unrecognized prior service costs	587	760	(79)	(122)
Contributions between September 30
and December 31	1,049	3,500	--	--

Prepaid benefit asset/(accrued
benefit liability)	$3,029	$3,443	$(3,566)	$(3,526)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note J: Employee Benefit Plans (continued)

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on assets are as follows:

Weighted Average Assumptions	Pension Benefits			Other Postretirement Benefits
	2000	1999	1998	2000	1999	1998
Discount rate	7.75%	7.75%	6.75%	7.75%	7.75%	6.75%
Expected return on plan assets	10.00	10.00	9.00	N/A	N/A	N/A
Rate of compensation increase	4.25	4.25	4.25	N/A	N/A	N/A

For purposes of the 2000 postretirement benefits measurements, the Company has assumed a health-care cost trend rate of 7.375%. The health-care trend rate assumption has a significant effect on the amounts reported. A one (1) percentage point change in the health-care trend rate would have the following effects on 2000 service and interest cost on the accumulated postretirement benefit obligation at December 31, 2000:

	One (1) Percentage Point
	Increase	Decrease
	(in thousands)
Effect on service and interest cost components of net periodic cost	$44	$(38)
Effect on accumulated postretirement benefit obligation	322	(279)

Profit sharing plan — The profit sharing plan is a defined contribution plan with contributions made by the Company. The profit sharing plan is noncontributory at the employee level, except for the employees’ option to contribute under a 401(k) savings plan available as part of the profit sharing plan.

Contributions are calculated using a formula based primarily upon the Company’s earnings. Total contribution expense for 2000, 1999, and 1998 was approximately $3,291,000, $2,795,000 and $2,465,000, respectively.

Employee stock ownership plan — The ESOP is a defined contribution plan covering substantially all employees, with contributions made exclusively by the Company on a discretionary year-by-year basis. The expense was $100,000 for both 2000 and 1999 and was $250,000 in 1998.

Note K: Other Noninterest Income

Other noninterest income at December 31 consisted of the following:

	2000	1999	1998
	(in thousands)
Fees on loans	$3,024	$2,841	$2,944
Other	1,216	2,737	1,994

Total	$4,240	$5,578	$4,938

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note L: Other Noninterest Expense

Other noninterest expense at December 31 consisted of the following:

	2000	1999	1998
	(in thousands)
Printing, postage and office supplies	$5,850	$5,916	$5,487
Marketing	4,862	4,760	4,756
Other real estate owned	106	104	91
Other	13,771	14,415	12,157

Total	$24,589	$25,195	$22,491

Note M: Income Taxes

The components of the provision for income taxes at December 31 were as follows:

	2000	1999	1998
	(in thousands)
Current
Federal	$16,538	$12,305	$14,713
State	4,094	3,746	4,281
Deferred	3,825	5,091	2,283

Total	$24,457	$21,142	$21,277

A reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate at December 31 was as follows:

	2000	1999	1998
	(in thousands)
Tax at statutory rate	$24,583	$21,440	$21,976
Plus state income tax, net of federal tax benefits	3,110	3,153	3,083

	27,693	24,593	25,059
Less tax effect of:
Interest on state and political subdivision securities	2,890	2,939	2,972
Other tax-exempt interest	1,714	1,259	1,483
Goodwill Amortization	(1,176)	(753)	(330)
Minority interest in earnings	(7)	(14)	(262)
Other	(185)	20	(81)

	3,236	3,451	3,782

Income tax expense	$24,457	$21,142	$21,277

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note M: Income Taxes (continued)

The following table sets forth the temporary differences comprising the net deferred taxes included with interest receivable and other assets on the consolidated balance sheet at December 31:

	2000	1999
	(in thousands)
Deferred tax assets
Provision for credit losses	$18,160	$16,490
Employee compensation and benefits accruals	771	1,293
Deferred income	950	960
Unrealized loss on securities available-for-sale	--	6,994
Other	9	40

Total	$19,890	$25,777

Deferred tax liabilities
Deferred expense	$1,567	$1,577
Depreciation	17,355	12,017
Unrealized gain on securities available-for-sale	1,046	--
Other	556	39

Total	20,524	13,633

Net deferred tax (liabilities) assets	$(634)	$12,144

Note N: Commitments and Contingencies

The Company utilizes various off-balance sheet instruments to satisfy the financing needs of customers. These instruments represent contractual obligations of the Company to provide funding, within a specified time period, to a customer. The following represents the outstanding obligations at December 31:

	2000	1999
	(in thousands)
Standby letters of credit	$26,567	$25,939
Loan commitments	586,873	589,860

Standby letters of credit represent a conditional commitment to satisfy an obligation to a third party, generally to support public and private borrowing arrangements, on behalf of the customer. Loan commitments represent contractual agreements to provide funding to customers over a specified time period as long as there is no violation of any condition of the contract. These loans generally will take the form of operating lines.

The Company’s potential exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The credit risk associated with letters of credit and loan commitments is substantially the same as extending credit in the form of a loan; therefore, the same credit policies apply in evaluating potential letters of credit or loan commitments. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management’s credit evaluation. The type of collateral held varies, but includes accounts receivable, inventory, and productive assets.

Under substantially noncancelable contracts, the Company is obligated to pay approximately $4.5 million in annual data processing and item processing fees to third party providers through February 2004 and March 2006, respectively. The costs under the item processing contract are calculated in accordance with a volume-based fee schedule, which is subject to change annually.

The Company is routinely involved in legal actions which are incidental to the business of the Company. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note N: Commitments and Contingencies (continued)

discussions with counsel, that any ultimate liability will not materially affect the consolidated financial position or operations.

Note O: Common Stock

The Company has authorized 12,000,000 shares of class A common stock and 10,800,000 shares of class B common stock. The shares of class A common stock have full rights to vote on all matters properly before the Company’s shareholders, including the election of the Company’s directors. The class B common stock, all of which is held by the Otto Bremer Foundation, is non-voting except with respect to certain extraordinary corporate transactions, upon which the holders would have the right to vote on an equivalent per share basis with the holders of class A common stock.

Each share of class B common stock is convertible into one share of class A common stock upon the occurrence of the following events: (i) at the affirmative election of a third party or entity, upon the transfer of class B common stock from the Otto Bremer Foundation to any third party or entity, or (ii) at the affirmative election of the holder of class B common stock, if cash dividends have not been paid on class A and class B common stock with respect to any year in an amount equal to at least 5% of the Company’s net book value as of the last day of the immediately preceding year. The Company has reserved 10,800,000 shares of class A common stock in the event of conversion of the class B common stock.

At December 31, 2000 and 1999, 960,000 shares of redeemable class A stock were issued and outstanding. At December 31, 2000, these shares were subject to redemption at a price of $29.50 per share, which approximated book value. These shares are owned by employees and directors of the Company and its subsidiaries and the employee benefit plans of the Company. These holders of class A common stock have the right to require the Company to purchase their shares under certain circumstances. It is the Company’s intent that these 960,000 shares will continue to be held by employees, directors, and employee benefit plans of the Company and its subsidiaries and not be directly purchased by the Company or the Otto Bremer Foundation.

Federal law prevents the Company and its non-bank subsidiaries from borrowing from the Subsidiary Banks unless the loans are secured by specified U.S. obligations. Further, the secured loans that may be made by Subsidiary Banks are generally limited in amount to 10% of the Subsidiary Bank’s equity if made to the Company or any individual affiliate and 20% of the Subsidiary Bank’s equity if made to all affiliates and the Company in the aggregate. At December 31, 2000, 1999 and 1998, no Subsidiary Banks had extended credit to the Company.

Payment of dividends to the Company by its Subsidiary Banks is subject to various limitations by bank regulators, which includes maintenance of certain minimum capital ratios. As of December 31, 2000, $24,205,000 of retained earnings of the Subsidiary Banks was available for distribution to the Company as dividends subject to these limitations. Approximately $15,679,000 was available for distribution without obtaining the prior approval of the appropriate bank regulator.

Note P: Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note P: Regulatory Matters (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company meets all capital adequacy requirements to which it is subject.

The Company’s and Subsidiary Banks’ actual capital amounts and ratios as of December 31 are also presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2000:
Total capital (to risk
weighted assets)
Consolidated	$341,979	11.28%	$242,502>	8.00%	N/A
Subsidiary Banks	$330,283	11.41%	$231,516>	8.00%	$289,395>	10.00%
Tier 1 capital (to risk
weighted assets)
Consolidated	$303,988	10.03%	$121,251>	4.00%	N/A
Subsidiary Banks	$293,700	10.15%	$115,758>	4.00%	$173,637>	6.00%
Tier 1 capital (to average
assets)
Consolidated	$303,988	7.51%	$161,851>	4.00%	N/A
Subsidiary Banks	$293,700	7.29%	$161,225>	4.00%	$201,531>	5.00%
As of December 31, 1999:
Total capital (to risk
weighted assets)
Consolidated	$315,100	11.67%	$216,029>	8.00%	N/A
Subsidiary Banks	$313,166	12.10%	$207,056>	8.00%	$258,820>	10.00%
Tier 1 capital (to risk
weighted assets)
Consolidated	$281,244	10.42%	$108,015>	4.00%	N/A
Subsidiary Banks	$280,717	10.85%	$103,528>	4.00%	$155,292>	6.00%
Tier 1 capital (to average
assets)
Consolidated	$281,244	7.48%	$150,379>	4.00%	N/A
Subsidiary Banks	$280,717	7.47%	$150,354>	4.00%	$187,943>	5.00%

The Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) required the establishment of a capital-based supervisory system of prompt corrective action for all depository institutions. The Federal Reserve Board’s implementation of FDICIA defines “well-capitalized” institutions as those whose Tier 1 capital ratio equals or exceeds 6%, total risk-based capital ratio equals or exceeds 10%, and leverage ratio equals or exceeds 5%. The Company’s Subsidiary Banks ratios in each of these categories met or exceeded the “well-capitalized” ratios as of December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note Q: Bremer Financial Corporation (Parent Company Only) Condensed Statements:

Balance Sheets

	December 31
	2000	1999
	(in thousands)
Assets
Cash and cash equivalents	$221	$49
Investment securities available-for-sale	3,987	—
Investment in and advances to:
Bank subsidiaries	342,477	320,468
Non-bank subsidiaries	89,086	74,923
Other assets	3,960	4,576

Total assets	$439,731	$400,016

Liabilities and Shareholders’ Equity
Short-term borrowings	$15,000	$16,000
Long-term debt	67,752	68,176
Accrued expenses and other liabilities	2,940	2,964
Redeemable class A common stock	28,324	25,029
Shareholders’ equity	325,715	287,847

Total liabilities and shareholders’ equity	$439,731	$400,016

Statements of Income

	Year Ended December 31
	2000	1999	1998
	(in thousands)
Income
Dividends from:
Bank subsidiaries	$46,475	$29,049	$31,873
Non-bank subsidiaries	1,300	1,230	600
Interest from subsidiaries	5,107	4,288	3,060
Interest income on taxable securities	222	--	--
Other income	--	354	353

Total income	53,104	34,921	35,886

Expenses
Interest expense:
Short-term borrowings	2,112	3,479	1,489
Long-term debt	5,736	1,149	305
Salaries and benefits	792	1,505	685
Operating expense paid to subsidiaries	998	1,008	1,083
Other operating expenses	1,239	1,184	538

Total expenses	10,877	8,325	4,100

Income before income tax benefit	42,227	26,596	31,786
Income tax benefit	2,432	1,341	208

Income of parent company only	44,659	27,937	31,994
Equity in undistributed earnings of subsidiaries	1,122	12,174	9,517

Net Income	$45,781	$40,111	$41,511

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note Q: Bremer Financial Corporation (Parent Company Only) Condensed Statements: (continued)

Statements of Cash Flows

	December 31
	2000	1999	1998
	(in thousands)
Cash Flows From Operating Activities
Net income	$45,781	$40,111	$41,511
Adjustments to reconcile net income to net cash provided
by operating activities
Equity in undistributed (earnings) of subsidiaries	(1,122)	(12,174)	(9,517)
Depreciation and amortization	662	858	490
Other, net	232	(1,357)	(303)

Net cash provided by operating activities	45,553	27,438	32,181

Cash Flows From Investing Activities
Investment in and advances to subsidiaries, net	(23,290)	(59,226)	(42,887)
Purchases of securities, net	(4,626)	--	—
Proceeds from sales of securities	639	--	—

Net cash used by investing activities	(27,277)	(59,226)	(42,887)

Cash Flows From Financing Activities
Short-term borrowings, net	(1,000)	(17,000)	27,000
Proceeds of long-term debt	--	65,000	—
Repayments of long-term debt	(424)	(423)	(424)
Dividends paid	(16,680)	(15,840)	(15,840)

Net cash (used) provided by financing activities	(18,104)	31,737	10,736

Increase (decrease) in cash and cash equivalents	172	(51)	30
Cash and cash equivalents
Beginning of year	49	100	70

End of year	$221	$49	$100

Note R: Subsequent Events

On January 30, 2001, the Company entered into a definitive agreement to purchase 11 branch locations and a related commercial banking group from Firstar Corporation, Milwaukee, Wisconsin (“Firstar”), including deposits of approximately $750 million and loans of approximately $300 million. Structured as a purchase of assets and assumption of liabilities, the purchase of the Minneapolis and St. Paul, Minnesota branches came as a result of Firstar’s divestiture requirement related to its recently announced merger with U.S. Bancorp, Minneapolis, Minnesota. Subject to the necessary regulatory approvals, the transaction is expected to close in May 2001. In conjunction with this transaction, and in order to maintain its well-capitalized position, the Company issued $16.5 million in trust preferred capital securities on February 22, 2001, and expects to issue an additional $55 million of similar securities during the second quarter of 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

BREMER FINANCIAL CORPORATION
SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2000 Quarter Ended
	(dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
Interest Income	$72,697	$78,537	$81,642	$81,295
Interest Expense	35,762	40,268	43,398	43,754
Net Income	11,016	11,062	11,676	12,027
Per share of common stock
Net income — basic and diluted	.92	.92	.97	1.01

	1999 Quarter Ended
	(dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
Interest Income	60,247	$62,398	$69,870	$71,452
Interest Expense	28,529	29,376	33,331	33,678
Net Income	10,225	8,396	10,355	11,135
Per share of common stock
Net income — basic and diluted	.85	.70	.86	.93

2,200,000 Capital Securities

BREMER CAPITAL TRUST I

% Cumulative Capital Securities
(Liquidation Amount $25 Per Capital Security)

Guaranteed as Described in this Prospectus by

BREMER FINANCIAL CORPORATION

[LOGO]

PROSPECTUS

U.S. Bancorp Piper Jaffray

Dain Rauscher Wessels

April _____, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution(1)

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Bremer Financial Corporation in connection with the sale of the capital securities.

Securities and Exchange Commission registration fee	$13,750
NASD filing fee	6,000
AMEX listing and application fees	21,000
Delaware taxes and fees (associated with formation of the trust)	500
Trustee fees	11,000
Printing and mailing costs	50,000
Accounting fees and expenses	30,000
Legal fees and expenses	140,000
Blue Sky filing fees and expenses (including fees of counsel)	5,000
Rating agency fee	16,000
Miscellaneous	10,000

Total	$303,250

____________________

(1)	Except for the Securities and Exchange Commission registration fee, the NASD filing fee and the AMEX listing and application fees, all expenses are estimated.

Item 15. Indemnification of Directors and Officers

Bremer Financial Corporation (the “Company”) is a corporation organized under the Minnesota Business Corporation Act (“MBCA”). Under Section 302A.521 of the MBCA, the Company may provide and has provided that its officers, directors, employees and agents be indemnified against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding if, with respect to the acts or omissions of the person complained of in the proceeding, the person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines and reasonable expenses; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the Company. Such indemnification may cover liabilities under the federal Securities Act of 1933 (“Securities Act”).

In addition, and as permitted by Section 302A.251 of the MBCA, the Company’s Articles of Incorporation eliminate the personal liability of the Company’s directors to the Company or its shareholders for monetary damages for breach of fiduciary duty except for (i) any breach of a director’s duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 of the MBCA for illegal distributions or under Minnesota Statutes, Section 80A.23 for securities law violations; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring before the date when the provision in the Articles becomes effective.

The form of Underwriting Agreement (Exhibit 1.1 hereto) contains provisions by which the underwriters have agreed to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each director of the Company, and each officer of the Company who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the underwriters for use in this Registration Statement.

Reference also is made to the directors’ and officers’ insurance policy included as Exhibit 10.8 to this Registration Statement pursuant to which officers and directors of the Company and its subsidiaries will be indemnified for such expenses and liabilities, in such manner, and to the extent, provided therein.

Item 16. Exhibits

The following exhibits are filed as part of this Registration Statement on Form S-2:

 1.1       Form of Underwriting Agreement.*
 4.1       Form of Indenture between Wilmington Trust Company and Bremer Financial
           Corporation.*
 4.2       Form of Junior Subordinated Debenture (included as an exhibit to Exhibit 4.1).*
 4.3       Certificate of Trust for Bremer Capital Trust I.*
 4.4       Declaration of Trust for Bremer Capital Trust I.*
 4.5       Form of Amended and Restated Declaration of Trust for Bremer Capital Trust I.*
 4.6       Form of Capital Securities Certificate (included as an exhibit to Exhibit 4.5).*
 4.7       Form of Capital Securities Guarantee Agreement between Bremer Financial Corporation and Wilmington Trust Company.*
 5.1       Opinion of Winthrop & Weinstine, P.A. regarding Bremer Financial Corporation and as to legality of certain matters.*
 5.2       Opinion of Richards, Layton & Finger, P.A. as to the Bremer Capital Trust I and as to the
           legality of certain matters.*
 8.1       Opinion of Winthrop & Weinstine, P.A. as to certain federal income tax matters.*
10.1       Indenture dated as of February 22, 2001 by and between Bremer Financial Corporation, as issuer, and State Street Bank and Trust Company of Connecticut, National Association
           ("State Street Bank"), as trustee, with respect to the issuance of $16.5 million of 10.20%
           Junior Subordinated Deferrable Interest Debentures due 2031.
10.2       Form of Junior Subordinated Deferrable Interest Debenture (included as Exhibit A to
           Exhibit 10.1).
10.3       Certificate of Trust dated as of January 29, 2001 for Bremer Statutory Trust I.
10.4       Declaration of Trust dated as of January 26, 2001 by and among Bremer Financial
           Corporation, State Street Bank (as trustee) and Robert B. Buck and Stuart F. Bradt
           (as administrators) for Bremer Statutory Trust I.
10.5       Amended and Restated Declaration of Trust dated as of February 22, 2001 by and among State Street Bank (as institutional trustee), Bremer Financial Corporation
           (as sponsor) and Robert B. Buck and Stuart F. Bradt (as administrators) for Bremer
           Statutory Trust I.
10.6       Form of Capital Securities Certificate (included as Exhibit A-1 to Exhibit 10.5)
10.7       Guarantee Agreement dated as of February 22, 2001 by and between Bremer Financial
           Corporation and State Street Bank.
10.8       Directors and Officers and Company Liability Policy for the policy period from
           August 1, 1999 to August 1, 2002.*
12.1       Statement regarding computation of ratio of earnings to fixed charges.
23.1       Consent of Winthrop & Weinstine, P.A. (contained in its opinion filed as Exhibit 5.1).*
23.2       Consent of Richards, Layton & Finger, P.A. (contained in its opinion filed as Exhibit 5.2).*
23.3       Consent of Deloitte & Touche LLP.
24.1       Power of Attorney (included as part of signature page).
25.1       T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
           Wilmington Trust Company, as trustee under the Indenture.*
25.2       T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
           Wilmington Trust Company, as trustee under the Declaration of Trust.*

25.3        T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
            Wilmington Trust Company, as trustee under the Guarantee Agreement.*

____________________

*To be filed by amendment.

All of the following exhibits are incorporated by reference to Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8 and 21, respectively, to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000:

10.9        Bremer Financial Corporation 2000 Executive Annual Incentive Compensation Plan for
            President and Chief Executive Officer of Bremer Financial Corporation.
10.10       Bremer Financial Corporation 2000 Executive Annual Incentive Compensation Plan for
            Community Banking Director.
10.11       Bremer Financial Corporation 2000 Executive Annual Incentive Compensation Plan for
            Financial Services Director.
10.12       Bremer Financial Corporation 2000 Executive Annual Incentive Compensation Plan for
            Chief Financial Officer, Chief Credit Officer, Chief Information Officer, and Retail
            Director.
10.13       Bremer Financial Corporation 2000 Executive Annual Incentive Compensation Plan for
            Human Resources Director, Marketing Director, Assistant Community Banking Director,
            and Risk Management Director.
10.14       Bremer Financial Corporation Note Purchase Agreement dated November 1, 1999 --
            Series A Senior Notes, Tranche 1 and Series A Senior Notes, Tranche 2.
10.15       Bremer Financial Corporation Credit Agreement dated October 21, 1997, as amended --
            unsecured revolving credit facility.
10.16       Purchase and Assumption Agreement dated as of January 30, 2001.
21.1        Subsidiaries of the Company.

The following exhibit is incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1989:

3.1        Bylaws of the Company in effect on the date hereof.

The following exhibits are incorporated by reference to Exhibits 3.1, 10.12, 10.13, 10.14, 10.15, and 10.16, respectively, to the Company’s Registration Statement on Form S-1 filed with the SEC on February 10, 1989:

 3.2       Restated Articles of Incorporation of the Company in effect on the date hereof.
10.17      Bremer Financial Corporation Employee Stock Ownership Plan and Declaration of
           Trust.
10.18      Bremer Banks’ Profit Sharing Plus Plan, as amended and restated effective January 1,
           1986, and Amendment No. 1 thereto.
10.19      Bremer Banks Profit Sharing Plus Declaration of Trust dated October 1, 1986 and
           Amendment No. 1 thereto.
10.20      Bremer Banks Retirement Plan effective April 1, 1985.
10.21      Bremer Banks Retirement Plan Declaration of Trust (as revised and restated effective
           January 1, 1976).

The following exhibits are incorporated by reference to Exhibits 4.1 and 4.2, respectively, to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 29, 1989:

4.9        Specimen of stock certificate evidencing class A common stock.
4.10       Specimen of stock certificate evidencing class B common stock.

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that it will:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of St. Paul, State of Minnesota, on April 4, 2001.

                                        Bremer Financial Corporation

                                            /S/ STAN K. DARDIS
                                      By -------------------------------------
                                          Stan K. Dardis, President and
                                          Chief Executive Officer

Each person whose signature appears below constitutes and appoints Stan K. Dardis and Robert B. Buck, and each of them, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-2, and all registration statements for the same offering that are to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or their, his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/S/ STAN K. DARDIS	President, Chief Executive Officer	April 4, 2001
Stan K. Dardis	and Director

/S/ TERRY M. CUMMINGS	Chairman of the Board and Director	April 4, 2001
Terry M. Cummings

/S/ WILLIAM H. LIPSCHULTZ	Vice President and Director	April 4, 2001
William H. Lipschultz

/S/ CHARLOTTE S. JOHNSON	Vice President and Director	April 4, 2001
Charlotte S. Johnson

/S/ SHERMAN WINTHROP	Director	April 4, 2001
Sherman Winthrop

/S/ DANIEL C. REARDON	Vice President and Director	April 4, 2001
Daniel C. Reardon

/S/ ROBERT B. BUCK	Executive Vice President and	April 4, 2001
Robert B. Buck	Chief Financial Officer (Principal Financial Officer)

/S/ STUART F. BRADT	Controller	April 4, 2001
Stuart F. Bradt	(Principal Accounting Officer)

Exhibit Index

Exhibit No.     Description

 1.1            Form of Underwriting Agreement.*
 4.1            Form of Indenture between Wilmington Trust Company and Bremer Financial
                Corporation.*
 4.2            Form of Junior Subordinated Debenture (included as an exhibit to Exhibit 4.1).*
 4.3            Certificate of Trust for Bremer Capital Trust I.*
 4.4            Declaration of Trust for Bremer Capital Trust I.*
 4.5            Form of Amended and Restated Declaration of Trust for Bremer Capital Trust I.*
 4.6            Form of Capital Securities Certificate (included as an exhibit to Exhibit 4.5).*
 4.7            Form of Capital Securities Guarantee Agreement between Bremer Financial Corporation and Wilmington Trust Company.*
 5.1            Opinion of Winthrop & Weinstine, P.A. regarding Bremer Financial Corporation as to legality of certain matters.*
 5.2            Opinion of Richards, Layton & Finger, P.A. as to the Bremer Capital Trust I and as to the
                legality of certain matters.*
 8.1            Opinion of Winthrop & Weinstine, P.A. as to certain federal income tax matters.*
10.1            Indenture dated as of February 22, 2001 by and between Bremer Financial Corporation, as issuer, and State Street Bank and Trust Company of Connecticut, National Association
                ("State Street Bank"), as trustee, with respect to the issuance of $16.5 million of 10.20%
                Junior Subordinated Deferrable Interest Debentures due 2031.
10.2            Form of Junior Subordinated Deferrable Interest Debenture (included as Exhibit A to
                Exhibit 10.1).
10.3            Certificate of Trust dated as of January 29, 2001 for Bremer Statutory Trust I.
10.4            Declaration of Trust dated January 26, 2001 by and among Bremer Financial
                Corporation, State Street Bank (as trustee) and Robert B. Buck and Stuart F. Bradt
                (as administrators) for Bremer Statutory Trust I.
10.5            Amended and Restated Declaration of Trust dated as of February 22, 2001 by and among State Street Bank (as institutional trustee), Bremer Financial Corporation
                (as sponsor) and Robert B. Buck and Stuart F. Bradt (as administrators) for Bremer
                Statutory Trust I.
10.6            Form of Capital Securities Certificate (included as Exhibit A-1 to Exhibit 10.5).
10.7            Guarantee Agreement dated as of February 22, 2001 by and between Bremer Financial
                Corporation and State Street Bank.
10.8            Directors and Officers and Company Liability Policy for the policy period from
                August 1, 1999 to August 1, 2002.*
12.1            Statement regarding computation of ratio of earnings to fixed charges.
23.1            Consent of Winthrop & Weinstine, P.A. (contained in its opinion filed as Exhibit 5.1).*
23.2            Consent of Richards, Layton & Finger, P.A. (contained in its opinion filed as Exhibit 5.2).*
23.3            Consent of Deloitte & Touche LLP.
24.1            Power of Attorney (included as part of signature page).
25.1            T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
                Wilmington Trust Company, as trustee under the Indenture.*
25.2            T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
                Wilmington Trust Company, as trustee under the Declaration of Trust.*
25.3            T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of
                Wilmington Trust Company, as trustee under the Guarantee Agreement.*

__________

*To be filed by amendment.

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Bremer Financial Corporation on Form S-2 of our report dated January 25, 2001, appearing in the Annual Report on Form 10-K of Bremer Financial Corporation for the year ended December 31, 2000, and to the use of our report dated January 25, 2001, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
April 6, 2001